

Letter to Stockholders

Annual Meeting Invitation

Notice of 2013 Annual Meeting and Proxy

2013 Annual Report on Form 10-K


EnerSys
Power/Full Solutions

Proxy Statement and 2013 Annual Report to Stockholders

Dear Fellow Stockholder:

It is with particular pleasure that we present our Annual Report for our fiscal year ending March 31, 2013. For the third consecutive fiscal year, our Company has delivered record earnings to our stockholders. These achievements would not have been possible without the support of our customers, employees and suppliers.

Our net sales for fiscal year 2013 were $2.28 billion, approximately the same as in fiscal year 2012. The sales growth we experienced in the Americas and Asia was offset by the weak economic conditions in Europe. In spite of flat year-over-year sales, our full year adjusted net earnings increased by 16% to a record $3.55 per share.

Another result of our increased adjusted net earnings has been higher levels of positive cash flow generation and lower debt leverage. This increased liquidity affords our Company the ability to maintain our existing acquisition strategy and expand it into complementary businesses, to increase capital expenditure programs and to continue our growth in the developing markets. In addition, we have the means to return some of our positive cash generation back to our stockholders through our recently announced quarterly dividend of $0.125 per share.

EnerSys held its first Investor Day in April 2013 at The New York Stock Exchange. We outlined our strategic vision for growing our Company to $4 billion in net sales by 2018 while simultaneously maintaining an operating earnings percentage above our minimum target of 10%. A portion of our growth will be fueled by higher margin new product initiatives such as thin-plate, pure-lead for motive power and automated guided vehicle applications, and our OptiGrid™ large scale energy storage solution along with other products currently being developed to meet our customers' needs.

We remain focused on continuing to execute our business strategy of being the best value to our customers today and in the future. I want to personally thank our stockholders for their continued support and confidence in our Company, our customers for their valued business, and our employees for their ongoing commitment and pride in their performance.

Best regards,

John D. Craig
Chairman of the Board,
President and Chief Executive Officer

Please refer to "Management's Discussion and Analysis" in our Annual Report on Form 10-K attached to this letter for additional information, including a reconciliation of the non-GAAP measures to the comparable GAAP measures.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this letter and proxy statement regarding EnerSys' business, which are not historical facts, are "forward-looking statements" that involves risks and uncertainties. For a discussion of such risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see EnerSys' filings with the Securities Exchange Commission, including "Item 1A. Risk Factors" in EnerSys' Annual Report on Form 10-K attached to this letter. These statements speak only as of the date of this letter and proxy statement, even if subsequently made available by EnerSys on its website or otherwise. EnerSys undertakes no obligation to update or revise these statements to reflect events or circumstances occurring after the date of this letter and proxy statement.

Annual Meeting Invitation


EnerSys
Power/Full Solutions

June 27, 2013

Dear Fellow Stockholder:

EnerSys will hold its 2013 annual meeting of stockholders (the "Annual Meeting") on Thursday, August 1, 2013, at 10:00 a.m. (Eastern Time) at our corporate offices located at 2366 Bernville Road, Reading, Pennsylvania 19605. You can find directions to our corporate offices on the Investor Relations page of our website at *www.enersys.com*.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Annual Meeting in person, we urge you to read these proxy materials and cast your vote on the matters that will be presented at the Annual Meeting. Stockholders of record have the option of voting by telephone, through the Internet or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. Doing so will not prevent you from voting in person at the Annual Meeting.

Thank you very much for your continued interest in EnerSys.

Sincerely,

John D. Craig
Chairman of the Board,
President and Chief Executive Officer

TABLE OF CONTENTS

ENERSYS
2366 Bernville Road
Reading, Pennsylvania 19605

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be Held on August 1, 2013

The Proxy Statement, the Proxy Card and the Annual Report to Stockholders are available at www.enersys.com

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NOTICE IS HEREBY GIVEN that the annual meeting of stockholders (the "Annual Meeting") of EnerSys will be held on Thursday, August 1, 2013, at 10:00 a.m. (Eastern Time) at its corporate offices located at 2366 Bernville Road, Reading, Pennsylvania 19605, for the following purposes:

(1) to elect the three (3) Class III director nominees of the Board of Directors of EnerSys, each to serve until the 2016 annual meeting of stockholders, or until the earlier of their resignation or their respective successors shall have been elected and qualified;

(2) to ratify the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm for the fiscal year ending March 31, 2014;

(3) an advisory vote to approve the compensation of EnerSys' named executive officers;

(4) to consider and vote to approve and adopt the EnerSys 2013 Management Incentive Plan; and

(5) to transact such other business as may properly be presented at the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on June 7, 2013, are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. A list of these stockholders is available at the corporate offices of EnerSys and will be available at the Annual Meeting.

If you plan to attend the Annual Meeting, please bring photo identification. If your shares are held in the name of a broker or other nominee, please bring with you a letter (and a legal proxy if you wish to vote your shares) from the broker or nominee confirming your ownership as of the record date. For directions to the Annual Meeting, please contact Investor Relations by telephone at (610) 236-4040 or visit our website at *www.enersys.com.*

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE ANNUAL MEETING. STOCKHOLDERS OF RECORD MAY VOTE BY TELEPHONE, THROUGH THE INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. SPECIFIC INSTRUCTIONS FOR TELEPHONE AND INTERNET VOTING ARE SET FORTH ON THE ENCLOSED PROXY CARD.

By Order of the Board of Directors



Richard W. Zuidema
Executive Vice President and Secretary

Reading, Pennsylvania
June 27, 2013


EnerSys
Power/Full Solutions

PROXY STATEMENT

GENERAL INFORMATION

Solicitation of Proxies. The Board of Directors of EnerSys is providing this Proxy Statement to solicit proxies for use at EnerSys' annual meeting of stockholders to be held at its corporate offices located at 2366 Bernville Road, Reading, Pennsylvania 19605 on Thursday, August 1, 2013, at 10:00 a.m. (Eastern Time) or any adjournment or postponement thereof (the "Annual Meeting"). EnerSys (the "Company," "we," "our," or "us") is first delivering this Proxy Statement, the foregoing notice and the accompanying proxy card to stockholders on or about June 27, 2013.

Purpose of the Meeting. At the Annual Meeting, our stockholders will be asked to vote on the following proposals:

Proposal No. 1: to elect the three (3) Class III director nominees of the Board of Directors of EnerSys, each to serve until the 2016 annual meeting of stockholders, or until the earlier of their resignation or their respective successors shall have been elected and qualified;

Proposal No. 2: to ratify the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm for the fiscal year ending March 31, 2014;

Proposal No. 3: an advisory vote to approve EnerSys' named executive officer compensation; and

Proposal No. 4: to consider and vote to approve and adopt the EnerSys 2013 Management Incentive Plan (the "2013 MIP").

Record Date. Only stockholders of record at the close of business on June 7, 2013 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. At the close of business on the Record Date, there were 47,866,092 shares of EnerSys common stock outstanding, each of which will be entitled to one vote at the Annual Meeting.

Quorum. The presence, in person or by proxy, of stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast will constitute a quorum at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the Annual Meeting for purposes of determining the presence of a quorum.

Voting and Revocation of Proxies. Stockholders of record can choose one of the following three ways to vote:

1. By mail: Complete, sign, date and return the enclosed proxy card in the pre-paid envelope provided. If you return the signed proxy card but do not mark the boxes showing how you wish to vote, your votes will be cast "FOR" the election of all director nominees, "FOR" the ratification of the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm, "FOR" the approval of executive compensation, and "FOR" approval of the 2013 MIP.

2. By telephone: Call the toll-free telephone number on the proxy card 1-800-652-VOTE (8683) and follow the voice prompts.

3. Through the Internet: Access the website www.investorvote.com/ENS and follow the instructions.

We encourage each stockholder of record to submit their proxy electronically through the Internet, if that option is available, or by telephone. Delivery of a proxy in any of the three ways listed above will not affect the right of a stockholder of record to attend the Annual Meeting and vote in person. If your shares are held in "street name" (that is, through a broker, trustee or other holder of record), you will receive a proxy card from your broker seeking instructions as to how your shares should be voted. If no voting instructions are given, your broker or nominee has discretionary authority to vote your shares on your behalf on routine matters. A "broker non-vote" results on a matter when your broker or nominee returns a proxy but does not vote on a particular proposal because it does not have discretionary authority to vote on that proposal and has not received voting instructions from you. We believe that your broker or nominee only has discretionary voting power with respect to the proposal regarding the ratification of the appointment of the independent registered public accounting firm. You may not vote shares held in "street name" at the Annual Meeting unless you obtain a legal proxy from your broker or holder of record.

Any stockholder of record giving a proxy may revoke it by doing any of the following:

- delivering a written notice of revocation to the Secretary of EnerSys, dated later than the proxy, before the vote is taken at the Annual Meeting;
- delivering a duly executed proxy to the Secretary of EnerSys, bearing a later date (including proxy by telephone or through the Internet) before the vote is taken at the Annual Meeting; or
- voting in person at the Annual Meeting (your attendance at the Annual Meeting, in and of itself, will not revoke the proxy).

Any written notice of revocation, or later dated proxy, should be delivered to EnerSys, 2366 Bernville Road, Reading, Pennsylvania 19605, Attention: Richard W. Zuidema, Executive Vice President and Secretary.

Tabulation of Votes. Our bylaws provide for majority voting procedures for the election of directors in an election where the number of director nominees does not exceed the number of directors to be elected (an "uncontested election"). In an uncontested election, to be elected, a director nominee must receive more "for" than "against" votes cast by the holders of shares of our common stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors (a "majority vote"). In an election where the number of director nominees exceeds the number of directors to be elected, directors are elected by a plurality vote, which means that the director nominees receiving the most votes cast by the holders of shares of our common stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors will be elected, regardless of the number of votes cast in favor of each director nominee. The election of directors at this Annual Meeting is an uncontested election. Brokers holding shares beneficially owned by their clients do not have the ability to cast votes with respect to the election of directors unless they have received instructions from the beneficial owner of the shares. **If your shares are held by a broker, it is important that you provide instructions to your broker so your vote is counted in the election of directors.** Abstentions and broker non-votes will not constitute or be counted as "votes" cast for purposes of this proposal.

If an incumbent director receives more "against" than "for" votes, in accordance with the Corporate Governance Guidelines, the Nominating and Corporate Governance Committee will consider such director's contingent resignation and recommend to the Board of Directors the action to be taken. The Board of Directors will act on such recommendation and publicly disclose its decision and the rationale behind such decision within 90 days from the date of the certification of the election results.

The ratification of the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm for the fiscal year ending March 31, 2014, requires the affirmative vote of the holders of a majority of the shares represented and entitled to vote at the Annual Meeting. With respect to these matters, abstentions will have the same effect as voting against such proposal and broker non-votes, if any, will not constitute or be counted as "votes" cast for purposes of this proposal.

The affirmative vote of the holders of a majority of shares of our common stock, present in person or represented by proxy and entitled to vote, is required for approval with respect to the advisory vote to approve our named executive officer compensation and to approve the 2013 MIP. An abstention is treated as present and entitled to vote and therefore has the effect of a vote against the advisory vote on executive compensation and against approval of the 2013 MIP, as the case may be. A nominee holding shares in street name does not have discretionary voting power with respect to this proposal and may not vote shares unless the nominee receives voting instructions from the beneficial owner. Accordingly, a broker non-vote is not counted for voting purposes with respect to, and has no effect on, the advisory vote to approve our named executive officer compensation or approval of the 2013 MIP.

Although the advisory vote to approve our named executive officer compensation is non-binding, as provided by law, the Compensation Committee of our Board of Directors will review the results of the vote and take them into account in making a determination concerning executive compensation. For information regarding the Compensation Committee's views in connection with the results of the 2012 non-binding advisory vote of stockholders, see the discussion beginning on page 19.

If any other matters are properly presented for consideration at the meeting, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the persons named in the proxy card will have discretion to vote on those matters according to their best judgment to the same extent as the person signing the proxy would be entitled to vote. At the date of this proxy statement, we do not anticipate that any other matters will be raised at the Annual Meeting.

Attendance at the Annual Meeting. Attendance at the Annual Meeting will be limited to stockholders as of the Record Date, their authorized representatives and guests of EnerSys.

PROPOSAL NO. 1

ELECTION OF THE CLASS III DIRECTOR NOMINEES OF THE BOARD OF DIRECTORS

General

Our certificate of incorporation provides that the Board of Directors shall consist of not less than three or more than eleven members, as fixed by the Board of Directors from time to time. The certificate of incorporation also divides the Board into three classes, with each class to be as nearly equal in number as possible. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, nominees for directors in that class will be considered for election for three-year terms at the annual meeting of stockholders in the year in which the term of directors in that class expires.

Our Board of Directors currently consists of nine members, divided into three classes. The classes are composed of the following directors:

Messrs. Ghasemi, Lehman and Marlo are Class I directors, whose terms will expire at the 2014 annual meeting of stockholders;

Messrs. Chung and Katsaros and Gen. Magnus, USMC (Retired) are Class II directors, whose terms will expire at the 2015 annual meeting of stockholders; and

Messrs. Craig, Hoffen and Muscari are Class III directors, whose terms will expire at the 2013 annual meeting of stockholders.

Director Nominees of the Board of Directors

Based on the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has unanimously nominated Messrs. Craig, Hoffen and Muscari for election as Class III directors of EnerSys. Each of the nominees currently serves as a director of EnerSys and has consented to being named in this Proxy Statement and to serve, if elected. Each of the directors elected at the Annual Meeting will hold office until the 2016 annual meeting of stockholders or until the earlier of their resignation or their successors are duly elected and qualified. If any of the nominees become unable to accept nomination or election, the persons named in the proxy may vote for a substitute nominee selected by the Board of Directors. Our management, however, has no present reason to believe that any Class III nominee will be unable to serve as a director, if elected.

RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED ABOVE.

BOARD OF DIRECTORS

The following table sets forth certain information with respect to our directors and the director nominees as of the date of this Proxy Statement:

Name	Age	Position with EnerSys	Year First Became Director	Term as Director will Expire(1)
John D. Craig	62	Chairman of the Board, President and Chief Executive Officer	2000	2013
Hwan-yoon F. Chung	39	Director	2006	2015
Seifi Ghasemi	68	Director	2010	2014
Howard I. Hoffen	49	Director	2000	2013
Arthur T. Katsaros	65	Director	2005	2015
John F. Lehman	70	Director	2004	2014
Gen. Robert Magnus, USMC (Retired)	66	Director	2008	2015
Dennis S. Marlo	70	Director	2004	2014
Joseph C. Muscari	65	Director	2008	2013

(1) Directors' terms of office are scheduled to expire at the annual meeting of stockholders to be held in the year indicated.

The principal occupation and business experience during the last five years of, and other information with respect to, each nominee for election as a director of EnerSys and of each continuing director is as follows:

John D. Craig. Mr. Craig has served as Chairman of the Board of Directors, President and Chief Executive Officer and a Director of EnerSys since November 2000. From 1998 to October 2000, he served as President and Chief Operating Officer of Yuasa, Inc., the predecessor company to EnerSys. Mr. Craig joined Yuasa in 1994. Mr. Craig serves on the Board of Directors and Audit Committee of Gardner Denver Inc., a manufacturer of highly engineered products. Mr. Craig received his Master of Electronics Engineering Technology degree from Arizona State University and his Bachelor of Science degree from Western Michigan University.

Mr. Craig has many years of experience in the industrial battery business. As President and Chief Executive Officer, he is intimately familiar with all aspects of our business activities. Mr. Craig's history of leadership, experience and business background are attributes that were significant in the decision to nominate him as a member of our Board of Directors and his service as Chairman of the Board of Directors.

Hwan-yoon F. Chung. Mr. Chung has been a Director of EnerSys since February 2006. Mr. Chung is Managing Director of Allied Resource Company, a privately-held investment company with interests in businesses that deploy proprietary industrial-scale technologies to recycle waste, reduce pollutants and other emissions, as well as treat wastewater, since November 2012. Prior thereto, Mr. Chung was a Principal of Metalmark Capital LLC since its inception in 2004. Prior to joining Metalmark, he was an Executive Director of Morgan Stanley Private Equity from 2002 to 2004, and Vice President of Morgan Stanley Private Equity from 2000 to 2002. He received his Bachelor of Arts in Philosophy from the College of Arts and Sciences of the University of Pennsylvania, and his Bachelor of Science degree in Economics from the Wharton School of Business of the University of Pennsylvania. The financial acumen that Mr. Chung obtained through his private equity experiences were attributes important in qualifying him for service as a member of the Board of Directors.

Seifi Ghasemi. Mr. Ghasemi has been a Director of EnerSys since July 2010. Mr. Ghasemi has served as the Chairman and Chief Executive Officer of Rockwood Holdings Inc., which is listed on The New York Stock Exchange, since March 2001. Prior to that, he served as Chairman and Chief Executive Officer of GKN Sinter Metals, a producer of powdered metal components for automotive applications, and served as a board member of GKN, plc, a global engineering business that serves the automotive, aerospace and land systems markets, from 1997 to 2001. From 1987 to 1997, he was employed by BOC Gases, serving as President of BOC Gases, Americas from 1993 to 1997 and was a member of the board of directors of BOC Group, plc, a multinational gas company, from 1995 to 1997. Mr. Ghasemi received his Bachelor of Science degree from the Abadan Institute of Technology in Abadan, Iran and his Masters of Science degree in Mechanical Engineering from Stanford University.

Mr. Ghasemi's experience qualifying him for service as a member of the Board of Directors includes nearly twenty years experience in executive positions, and over fifteen years experience as a board member with global leaders in industries ranging from specialty chemicals to engineering to industrial gases.

Howard I. Hoffen. Mr. Hoffen has been a Director of EnerSys since November 2000. He is currently the Chairman, Chief Executive Officer, and a Managing Director of Metalmark Capital LLC, an investment center of Citi Alternative Investments that is focused on private equity. Mr. Hoffen was a founding member of Metalmark in 2004, and served as Chairman and Chief Executive Officer of Morgan Stanley Capital Partners from 2001 to 2004, after having performed various roles in the private equity group since he joined Morgan Stanley in 1985. He serves as a Director of Pacific Coast Energy Holdings LLC (the general partner of Pacific Coast Oil Trust, whose trust units are listed on The New York Stock Exchange). Mr. Hoffen also served on the Board of Directors of Union Drilling, Inc., which provides contract land drilling services and equipment to oil and gas producers in the U.S. and whose shares were listed on the NASDAQ Stock Market, from December 1997 until November 2012, the effective date of its acquisition by a private equity fund. He is also a Director of several private companies. Mr. Hoffen received his Master of Business Administration degree from Harvard Business School and his Bachelor of Science degree from Columbia University. Mr. Hoffen was appointed to serve on our Board by Metalmark, pursuant to the Securityholder Agreement.

Through Mr. Hoffen's experience in private equity and service on other corporate boards, he has dealt with a wide range of issues including audit and financial reporting, risk management, executive compensation and strategic planning. These attributes were significant in the decision to nominate him as a member of the Board of Directors and to serve as our Lead Director.

Arthur T. Katsaros. Mr. Katsaros has been a Director of EnerSys since July 2005. Mr. Katsaros was most recently the Group Vice President—Development and Technology of Air Products and Chemicals, Inc. since 2002 and until his retirement in April 2007. From 1996 through 2002, he was Group Vice President of Engineered Systems and Operations of Air Products. Mr. Katsaros serves as the Chairman of CDG Environmental, LLC, a manufacturer of supply systems for water treatment. Mr. Katsaros received a Bachelor of Science degree in Chemical Engineering from Worcester Polytechnic Institute in 1969 and a Master of Business Administration from Lehigh University in 1977. He also completed the Advanced Management Program at Harvard University's Graduate School of Business in 1992.

Mr. Katsaros' experience qualifying him for service as a member of the Board of Directors includes over fifteen years experience in executive positions with a global manufacturer, in charge of international business and operations, such as manufacturing, engineering, information technology and research and development.

John F. Lehman. Mr. Lehman has been a Director of EnerSys since August 2004. Mr. Lehman is a founding partner of J.F. Lehman & Company, a private equity firm, and has been its Chairman since November 1990. Prior to founding J.F. Lehman & Company, Mr. Lehman was a Managing Director in Corporate Finance at PaineWebber Incorporated, served for six years as Secretary of the Navy, was a member of the National Security Council Staff, served as a delegate to the Mutual Balanced Force Reductions negotiations and was the Deputy Director of the Arms Control and Disarmament Agency. Mr. Lehman serves as a Director of Ball Corporation, which is listed on The New York Stock Exchange. He is a member of the Board of Directors of Drew Marine, Inc., a private technical solutions and service provider to the global marine industry, and Verisk Analytics, a private risk information provider. Mr. Lehman was a member of the National Commission on Terrorist Attacks upon the United States. He is currently a member of the National Defense Commission. He is also Chairman of the Princess Grace Foundation. Mr. Lehman received his Bachelor of Science degree from St. Joseph's University, his Bachelor of Arts and Master of Arts degrees from Cambridge University and a Doctorate from the University of Pennsylvania.

Mr. Lehman's business and government experience provide the Board of Directors with valuable insight into social, governmental and economic issues relevant to our business. This experience is important in qualifying him for service as a member of the Board of Directors.

General Robert Magnus, USMC (Retired). Gen. Magnus has been a Director of EnerSys since July 2008. Gen. Magnus served as the Assistant Commandant of the Marine Corps from 2005 to 2008. He retired from the Marine Corps in 2008 after over 38 years of distinguished service. Gen. Magnus' operational assignments included Commander, Marine Corps Air Bases Western Area and Deputy Commander, Marine Forces Pacific. Gen. Magnus' staff assignments included Chief, Logistics Readiness Center, Joint Staff; Executive Assistant to the Director of the Joint Staff; Head, Aviation Plans and Programs Branch; Assistant Deputy Chief of Staff for Aviation; Assistant Deputy Commandant for Plans, Policies, and Operations; and Deputy Commandant for Programs and Resources. Gen. Magnus also serves on the Board of Directors of Augusta Westland NA, a subsidiary of Italy's Finmeccanica, a producer of advanced helicopters; and Elbit Systems of America, a provider of defense, homeland security, commercial aviation and medical products and solutions, as well as aircraft maintenance, repair and overhaul services. Gen. Magnus received his Bachelor of Arts degree in history from the University of Virginia and his Masters in Business Administration degree from Strayer College. His formal military education included Naval Aviator Training, U.S. Marine Corps Command and Staff College, and the National War College. Gen. Magnus' personal decorations included two Distinguished Service Medal awards, the Defense Superior Service Medal, Legion of Merit, and Navy Achievement Medal.

Gen. Magnus' experience and service qualifying him for service as a member of our Board of Directors includes his four years of financial management experience as the Marine Corps officer for programs and financial oversight, his experience in constructing and justifying wartime budgets from 2001 to 2005, service as the Chairman of the Marine Corps Community Service programs with direct responsibility for annual budgets, as well as service as the Assistant Commandant, the second senior officer, of the Active Duty and Reserve Marine Corps from 2005 to 2008.

Dennis S. Marlo. Mr. Marlo has been a Director of EnerSys since August 2004. Mr. Marlo is Managing Director of Sanctuary Group LTD, a financial and executive advisory firm located in Malvern, Pennsylvania and Vero Beach, Florida. Mr. Marlo served as an Executive Vice President of Sovereign Bancorp, Inc. (now Santander Holdings USA, Inc.) from June 2004 through April 2009, and as Chief Risk Management Officer of Sovereign Bancorp, Inc. from April 2001 through June 2004. Mr. Marlo joined Sovereign in February 1998 as the President of the Pennsylvania Division of Sovereign Bank and was appointed Chief Financial Officer and Treasurer of Sovereign in May 1998, serving in that capacity through

April 2001. Prior thereto, Mr. Marlo served as President and Chief Executive Officer of ML Bancorp Inc., a predecessor company of Sovereign Bancorp, Inc., and as a partner with KPMG, LLP. Mr. Marlo is currently Chairman of the Board of Directors of the Federal Home Loan Bank of Pittsburgh, a government sponsored enterprise. He is also a member of the Board of Directors of the Lankenau Medical Center Foundation, a foundation supporting a non-profit medical center in Wynnewood, Pennsylvania, and is Chairman of the Board of Trustees at Harcum College in Bryn Mawr, Pennsylvania. Mr. Marlo is also a member of the Board of Directors of Main Line Health Real Estate, L.P., an ambulatory health care services company in Conshohocken, Pennsylvania. Mr. Marlo completed the Graduate School of Community Bank Management at the University of Texas at Austin and received his Bachelor of Science degree in Accounting from La Salle University. He is a certified public accountant.

Through Mr. Marlo's extensive financial experience and other activities, he has dealt with a wide range of issues including audit and financial reporting, risk management, executive compensation and strategic planning. These experiences qualify him to service as a member of our Board of Directors, Chairman of the Audit Committee, and our Audit Committee financial expert.

Joseph C. Muscari. Mr. Muscari has been a Director of EnerSys since June 2008. Mr. Muscari has served as Executive Chairman of Minerals Technologies, Inc. ("MTI") which is listed on The New York Stock Exchange since March 2013. Prior thereto, Mr. Muscari served as Chairman and Chief Executive Officer of MTI since March 2007 and as a Director of MTI since February 2005. For the prior 37 years, Mr. Muscari was employed at Alcoa Inc., where he held a number of executive positions. He served as Executive Vice President and Chief Financial Officer from January 2006 to January 2007. Mr. Muscari previously served as Executive Vice President—Alcoa and Group President, Rigid Packaging, Foil and Asia group, since October 2004. He had been an Executive Vice President of Alcoa since 2002, having responsibility for Alcoa's businesses in Asia and Latin America. Mr. Muscari also serves as Executive Chairman of the Board of Directors of Dana Holding Corporation, which is listed on the New York Stock Exchange. He received his Bachelor of Science degree in industrial engineering from the New Jersey Institute of Technology and his Masters in Business Administration from the University of Pittsburgh. He also holds an honorary Doctor of Law degree from Salem-Teikyo University. Mr. Muscari is also a former member of the Board of Directors of Aluminum Corporation of China.

Mr. Muscari's experience qualifying him for service as a member of our Board of Directors includes approximately forty years of combined experience with global mineral and aluminum companies with oversight of international business and operational units.

CORPORATE GOVERNANCE

Independence of Directors

Our Board of Directors determined that all directors, with the exception of Mr. Craig, are independent from EnerSys and our management under the listing standards of The New York Stock Exchange ("NYSE"). The Board considered the NYSE standards, the fact that there were no transactions or arrangements between the directors and EnerSys, other than the consideration for serving as a director, and all other relevant facts and circumstances in making these independence determinations and concluded that there were no material relationships between any of our directors and EnerSys.

There are no family relationships among our directors or executive officers.

Access to Corporate Governance Documents

Our corporate governance information and materials, including our Corporate Governance Guidelines, charters of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, and Code of Business Conduct and Ethics, are available on the Investor Relations page of our website at *www.enersys.com* and any stockholder may obtain printed copies of these documents by writing to

Investor Relations at: EnerSys, 2366 Bernville Road, Reading, Pennsylvania 19605, by e-mail at: *investorrelations@enersys.com* or by calling Investor Relations at (610) 236-4040. Information contained on the website is not incorporated by reference or otherwise considered part of this Proxy Statement.

Committees of our Board of Directors

Our Board of Directors has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below. The Board of Directors has determined that each committee member is independent under the NYSE listing standards. Our Board of Directors, from time to time, may establish other committees.

Audit Committee

Messrs. Chung, Katsaros, Marlo (Chairperson) and Muscari serve as members of our Audit Committee. The Board of Directors has determined that Mr. Marlo is an "audit committee financial expert," as such term is defined in rules promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Exchange Act"). The Board of Directors has determined that Messrs. Chung, Katsaros, Marlo and Muscari are independent directors under the NYSE listing standards and the SEC rules and regulations applicable to audit committees and financially literate in accordance with the NYSE listing standards. Our Audit Committee held a total of seven (7) meetings in the fiscal year ended March 31, 2013, five (5) of which were in person, and two (2) of which were held telephonically.

The Audit Committee is responsible for:

- appointing, compensating and overseeing our independent registered public accounting firm ("independent auditors");
- overseeing management's fulfillment of its responsibilities for financial reporting and internal control over financial reporting; and
- overseeing the activities of our internal audit function.

For additional information, see "Audit Committee Report" herein and the Audit Committee Charter, which is available on the Investor Relations page of our website at *www.enersys.com.*

Compensation Committee

Our Compensation Committee consists of Messrs. Ghasemi, Lehman (Chairperson), and Muscari, and Gen. Magnus.

The Compensation Committee is responsible for:

- reviewing and approving the compensation of our Chief Executive Officer ("CEO") and the other named executive officers;
- reviewing and recommending to the Board the adoption of non-employee director compensation programs; and
- administering our equity plans and other certain incentive compensation plans.

More specifically, the Compensation Committee has sole authority to set the base salaries and approve equity-based and incentive-based compensation for our CEO and our other named executive officers. It engages its own independent compensation consultant, Frederic W. Cook & Co., Inc., to review the compensation levels of executives at our peer group companies and assess total compensation and make recommendations about changes in the compensation of our executives, including incentive and equity plan structure and performance goals. The consultant works with management on behalf of the Compensation Committee on matters under the

Committee's purview, but provides no services to management or the Company other than its work for the Committee. The Compensation Committee also considers recommendations from our CEO with respect to the base salary of our other named executive officers. The Compensation Committee utilizes a similar methodology, including advice from its consultant on compensation levels and structure, for recommending non-employee director compensation and meeting fees, which are subject to Board approval.

This Committee held a total of six (6) meetings in the fiscal year ended March 31, 2013, two (2) of which were in person and four (4) of which were held telephonically.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee (i) was, during fiscal year 2013, or had previously been an officer or employee of EnerSys or our subsidiaries nor (ii) had any direct or indirect material interest in a transaction of EnerSys or a business relationship with EnerSys, in each case that would require disclosure under the applicable rules of the SEC. No other interlocking relationship existed between any member of the Compensation Committee or an executive officer of EnerSys, on the one hand, and any member of the compensation committee (or committee performing equivalent functions, or the full board of directors) or an executive officer of any other entity, on the other hand, requiring disclosure pursuant to the applicable rules of the SEC.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Messrs. Hoffen and Katsaros (Chairperson) and Gen. Magnus. The Committee held a total of six (6) meetings in the fiscal year ended March 31, 2013, one (1) of which was held in person and five (5) of which were held telephonically.

The responsibilities of the Nominating and Corporate Governance Committee include the following:

- identifying, reviewing the qualifications of, and recruiting qualified candidates for board membership;
- reviewing the continuation of each director being considered for reelection;
- considering the contingent resignations of directors who do not receive a majority vote in connection with their respective election and recommend to the Board of Directors the action to be taken;
- making recommendations to the Board concerning the structure, composition and function of the board and its committees; and
- reviewing and assessing the adequacy of the Company's corporate governance documents.

Process for Selection of Director Nominee Candidates

The Nominating and Corporate Governance Committee believes that the minimum qualifications for serving as a director of EnerSys are that a candidate demonstrate, by significant accomplishments in his or her field, an ability to make a meaningful contribution to the Board of Directors' oversight of the business and affairs of EnerSys and have an impeccable record and reputation for honest and ethical conduct in his or her professional and personal activities. In addition, the Nominating and Corporate Governance Committee considers the following characteristics in reviewing director candidates:

- integrity and character;
- sound and independent judgment;
- breadth of experience;
- business acumen;
- leadership skills;

- scientific or technology expertise;
- familiarity with issues affecting global businesses in diverse industries; and
- diversity of backgrounds and experience.

In addition to these requirements, the Nominating and Corporate Governance Committee will also evaluate, in the context of the needs of the Board, whether the nominee's skills are complementary to the existing Board members' skills, and assess any material relationships with EnerSys or third parties that might adversely impact independence and objectivity, as well as such other criteria as the Nominating and Corporate Governance Committee determines to be relevant at the time. Except as described above, the Board and the Nominating and Corporate Governance Committee do not maintain a formal diversity policy. Diversity is one of many factors considered in the nomination of our directors.

The Nominating and Corporate Governance Committee, Committee Chairperson and/or our Chief Executive Officer interview director nominee candidates that meet the criteria, and the Nominating and Corporate Governance Committee selects candidates that best suit the Board's needs. We may from time to time hire an independent search firm to help identify and facilitate the screening and interview process of director candidates.

Stockholders may recommend qualified persons for consideration by the Nominating and Corporate Governance Committee. Stockholders making a recommendation must submit the same information as that required to be included by us in our Proxy Statement with respect to nominees of the Board of Directors. The stockholder recommendation should be submitted in writing, addressed to EnerSys at 2366 Bernville Road, Reading, Pennsylvania 19605, Attn: Richard W. Zuidema, Executive Vice President and Secretary.

The Nominating and Corporate Governance Committee's evaluation process does not vary based on whether or not a candidate is recommended by a stockholder. The Nominating and Corporate Governance Committee will also review the performance as a director of any person already serving on the Board of Directors of EnerSys in determining whether to recommend that the Director be re-nominated.

Board Leadership Structure

The Board believes that the most effective leadership structure for EnerSys at this time is one with a combined Chairman and Chief Executive Officer, coupled with a non-management Lead Director. Having the CEO serve as Chairman has a number of benefits. It promotes a cohesive vision and strategy for EnerSys and strong execution ability. It helps to assure clear and direct communication to the Board of any key enterprise risks. EnerSys has found that in our industry having a combined Chairman and CEO is particularly advantageous when doing business internationally, especially with foreign customers who value unified leadership and a single ultimate executive decision maker. Finally, it facilitates our ability to respond quickly to changing business needs and customer objectives. When taken together with each director's responsibility, the Board believes that the structure is currently optimal for EnerSys.

The Board created the position of Lead Director to strengthen Board oversight. The Lead Director must be a non-management director and must be deemed independent by the Board of Directors. The Lead Director works with the Chairman to approve Board agendas and schedules, advises on the quality, quantity and timeliness of information provided by management to the Board, and acts as a liaison between the independent directors and the Chairman of the Board. The Lead Director also chairs executive sessions of the independent directors not attended by management. The Board has established procedures for determining which non-management director will serve as the Lead Director. The Lead Director is designated by the Board of Directors. Mr. Hoffen has been designated as the Lead Director for fiscal year 2014.

The Board's Role in Risk Oversight

The Board oversees various risks potentially affecting EnerSys both directly and indirectly through its committees. EnerSys has in place a risk management program that, among other things, is designed to identify risks across EnerSys with input from each business unit and function. Material risks are identified and prioritized by management and its risk committee that reports to the Audit Committee, and each prioritized risk is referred to the appropriate committee of the Board or the full Board for oversight. Members of the Board regularly review information regarding our credit, liquidity, and operations, as well as the risks associated with each. Also, the Compensation Committee periodically reviews the most important risks to EnerSys to ensure that compensation programs do not encourage excessive risk-taking.

Charters of the Committees of the Board of Directors

The Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee each operate pursuant to a written charter adopted by the Board of Directors. Each Committee reviews its charter at least annually. Copies of the charters are available on the Investor Relations page of our website at *www.enersys.com* or in print upon request. See "Corporate Governance—Access to Corporate Governance Documents."

Director Attendance at Board, Committee and Annual Meetings

Our Corporate Governance Guidelines provide that directors are expected to attend meetings of the Board and meetings of the committees on which they serve. During fiscal year 2013, the Board of Directors met a total of five (5) times. Each director attended at least 75% of the total number of meetings of the Board and its committees on which the director served during the fiscal year, based on the number of such meetings held during the period for which each person served as a director or on a committee. It is our policy that directors are invited to the Annual Meeting but are not required to attend. A majority of our directors, including the Chairman of the Board, attended the 2012 annual meeting of stockholders.

Executive Sessions of Non-Management Directors

The Board has established a policy requiring non-management directors to meet in executive session periodically during the course of each year.

Communications with the Board of Directors

Stockholders and other interested parties, who desire to communicate directly with any member (or all members) of the Board, any Board committee or any chair of any such committee, should submit such communication in writing addressed to the "Lead Director" or "Non-Management Directors," at EnerSys, P.O. Box 14145, Reading, Pennsylvania 19612 or by email to the Lead Director or Non-Management Directors by going to *www.enersys.com*, under the link for Investor Relations and Corporate Governance. Communications intended for the full Board of Directors may be submitted in the same manner.

Stockholders, employees and other interested parties who desire to express a concern relating to accounting or auditing matters should communicate directly with our Audit Committee in writing addressed to the "Audit Committee Chair" at EnerSys, P.O. Box 14145, Reading, Pennsylvania 19612 or by e-mailing the Audit Committee by going to *www.enersys.com*, under the link for Investor Relations and Corporate Governance.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that is applicable to our Chief Executive Officer, Chief Financial Officer and Controller, as well as our other officers, directors and employees. This Code is available on the Investor Relations page of our website at *www.enersys.com* or in print upon request. See "Corporate Governance—Access to Corporate Governance Documents." Any amendment to, or waiver from, this Code for such officers will be disclosed on the Investor Relations page of our website at *www.enersys.com*.

DIRECTOR COMPENSATION

We believe that the amounts and form of compensation and the methods used to determine compensation of our non-employee directors are important in (i) attracting and retaining directors who are independent, interested, diligent and actively involved in overseeing EnerSys' affairs and (ii) more substantially aligning the interests of our non-employee directors with the interests of our stockholders. We do not separately compensate the director on our Board who is also an employee.

Compensation Paid to Board Members

In fiscal year 2013, our Compensation Committee retained the services of Frederic W. Cook & Co., Inc., as an independent compensation consultant to the Compensation Committee, to study a peer group of companies, which is used to recommend the compensation of our named executive officers for fiscal year 2013 as we describe beginning on page 19, and to assist the Compensation Committee in setting the compensation of our non-employee directors. Based in part on this study, the Compensation Committee recommended, and the Board approved, effective immediately following the 2012 annual meeting of stockholders, for fiscal year 2013, an annual retainer of $62,500 in cash, as well as the meeting and other fees in the amounts set forth below:

- In-person committee meetings—$1,500 each
- Telephonic committee meetings—$750 each
- Audit Committee Chairperson—$15,000 per year
- Compensation Committee Chairperson—$15,000 per year
- Nominating and Corporate Governance Committee Chairperson—$10,000 per year

Based in part on the current economic climate and the 2013 study performed by the independent compensation consultant, the Compensation Committee recommended, and the Board approved, effective immediately following this Annual Meeting, that the compensation for our non-employee directors remain the same as in fiscal year 2013, except that the Board approved a $20,000 annual cash retainer to be paid for the services of the Lead Director.

Equity Compensation

Based in part on the recommendation of the compensation consultant, for fiscal year 2013, the Compensation Committee recommended, and the Board approved, an award to each non-employee director of deferred stock units, with a fair market value on August 13, 2012, the date of the award, of $100,000 of our common stock. We made these awards under the 2010 Equity Incentive Plan. These deferred stock units vested immediately upon the date of the award, and the payment of shares of common stock under this grant are payable six months after such director's termination of service as a director, in accordance with applicable law, including Code Section 409A. For fiscal year 2014, on March 14, 2013, the Board approved an award of deferred stock units, with a fair market value on the date of the award of $115,000 of our common stock, to each non-employee director serving on the Board as of the date of the Annual Meeting. The number of shares subject to each award will be determined on August 12, 2013, which is the date of the awards. These deferred stock units vest immediately upon the date of the award. We will defer payment of shares of common stock to the directors under this award until six months after their termination of service as a director, in accordance with applicable law, including Code Section 409A. We make all equity awards to non-employee directors under our stockholder-approved equity compensation plan. We made these awards in accordance with our policy on granting equity awards, which we describe on page 26.

Director Deferred Compensation Plan

Under the EnerSys Voluntary Deferred Compensation Plan for Non-Employee Directors, which we refer to as the "Director Plan," each non-employee director may defer receipt of all or a portion of any cash fees that are payable to the director for service on the Board.

Participants may elect to allocate the deferred fees (i) into an investment account, which investment options are the same as those available to our employees under our 401(k) retirement plan, or (ii) into a stock unit account, upon which the director will be awarded stock units pursuant to our stockholder-approved equity compensation plan. If the director elects to allocate the deferred fees into the stock unit account, we will make an additional matching contribution in the amount of 20% of the deferred amount. Dividend equivalent units, if any, will be credited to each stock unit account. Each participant is 100% vested with respect to the amounts deferred to the stock unit deferral account. The matching contribution will be in the form of restricted stock units and will vest quarterly over one year from the date the units are credited to the account, except that participants will automatically become 100% vested in their matching contribution upon a change in control. All stock units are payable in shares of our common stock.

Under the Director Plan our non-employee directors may also defer receipt of all or a portion of shares payable due to vesting of restricted stock units that were awarded them for service on the Board.

Under the Director Plan, at a director's election, the shares otherwise payable, together with any dividends thereon, are credited to a hypothetical bookkeeping account in the director's name and will be paid to the director in a lump sum at the time specified in the election or, if earlier, upon our change in control or the director's death.

The Director Plan is a non-qualified deferred compensation plan. The rights of all participants to any deferred amounts represent our unsecured promise to pay and the deferred amounts remain subject to the claims of our creditors.

Stock Ownership Guidelines

We have implemented stock ownership guidelines under which we expect each non-employee director to beneficially own shares of our common stock with a value equal to five times the annual director cash retainer, not including meeting or committee chair fees, paid to such director during the previous fiscal year. The Compensation Committee will measure stock ownership on an annual basis. We expect each director to attain the investment level no later than five years from the date the director first becomes a non-employee director. Each non-employee director has achieved, or is on target to achieve, the investment level established by the stock ownership guidelines.

Hedging Prohibition

We do not permit our non-employee directors to hedge their economic exposures to our common stock that they own by engaging in transactions involving puts, calls, or other derivative securities, zero-cost collars, forward sales contracts, or buying on margin or pledging shares as collateral for a loan.

NON-EMPLOYEE DIRECTOR COMPENSATION FOR FISCAL YEAR 2013

The table set forth below summarizes the compensation that we paid to our non-employee directors for the fiscal year ended March 31, 2013. None of our non-employee directors received option awards, non-equity incentive plan compensation, pension, non-qualified deferred compensation, or any other compensation for the fiscal year ended March 31, 2013.

Name	Fees Earned Paid in Cash	Stock Awards(1)(2)	Total
Hwan-yoon F. Chung	$70,670	$100,000	$170,670
Seifi Ghasemi	$69,170(3)	$113,842	$183,012
Howard I. Hoffen	$66,920	$100,000	$166,920
Arthur T. Katsaros	$88,170(3)	$117,642	$205,812
John F. Lehman	$82,590(3)	$116,524	$199,115
Gen. Robert Magnus, USMC (Retired)	$72,920	$100,000	$172,920
Dennis S. Marlo	$87,170	$100,000	$187,170
Joseph C. Muscari	$75,920	$100,000	$175,920

(1) On March 31, 2013, each of Messrs. Hoffen, Lehman, and Marlo held 5,000 vested stock options, and Mr. Katsaros held 2,500 vested stock options. On March 31, 2013, Messrs. Ghasemi, Katsaros, and Lehman, held 228 unvested restricted stock units, 298 unvested restricted stock units, and 273 unvested restricted stock units, respectively, under the Director Plan.

(2) We calculated these amounts using the provisions of ASC Topic 718. Amounts represent the aggregate grant date fair value of the deferred stock units that we awarded to each non-employee director in fiscal year 2013 as we describe above. Assumptions used in the calculation of these amounts are included in the footnotes to our audited financial statements for the fiscal year ended March 31, 2013, included in our Annual Report on Form 10-K, which we filed on May 28, 2013.
(3) Messrs. Ghasemi, Katsaros, and Lehman deferred these amounts into a stock unit deferral account, pursuant to the terms of the Director Plan. They received a matching contribution of 365 restricted stock units, 467 restricted stock units, and 435 restricted stock units, respectively, which, under the terms of the Director Plan, vest quarterly over one year from the date of the deferral. All stock units are payable in shares of our common stock.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors of EnerSys has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2014. No determination has been made as to what action the Audit Committee would take if stockholders do not ratify the appointment.

Ernst & Young LLP conducted the audit of the financial statements of EnerSys and its subsidiaries for the fiscal year ended March 31, 2013. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so, and will be available to answer appropriate questions from stockholders.

RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS ENERSYS' INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2014.

AUDIT COMMITTEE REPORT

Background

The members of the Audit Committee are currently Directors Dennis S. Marlo (Chairperson), Hwan-yoon F. Chung, Arthur T. Katsaros and Joseph C. Muscari. For additional information relating to the members and responsibilities of the Audit Committee, see "Corporate Governance—Committees of our Board of Directors—Audit Committee."

Responsibility

Management is responsible for the preparation of financial statements and the integrity of the reporting process, including the system of internal and disclosure controls.

The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles in the United States.

The primary responsibilities of the Audit Committee are to select, engage, and compensate our outside independent auditors and to oversee the financial reporting process on behalf of the Board. It is not the duty of the Audit Committee to prepare financial statements and related disclosures. It is also not the duty of the Audit

Committee to plan or conduct audits, or to determine that our financial statements are complete and accurate and in accordance with generally accepted accounting principles in the United States.

Process and Recommendation

In fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited financial statements for the fiscal year ended March 31, 2013, with our management and independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles as applied in our financial reports, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. The Audit Committee discussed with our internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with management to discuss disclosure controls and procedures and internal control over financial reporting. The Audit Committee also meets with the internal and independent auditors, with and without our management present, to discuss the results of their examinations and overall quality of our financial reporting. The Audit Committee also reviewed with our CEO and CFO their certification relating to their evaluation of our disclosure controls, the completeness and accuracy of the financial statements and other financial information contained in the Form 10-K, and the process followed by the CEO and CFO to assure the truthfulness of such certificate.

The Audit Committee also discussed with the independent auditors, who are responsible for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. In addition, the Audit Committee has discussed with the independent auditors, the auditors' independence from EnerSys and its management, including the matters in the written disclosures and letters that were received by the Audit Committee from the independent auditors as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee regarding independence. During the course of the year, the Audit Committee also reviewed and considered the compatibility of its independent auditors' performance of certain non-audit services with the maintenance of such auditors' independence.

Based on the process referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

Fees of Independent Auditors

The following table sets forth the aggregate fees for the fiscal years ended March 31, 2013, and March 31, 2012, incurred for services provided by our independent registered public accounting firm, Ernst & Young LLP.

Description of Fees	Year Ended March 31, 2013	Year Ended March 31, 2012
Audit Fees, including fees associated with the annual audit of EnerSys and statutory audits required internationally, the reviews of EnerSys' quarterly reports on Form 10-Q, and for services provided in connection with the requirements of the Sarbanes-Oxley Act of 2002	$3,221,993	$3,322,000
Audit-Related Fees, including fees associated with target mergers and acquisitions and general accounting research and consultations	$ 0	$ 183,412
Tax Fees, including fees associated with income tax compliance, advice and planning	$ 40,813	$ 58,123
All Other Fees	$ 1,995	$ 2,225
Total	$3,264,801	$3,565,760

The Audit Committee considered whether the provision of non-audit services by our independent registered public accounting firm for the fiscal year ended March 31, 2013, was compatible with maintaining auditor independence. The Audit Committee pre-approved all fees for non-audit related services paid to our independent registered public accounting firm for fiscal years 2012 and 2013.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the Audit Committee has received detailed information sufficient to enable the Audit Committee to pre-approve and evaluate such service. The Audit Committee has delegated pre-approval authority to the Chairman of the Committee of up to $100,000, to pre-approve permitted non-audit services. Any pre-approval decisions made under this delegated authority are ratified by the Audit Committee at its next scheduled meeting.

Appointment of Independent Registered Public Accounting Firm for Fiscal Year 2014

The Audit Committee has appointed Ernst & Young LLP to conduct the audit of the financial statements of EnerSys and its subsidiaries for the fiscal year ending March 31, 2014. EnerSys stockholders are being asked to ratify the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm at the Annual Meeting to which this Proxy Statement relates.

Audit Committee
Dennis S. Marlo, Chairperson
Hwan-yoon F. Chung
Arthur T. Katsaros
Joseph C. Muscari

EXECUTIVE OFFICERS

Our current executive officers, and certain information regarding them, other than Mr. Craig, whose information is included under "Board of Directors," are listed below. All data is as of June 7, 2013.

Michael J. Schmidtlein, age 52, Senior Vice President – Finance and Chief Financial Officer. Mr. Schmidtlein has served as Senior Vice President – Finance and Chief Financial Officer since February 2010. From November 2005 until February 2010, Mr. Schmidtlein was Vice President – Corporate Controller and Chief Accounting Officer. Prior thereto, Mr. Schmidtlein was the Plant Manager of our manufacturing facility in Warrensburg, Missouri. Mr. Schmidtlein joined the Energy Storage Group of Invensys plc, which EnerSys acquired in 2002, in 1995. Mr. Schmidtlein is a certified public accountant and received his Bachelor of Science degree in Accounting from the University of Missouri.

Raymond R. Kubis, age 59, Former President – Europe. Mr. Kubis served as President – Europe from March 2002 through January 7, 2013. After January 7, 2013, Mr. Kubis remained an employee of the company through March 31, 2013, the end of the statutory employment requirement applicable in Switzerland. From October 1998 to March 2002, Mr. Kubis was Vice President, General Manager, Motive Power, for the Energy Storage Group of Invensys plc., which EnerSys acquired in 2002. Mr. Kubis received his Master of Business Administration degree from The Wharton School of the University of Pennsylvania and his Bachelor of Science degree in Accounting from the University of Illinois.

Todd M. Sechrist, age 47, President – Americas. Mr. Sechrist has served as our President – Americas since September 2012. Mr. Sechrist served as our Senior Vice President – Americas from June 2010 through August 2012, and was our Vice President – Reserve Power Sales & Service for the Americas from June 2005 through June 2010. Mr. Sechrist joined the Company in 1993, and served in various sales and marketing capacities in both the reserve and motive power businesses. Mr. Sechrist received his Master of Business Administration degree in Finance from St. Joseph's University and his Bachelor of Science degree in Finance from Pennsylvania State University.

David M. Shaffer, age 48, President – Europe, Middle East & Africa (EMEA). Mr. Shaffer has served as our President – EMEA since January 2013. From 2008 to 2013, Mr. Shaffer was our President – Asia. Prior thereto he was responsible for our telecommunications sales in the Americas. Mr. Shaffer joined the Company in 2005, and has worked in various roles of increased responsibility in the industry since 1989. Mr. Shaffer received his Master of Business Administration degree from Marquette University and his Bachelor of Science degree in Mechanical Engineering from the University of Illinois.

Richard W. Zuidema, age 64, Executive Vice President and Secretary. Mr. Zuidema has served as Executive Vice President and Secretary since August 2010. Mr. Zuidema served as Executive Vice President – Administration and Secretary from March 2002 until August 2010. From November 2000 until March 2002, Mr. Zuidema was Executive Vice President – Administration and International. He joined the Company's predecessor in 1998. Mr. Zuidema received his Master of Business Administration degree from the University of Buffalo and his Bachelor of Science degree in Business Administration and Finance from the State University of New York.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Our executive compensation program is structured and administered to support our vision, which is to be the global leader in our chosen markets for stored energy solutions, while maximizing long-term stockholder value. We also structure the program to link executive compensation to our financial performance and, through programs that use our common stock as a compensation medium, to more closely align the interests of executive management with those of our stockholders.

In making decisions on compensation in fiscal year 2013, the Compensation Committee evaluated our overall performance during the year. Highlights include the following:

- total stockholder return for the past one-and three-year periods ending in fiscal year 2013 were 28% and 81%, respectively;
- diluted earnings per share increased by 17% to $3.42, the highest level of earnings in our history, in the face of significant macroeconomic challenges and increased costs; and
- gross profit margin improved to 25.0% in fiscal year 2013 from 22.5% in fiscal year 2012.

The following is a summary of the elements of our compensation and benefits programs for our named executive officers, and related actions in fiscal year 2013:

Pay Element	Description	2013 Actions
Base Salary	Fixed cash compensation determined based on the executive's skill set and the market value for that skill set.	Increases ranged from 3.2% to 19%, based on individual performance and relative position versus market.
Cash Annual Incentives (Management Incentive Plan or MIP)	Cash-based annual incentive plan that is tied to performance versus corporate financial goals. The goals are weighted 85% to an adjusted earnings per share target and 15% to a primary working capital target.	Cash payout equal to 162% of target based on strong company performance in both earnings and working capital management.
Long-Term Incentives	Equity grants are in the form of 100% market share units (MSUs). MSUs provide the holder with the opportunity to earn from 0% to 200% of a target number of shares based on stock price performance over three years.	The actual value of MSUs granted in fiscal year 2013 is tracking at 111% of the target grant value based performance through the end of the fiscal year. There are approximately two years left in the performance period for these MSUs.
Benefits	Medical and dental insurance coverage, short-and long-term disability insurance, life insurance, and a discount program for our products (same as for all non-unionized U.S. employees).	No changes from prior years.
Perquisites	Limited perquisites, including company car allowances and spousal travel benefits to business functions, club dues used primarily for business purposes, and supplemental life and disability insurance for Mr. Craig and certain amounts that we paid Messrs. Kubis and Shaffer to compensate them for living overseas.	No changes from prior years.
Retirement	401(k) retirement plan, which includes a company match (same as for all non-unionized U.S. employees). Named executives are eligible to participate in non-qualified deferred compensation plan that permits the deferral of cash bonuses at their election.	No changes from prior year.

Results of 2012 Advisory Vote on Executive Compensation – Say-on-Pay

At our annual meeting of stockholders held on July 26, 2012, 93% of votes cast by stockholders approved the advisory resolution on our executive compensation, while only approximately 7% of the votes were cast against. The Compensation Committee considered this a high approval rate by the stockholders. The Committee considered, and will continue to consider, the outcome of the non-binding advisory stockholder vote on executive compensation.

Accordingly, we determined that significant changes to our executive compensation programs were not warranted, and therefore, our compensation philosophy remains consistent with the prior fiscal year. At our 2013 Annual Meeting, stockholders will have the opportunity to cast an advisory say-on-pay vote regarding the compensation of our named executive officers as discussed further in Proposal No. 3 beginning on page 42.

Executive Compensation Policy

We generally base our executive compensation program on the same objectives that guide us in establishing compensation programs for all our employees:

- Compensation should align the interests of higher-level employees, including executives, with the long-term interests of our stockholders through award opportunities that result in ownership of our common stock.
- Compensation should reward teamwork. Because our success depends on our ability to optimize our worldwide business, our compensation programs emphasize our total results rather than individual geographic or product line results.
- Compensation should be based on the level of job responsibility, as well as individual and corporate performance. As employees progress to higher levels in the organization, an increasing proportion of their pay should be linked to corporate performance and stockholder returns because they are more able to affect corporate results.
- Compensation should reflect the value of the job in the marketplace. To attract and retain a skilled work force, we must remain competitive with the pay of other employers who compete with us for talent.
- Compensation should foster the long-term focus required for success in our industry. While our key employees receive a mix of both annual and longer-term incentives, employees at higher levels have an increasing proportion of their compensation tied to longer-term performance because these employees are in a position to have greater influence on longer-term results.
- To be effective motivation, performance-based compensation programs should enable employees to easily understand how their efforts can affect their pay through contributing to our achievement of our strategic and operational goals.
- The programs and individual pay levels will always reflect differences in job responsibilities, geographies, and marketplace considerations, although the overall structure of compensation and benefit programs should be broadly similar across the organization.

Determination of Compensation

The Compensation Committee reviews and approves each named executive officer's base pay, bonus, and equity incentive compensation annually, with the guidance of the Compensation Committee's independent compensation consultant, Frederic W. Cook & Co., Inc. The Compensation Committee takes into account a number of factors to determine the compensation for the named executive officers and to ensure that our executive compensation program is achieving its objectives. Among those are:

- *Assessment of Corporate Performance.* The Compensation Committee uses corporate performance measures in two ways. First, in establishing total compensation ranges, the Compensation Committee considers our performance within our industry using various measures, including sales growth, stock price, EBITDA, and net income. Second, as we describe in more detail below, the Compensation Committee has established specific corporate performance measures that determine the size of payments under our Management Incentive Plan.
- *Assessment of Individual Performance.* Individual performance affects the compensation of our employees, including the CEO and the other named executive officers. The Compensation Committee has adopted a formal evaluation process for our CEO. Each member of our Board provides a written, subjective evaluation of our CEO, on an anonymous basis, covering a broad range of criteria. The evaluations are collected and summarized by Frederic W. Cook & Co., Inc., and the Compensation Committee considers them in setting the CEO's compensation. For each other named executive officer, the Compensation Committee receives a recommendation from the CEO and also exercises its judgment based on the Committee's interactions with the executive officer.
- *Benchmarking.* The Compensation Committee benchmarked our compensation programs in fiscal year 2013 with a peer group consisting of the companies listed below. The peer group selection criteria were as follows: (1) direct product competitors; (2) companies in similar industries, including manufacturers of electrical components and equipment; and (3) companies with which EnerSys is approximately at median with respect to revenues and market capitalization values.

Ametek, Inc.
A.O. Smith Corporation
AVX Corporation
Baldor Electric
C&D Technologies, Inc.
Energizer Holdings, Inc.
Exide Technologies
Franklin Electric Company, Inc.
GrafTech International Ltd.
Hubbell Incorporated
Regal-Beloit Corporation
Spectrum Brands, Inc.
Thomas & Betts Corporation
Woodward Governor Company

For fiscal year 2014, the Compensation Committee benchmarked our compensation programs with a peer group consisting of the following companies, which are more broadly similar in industry and size. This new peer group reflects consolidations of members of the previous peer group as well as changes in peer companies that investors and our direct peers use to evaluate pay and performance.

Actuant Corporation
Acuity Brands, Inc.
A.O. Smith Corporation
AVX Corporation
Belden Inc.
Crane Co.
Exide Technologies
General Cable Corporation
GrafTech International Ltd.
Hubell Incorporated
IDEX Corporation
Regal-Beloit Corporation
Valmont Industries, Inc.
Watt Water Technologies, Inc.
Woodward Governor Company

The Compensation Committee evaluates our compensation program versus that of the peer companies with respect to both individual pay levels as well as the structure of the program. The Compensation Committee uses this data primarily to ensure that our executive compensation program as a whole is competitive. The Compensation Committee targets salaries and target bonuses at the median, and targets long–term incentive compensation in the 75th percentile. The target for each named executive officer's compensation package is between the 50th and 75th percentile range. The Compensation Committee believes that this higher competitive positioning for incentive compensation is supported by our strong performance, it ensures a greater emphasis on the long term and puts a greater portion of compensation at risk. The Compensation Committee believes this compensation structure is at a level consistent with our executive compensation philosophy.

Components of Executive Compensation

Our executive compensation program is comprised of base salary, annual incentive opportunities in the form of cash awards based upon our fiscal year performance, and long-term incentive opportunities in the form of equity-based compensation. As more fully described in the section entitled "Deferred Compensation Plan," certain of our executives, including the named executive officers, may elect to defer receipt of all or a portion of their cash bonuses. In addition, we generally provide the named executive officers with the same employee benefits as we provide to our other eligible non-unionized U.S. employees, and we also provide limited perquisites and personal benefits, as we describe in the footnotes following the Summary Compensation Table. Mr. Kubis, who is a U.S. citizen, received substantially the same employee benefits as our other named executive officers, except that he received an annual cost of living adjustment and certain additional perquisites to compensate him for working and living in Europe. Mr. Shaffer, who is also a U.S. citizen, receives substantially the same employee benefits as our other named executive officers, except that he receives an annual cost of living adjustment and certain additional perquisites to compensate him for working and living in Europe. We describe these additional perquisites and elements of compensation more completely in the footnotes following the Summary Compensation Table.

We do not cover our named executive officers under any defined benefit pension or supplemental executive retirement plans.

Base Salary

Base salary is the fixed element of our named executive officers' cash compensation. The Compensation Committee generally considers whether each executive's base salary should be increased based on individual performance with a view toward ensuring that the base salary is competitive with that of executives in peer companies with comparable roles and responsibilities.

With assistance from the Compensation Committee's independent compensation consultant, the Compensation Committee annually sets the base salary of our named executive officers. The Compensation Committee solicits the CEO's recommendation with respect to the base salaries of our named executive officers, other than the CEO.

For fiscal year 2013, the Compensation Committee considered the aforementioned factors and current performance, success and achievements of the business, as well as the recommendations of its independent compensation consultant and relevant business experience, and determined that it was appropriate to increase the base salaries for Mr. Craig and the other named executive officers.

For fiscal year 2014, the Compensation Committee considered the success of our business and the performance and achievement of Mr. Craig and the other named executive officers in the previous fiscal year, as well as the recommendations of its independent compensation consultant, in determining that it was appropriate to increase the base salaries for Mr. Craig and the other named executive officers. The percentage salary increases for Messrs. Schmidtlein, Sechrist, and Shaffer reflects their salary progressing to the median for their positions.

The base salaries of Mr. Craig and each of the other named executive officers for fiscal years 2013 and 2014 are as follows:

Name	2013	2014	% Change
John D. Craig	$930,000	$960,000	3.2%
Michael J. Schmidtlein	$380,000	$420,000	10.5%
Raymond R. Kubis	$616,980(1)	N/A	N/A
Todd M. Sechrist	$340,000	$375,000	10.3%
David M. Shaffer	$315,000(2)	$375,000	19.0%
Richard W. Zuidema	$459,000	$480,000	4.6%

(1) 618,000 Swiss francs, 472,500 of which is payable in Swiss francs and has been converted to U.S. dollars at the exchange rate on March 31, 2013, of $1.0537 per Swiss franc, and 145,500 of which is payable in U.S. dollars at a fixed exchange rate of $0.8186 per Swiss franc.

(2) Effective February 1, 2013, we increased Mr. Shaffer's base salary to $375,000 in connection with his promotion to President – EMEA.

Management Incentive Plan

Annually, under our Management Incentive Plan, which we refer to as the "MIP," our executives and key management personnel, including the named executive officers, may receive a cash bonus upon satisfaction of pre-established financial targets. Under the MIP, the Compensation Committee annually establishes financial targets for the MIP. Consistent with our compensation policy, individuals with greater job responsibilities have a greater portion of their total cash compensation tied to our corporate performance through the MIP.

Under the MIP, each participant has minimum, target, and maximum potential cash bonus payouts, which the Compensation Committee establishes at the beginning of each fiscal year. The Compensation Committee bases the potential payments on each participant's job responsibilities and position within our organization. The potential payouts are stated as a percentage of base salary. In establishing the targets, significant consideration is given to our prior year's performance. Satisfactory individual performance is a condition to payment and the Committee can, at its discretion, reduce an individual's payment under the MIP.

The Compensation Committee believes that these performance measures encourage participants to focus appropriately on improving both our net earnings and balance sheet strength. These performance measures are also effective motivators because they can be readily tracked and are easily understandable by the MIP participants.

For purposes of the MIP, the Compensation Committee adjusts the reported earnings and primary working capital percentage results to reflect the effect of certain extraordinary events. The adjustments are intended to ensure that award payments represent the underlying growth of our core business and are not artificially inflated or deflated due to extraordinary events in the applicable fiscal year.

At the end of each fiscal year, the Compensation Committee, in the case of the CEO and other named executive officers, has discretion to adjust an award payout downward based upon individual performance, as discussed above. The Compensation Committee did not exercise this discretion in fiscal year 2013.

Fiscal Year 2013 MIP Targets and Payout

The Compensation Committee considered the following when establishing the potential awards for fiscal year 2013:

- *Bonus Targets.* Mr. Craig's minimum, target, and maximum bonus targets for fiscal year 2013 were 15%, 100%, and 200% of base salary, respectively. The other named executive officer's minimum, target, and maximum bonus targets for fiscal year 2013 were 11%, 70%, and 140% of base salary, respectively.
- *Company Performance Measures.* For all participants in the MIP, including our CEO and named executive officers, the Compensation Committee established fiscal year 2013 performance measures based 85% on adjusted earnings per share and 15% on primary working capital percentage, which we define as a monthly average of trade accounts receivable, plus inventories, minus trade accounts payable with the net amount divided by an annualized trailing three month net sales. The performance goals for fiscal year 2013 were established using our prior year results as the basis. The Compensation Committee believes it set the minimum, target, and maximum performance measures for fiscal year 2013 such that the performance goals were aggressive and, therefore, were reasonably difficult to attain.

Measurement	Minimum	Target	Maximum
Adjusted Earnings Per Share	$3.08	$3.38	$3.58
Primary Working Capital Percentage	26.4%	25.9%	25.4%

The bonuses paid to our CEO and other named executive officers for fiscal year 2013 were 162% of their respective targeted bonus percentages based upon the achievement of adjusted earnings per share of $3.55 and 26.3% primary working capital percentage for MIP purposes. Consistent with past practice and based on criteria established at the beginning of the performance period in accordance with the terms of the MIP as we describe above, the Compensation Committee adjusted the GAAP earnings and primary working capital percentage results on which fiscal year 2013 bonuses were determined to eliminate the effect of items incurred in connection with the restructuring of our operations and acquisition related activities. We set forth the amounts paid for fiscal year 2013 performance under the MIP in the Summary Compensation Table. The Compensation Committee did not exercise its discretion to adjust an award payout downward based upon individual performance in fiscal year 2013.

Long-Term Equity Incentive Compensation

The Compensation Committee has the ability to make various types of equity awards to our named executive officers under our 2010 Equity Incentive Plan. Although the 2010 Equity Incentive Plan permits other types of awards as well, for fiscal years 2013 and 2014, we awarded equity in the form of performance-based market share units to our named executive officers.

A market share unit award is a grant of stock units that a participant may earn based on the performance of our stock price over a three-year period. Each market share unit award provides that the applicable named executive officer may, at the end of the three-year performance cycle, receive shares of our common stock ranging from 0% to 200% of the number of market share units granted depending on the performance of our common stock over the three-year performance period. Stock price performance is calculated using the average of the closing share prices of our common stock during the 90-calendar day period immediately preceding the date of grant and the 90-calendar day period immediately preceding the third anniversary of the date of grant. Thus, if the stock price goes up, the result is an increase in the shares earned, up to the earnout cap, at an increased stock price. Conversely, if the stock price declines, the result is a decrease in the shares earned at a decreased stock price. Unlike stock options, which we also may award under the 2010 Equity Incentive Plan, if the market price for our common stock falls below its stock price on the date of grant, the market share unit continues to retain some value. Also, because the award is leveraged on the upside and downside, less value would be delivered through a market share unit if the stock price were to decline over the performance period compared to traditional time-vested restricted stock units.

In addition to market share units, under the 2010 Equity Incentive Plan we may grant other forms of awards to our named executive officers, including restricted stock, restricted stock units, and stock options, but we have not made any such awards to our named executive officers in fiscal years 2013 or 2014.

In addition to awards under our 2010 Equity Incentive Plan, certain of our named executive officers have outstanding awards that we granted to them under our Amended and Restated 2006 Equity Incentive Plan. See "Outstanding Equity Awards as of March 31, 2013," for more information on these awards.

Fiscal Year 2013 Equity Awards

On April 3, 2012, the Compensation Committee approved equity awards to the named executive officers for the 2013 fiscal year, which we granted on May 14, 2012. As in prior years, the Compensation Committee determined a total potential value for each executive's award based on a level relative to the value of our peer companies' long-term incentive grants. In evaluating the aggregate amount of equity compensation to be granted to all employees, the Compensation Committee compared the value of the awards, as a percentage of our market capitalization, to that of our peer companies in accordance with our compensation philosophy. The market share units vest three years from the date of grant.

The fiscal year 2013 equity awards were as follows:

Name	Number of Market Share Units	Total Value(1)
John D. Craig	94,213	$3,875,000
Michael J. Schmidtlein	18,113	$ 745,000
Raymond R. Kubis	15,196	$ 625,000
Todd M. Sechrist	15,196	$ 625,000
David M. Shaffer	15,196	$ 625,000
Richard W. Zuidema	22,976	$ 945,000

(1) The value of each market share unit on the date of grant was $41.13. We determined the total value of each award as of the date of grant using a binomial lattice model.

Fiscal Year 2014 Equity Awards

On March 14, 2013, the Compensation Committee approved awards of market share units to the named executive officers, for the 2014 fiscal year, which we granted on May 31, 2013. As in prior years, the Compensation Committee determined a total potential value for each executive's award based on a level that was relative to the value of our competitors' long-term incentive grants. In evaluating the aggregate amount of equity compensation to be granted to all employees, the Compensation Committee compared the value of the awards, as a percentage of our market capitalization, to that of our peer companies in accordance with our compensation philosophy. The fiscal year 2014 equity awards to each of the named executive officers were as follows:

Name	Number of Market Share Units	Total Value(1)
John D. Craig	59,588	$3,875,000
Michael J. Schmidtlein	12,302	$ 800,000
Todd M. Sechrist	10,380	$ 675,000
David M. Shaffer	10,380	$ 675,000
Richard W. Zuidema	15,762	$1,025,000

(1) The value of each market share unit on the date of grant was $65.03. We determined the total value of each award as of the date of grant using a binomial lattice model.

Deferred Compensation Plan

On May 1, 2008, the Compensation Committee adopted the EnerSys Voluntary Deferred Compensation Plan for Executives, which we refer to as the "Deferred Compensation Plan," under which participants who are among a select group of management and highly compensated employees may elect to defer receipt of all or a portion of any cash bonus payable to such participants with respect to a fiscal year. Under the Deferred Compensation Plan, which was effective April 1, 2009, and was amended effective August 5, 2010, and May 26, 2011, each participant must make an irrevocable deferral election before the beginning of the fiscal year to which the cash bonus relates or, in the case of "performance-based compensation," on or before six months before the end of such fiscal year. Participants can elect to receive distributions of their accounts in the Deferred Compensation Plan, either in a lump sum or in installments, (i) upon their termination of employment, (ii) on a specified date, or (iii) upon a change in control.

A participant may elect to allocate the deferred amounts into an investment account and select among various investment options upon which the rate of return of the deferred amounts will be based. The participants' investment accounts are adjusted periodically to reflect the deemed gains and losses attributable to the deferred amounts. The specific investment options are the same investment options available to our employees under our 401(k) retirement plan. Each participant is always 100% vested in their investment accounts.

Alternatively, participants may elect to allocate the deferred amounts to a stock unit deferral account or a market share unit deferral account. All amounts allocated to the stock unit account or the market share unit account are invested in restricted stock units or market share units, respectively, awarded under our 2010 Equity Incentive Plan. If a participant elects to allocate the deferred amounts to the stock unit or market share unit account, we will make an additional matching contribution in the amount of 20% of the deferred amount. Dividend equivalent units, if any, will be credited to each stock unit account. Each participant is 100% vested with respect to the amounts deferred to the deferral account. The matching contribution will vest over three years from the last date of the fiscal year to which the amounts relate, except that participants will automatically become 100% vested in their matching contribution upon (i) our change in control where the consideration paid is cash, or (ii) upon their death, disability, voluntary termination for "good reason," or involuntary termination of employment without cause, provided that such event occurs within two years of any type of change in control. All stock units and market share units are payable in shares of our common stock.

The Deferred Compensation Plan is a non-qualified deferred compensation plan. The rights of all participants to any deferred amounts represent our unsecured promise to pay and the deferred amounts remain subject to the claims of our creditors.

Currently, none of our named executive officers participate in the Deferred Compensation Plan.

Employment and Related Agreements

Prior to our initial public offering, we entered into employment agreements with Messrs. Craig, Kubis, and Zuidema. In addition, on July 1, 2007, we entered into an employment agreement with Mr. Kubis in connection with his relocation from Brussels, Belgium to Zurich, Switzerland. In connection with Mr. Kubis' termination of employment, on March 31, 2013, we entered into a severance and release agreement with Mr. Kubis and, as of April 1, 2013, we entered into a consulting agreement with NKF Investments, LLC, a company owned by Mr. Kubis and certain of his family members. On May 26, 2011, we entered into a severance agreement with Mr. Schmidtlein, which was amended effective June 7, 2013. Effective January 21, 2013, we entered into a letter agreement and an employment contract with Mr. Shaffer in connection with his international assignment. On June 7, 2013, we entered into a severance agreement with each of Messrs. Sechrist and Shaffer. We describe these agreements under the heading "Employment Agreements." We describe the termination and change-in-control provisions of these agreements under the heading "Potential Payments Upon Termination or Change-In-Control."

Employee Benefits

We generally offer all our eligible non-unionized U.S. employees, including the named executive officers, core employee benefits coverage. The benefits include medical and dental coverage, short-term disability insurance, life insurance, and a discount program for our products. All eligible non-unionized U.S. employees, including the named executive officers, may also obtain at their expense, long-term disability insurance coverage, and participate in a 401(k) retirement plan as a means to save for retirement on a tax-advantaged basis. We provide a matching contribution under the 401(k) plan to all eligible participants.

Each of our employees, including the named executive officers, partially bears the cost of certain employee benefits.

Perquisites

We provide limited perquisites and personal benefits to our named executive officers, including a company car and spousal travel benefits to business functions, membership dues, supplemental life and disability insurance for Mr. Craig, and certain amounts that we paid to Messrs. Kubis and Shaffer to compensate them for living overseas. You can find information about these perquisites in the footnotes to the Summary Compensation Table.

Other Matters

Currency Conversion for Mr. Kubis

During fiscal years 2011, 2012, and 2013, Mr. Kubis, a US citizen, worked and lived in Zurich, Switzerland, and we paid him partly in U.S. dollars and partly in Swiss francs. For purposes of this Proxy Statement, we have converted the amounts of compensation that Mr. Kubis received in Swiss francs to U.S. dollars. For fiscal year 2011, we used the exchange rate as of March 31, 2011, of $1.0917 per Swiss franc. For fiscal year 2012, we used the exchange rate as of March 31, 2012, of $1.1072 per Swiss franc. For fiscal year 2013, we used the exchange rate as of March 31, 2013, of $1.0537 per Swiss franc. We converted certain amounts that were paid or payable to Mr. Kubis in U.S. dollars in fiscal years 2011, 2012, and 2013 from Swiss francs using a fixed exchange rate of $0.8186 per Swiss franc pursuant to the terms of his employment agreement.

Policy on Granting Equity Awards

We have a written policy on granting equity awards. The policy provides the authority for granting awards, the procedure for granting awards. The Compensation Committee has the authority to make all equity awards to employees of the Company. In addition, within certain limitations, the Compensation Committee may delegate authority to our CEO to make awards to employees below the senior vice president level.

While we have not granted stock options since fiscal year 2010, our policy requires that the exercise price of stock options is always no less than the closing price of our stock on the grant date. Subject to applicable local law, the grant date for equity awards to all eligible participants, including our named executive officers, is on the first business day after the grant approval date that our stock trading window is open and that is not otherwise within our stock trading blackout policy. These procedures provide assurance that the grant dates are not being manipulated to result in an exercise price that is favorable to us or our employees.

Hedging Prohibition

We do not permit our employees to hedge their economic exposures to our common stock that they own by engaging in transactions involving puts, calls, or other derivative securities, zero-cost collars, forward sales contracts, or buying on margin or pledging shares as collateral for a loan.

Tax Deductibility of Executive Compensation

We generally seek to maximize deductibility for tax purposes of all elements of compensation. In consultation with its independent compensation consultant, the Compensation Committee reviews compensation arrangements in light of applicable tax provisions, including Code Sections 162(m) and 280G. The Compensation Committee may approve compensation or compensation arrangements that do not qualify for maximum deductibility when the Compensation Committee deems it to be in the best interest of the Company and its stockholders.

Stock Ownership Guidelines

The Compensation Committee has adopted stock ownership guidelines for both executives and non-employee directors effective May 1, 2008. We intend that the guidelines align the interests of our executives and non-employee directors with those of the stockholders and ensure that the executives and directors responsible for overseeing operations have an ongoing financial stake in our success. The stock ownership guidelines provide that we expect our CEO to attain and maintain an investment level in stock equal to six times his annual base salary. We expect the other named executive officers to attain and maintain an investment level equal to three times their annual base salary. We describe the stock ownership guidelines for our non-employee directors under "Director Compensation." We expect that each individual attain such investment levels by May 1, 2013, or five years from the date a specified ownership level commences, if later. Shares beneficially owned by the individual and unvested restricted stock units that we awarded in 2009 through 2011 are included in calculating ownership levels. We measure the ownership levels on an annual basis. All of our named executive officers have substantially achieved, or are on target to achieve, their respective investment level set forth in the guidelines.

Review of Compensation Policies and Practices in Relation to Risk

During fiscal year 2013, we and the Compensation Committee, with the assistance of the compensation consultant, conducted a review of our compensation policies and practices, including our stock ownership guidelines, insider-trading prohibitions, incentive and commission plans for employees below the executive level and independent oversight by the Compensation Committee over various areas, and concluded that these policies and practices do not motivate imprudent risk taking. We and the Compensation Committee evaluated these compensation policies and practices to ensure that they do not foster risk taking above the level of risk associated with our business model and they were designed to encourage behaviors aligned with the long-term interests of our stockholders. For this purpose, we and the Compensation Committee considered our growth and return performance, volatility and leverage, and compared them to the performance metrics, leverage, and time horizon of our compensation policies and practices. We and the Compensation Committee also considered the mix of compensation, such as the balance between fixed and variable pay, cash and equity, performance goals on a corporate, business unit, and individual level, financial and non-financial metrics, and determinations based upon formulas and discretion. Based on this assessment, we have concluded that we have a balanced pay and performance program and do not promote excessive risk taking.

COMPENSATION COMMITTEE REPORT

The Compensation Committee evaluates and establishes compensation for our named executive officers and oversees our equity incentive plans, the MIP, and our benefit and perquisite programs. Management has the primary responsibility for our financial statements and reporting process, including the disclosure of executive compensation. With this in mind, we have reviewed and discussed with management the Compensation Discussion and Analysis found on pages 17 to 27 of this report. The Compensation Committee is satisfied that the Compensation Discussion and Analysis fairly and completely represents the philosophy, intent, and actions of the Compensation Committee with regard to executive compensation. We recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, for filing with the Securities and Exchange Commission.

Compensation Committee
John F. Lehman, Chairperson
Seifi Ghasemi
Robert Magnus
Joseph Muscari

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation earned in fiscal years 2011, 2012, and 2013, by our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers. We collectively refer to these individuals as the "named executive officers." We made no discretionary bonus payments and did not award stock options to any of our named executive officers in fiscal years 2011, 2012, or 2013, and we did not maintain any defined benefit pension arrangements and none of our named executive officers deferred or accrued amounts under the Deferred Compensation Plan for Executives for fiscal years 2011, 2012, or 2013; accordingly we have omitted the "Bonus", "Option Awards" and "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" columns from the table.

Name and Principal Position	Year	Salary	Stock Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation	Total
John D. Craig	2013	$930,000	$3,875,000	$1,507,065	$ 89,400(3)	$ 6,401,465
Chairman, President, Chief Executive Officer and Director	2012	$900,000	$3,263,430	$1,443,600	$ 95,336	$ 5,702,366
	2011	$875,000	$2,699,998	$1,750,000	$ 78,145	$ 5,403,143
Michael J. Schmidtlein	2013	$380,000	$ 745,000	$ 431,053	$ 27,007(4)	$ 1,583,060
Senior Vice President – Finance and Chief Financial Officer	2012	$340,000	$ 734,250	$ 327,216	$ 32,589	$ 1,434,055
	2011	$300,000	$ 599,976	$ 360,000	$ 25,225	$ 1,285,201
Raymond R. Kubis(11)	2013	$616,980(5)	$ 625,000	$ 738,673	$421,632(6)	$ 2,402,285
Former President – Europe	2012	$622,329	$ 734,250	$ 639,342	$305,946	$ 2,301,867
	2011	$598,908	$ 599,976	$ 766,373	$315,234	$ 2,280,491
Todd M. Sechrist	2013	$340,000	$ 625,000	$ 385,679	$ 28,373(7)	$ 1,379,052
President – Americas	2012	$305,000	$ 734,250	$ 293,532	$ 42,044	$ 1,374,826
	2011	$251,575	$ 205,360	$ 281,494	$ 27,376	$ 765,805
David M. Shaffer	2013	$325,000(8)	$ 625,000	$ 368,664	$229,937(9)	$ 1,548,601
President – EMEA						
Richard W. Zuidema	2013	$459,000	$ 945,000	$ 520,667	$ 43,277(10)	$ 1,967,944
Executive Vice President and Secretary	2012	$425,000	$ 734,250	$ 409,020	$ 41,010	$ 1,609,280
	2011	$412,000	$ 599,976	$ 494,400	$ 35,240	$ 1,541,616

(1) We calculated these amounts using the provisions of ASC Topic 718. Amounts represent the aggregate grant date fair value of the applicable awards. See "Note 16 Stock-Based Compensation" to our consolidated financial statements set forth in our Annual Report on Form 10-K for the fiscal years ended March 31, 2011, March 31, 2012, and March 31, 2013, for the assumptions made in calculating these amounts.

(2) Represents annual incentive amounts paid to the named individuals under the MIP. We discuss the MIP in further detail in the section entitled "Management Incentive Plan."

(3) Consists of our 401(k) plan contributions in the amount of $12,625; life and disability insurance premiums in the amount of $38,137; personal use of company-provided automobile in the amount of $28,880; club membership dues; and spousal travel expenses.

(4) Consists of our 401(k) plan contributions in the amount of $12,750; personal use of company-provided automobile; and spousal travel expenses.

(5) 618,000 Swiss francs, 472,500 of which is payable in Swiss francs and has been converted to U.S. dollars at $1.0537 per Swiss franc, the exchange rate on March 31, 2013, and 145,500 of which is payable in U.S. dollars at a fixed exchange ratio of $0.8186 per Swiss franc.

(6) Consists of our 401(k) plan contributions in the amount of $12,250; tax protection and advisory costs in the amount of $193,017; housing allowance of $74,349; cost of living adjustment in the amount of $103,192; premiums for personal injury insurance; personal use of the company-provided automobile; and spousal travel expenses. All amounts have been converted from Swiss francs to U.S. dollars at $1.5037 per Swiss franc.

(7) Consists of our 401(k) plan contributions in the amount of $12,687; personal use of company-provided automobile; memberships; and spousal travel expenses.

(8) Effective February 1, 2013, Mr. Shaffer received a salary increase from $315,000 to $375,000, as a result of his promotion from President – Asia to President – EMEA.

(9) Consists of our 401(k) plan contributions in the amount of $12,747; tax advisory costs; housing allowance of $145,025; cost of living adjustment; tax advisory costs, relocation expenses; and spousal travel expenses.
(10) Consists of our 401(k) plan contributions in the amount of $12,675; personal use of company-provided automobile in the amount of $26,221; memberships; and spousal travel expenses.
(11) Effective January 7, 2013, Mr. Kubis stepped down as our President – Europe, at which time he ceased being an executive officer. Mr. Kubis' employment terminated effective March 31, 2013, at the end of the statutory period required in Switzerland.

Employment Agreements

Employment Agreement with Mr. Craig

We entered into an employment agreement with Mr. Craig on November 9, 2000. Mr. Craig's employment agreement is for a three-year term that is automatically extended on a daily basis to continue for three years from the date of such extension. Mr. Craig's employment agreement provides that we will nominate and use our best efforts to cause our stockholders to elect him as a director and as Chairman of the Board.

Mr. Craig's employment agreement also provides that he may not compete with our business or solicit any of our customers or employees for three years following termination of his employment. Under his employment agreement and contingent upon meeting goals that the Compensation Committee will establish, Mr. Craig is entitled to an annual target bonus of up to 100% of his base salary. See "Potential Payments upon Termination or Change in Control" for information about our obligations under Mr. Craig's employment agreement to provide certain payments to him upon his termination of employment.

Severance Letter Agreement with Mr. Schmidtlein

We entered into a severance letter agreement with Mr. Schmidtlein on May 26, 2011, as amended effective June 7, 2013, which provides for severance benefits upon his termination of employment in connection with a change in control. The severance letter agreement is for an initial three-year term that is automatically renewed for an additional one-year term thereafter unless either party gives their respective notice of intent not to renew. Mr. Schmidtlein's severance letter agreement also provides that he may not compete with our business or solicit any of our customers or employees for one year following his termination of employment for any reason. See "Potential Payments upon Termination or Change in Control" for information about our obligations under the severance letter agreement with Mr. Schmidtlein to provide certain payments to him upon his termination of employment in connection with a change in control.

Employment Agreement, Severance and Release Agreement, and Consulting Agreement with Mr. Kubis

Through January 7, 2013, Mr. Kubis was employed pursuant to an employment agreement dated as of July 1, 2007, as amended. The employment agreement was not for a specific term and provided that either party could terminate the agreement at any time, subject to the statutory notice requirement applicable to employers in Switzerland, and generally provided that Mr. Kubis could not compete with our business or solicit any of our employees for at least two years following termination of his employment.

Under his employment agreement and contingent upon meeting goals established by the Compensation Committee, Mr. Kubis was entitled to an annual target bonus of up to 70% of his base salary. The employment agreement provided that Mr. Kubis was entitled to:

- the use of a company car or a car allowance;
- reimbursement for certain expenses that Mr. Kubis incurred as a result of being located outside of the United States;
- air travel to and from the United States for Mr. Kubis and his spouse;

- tax preparation and consulting services;
- premium for personal injury insurance;
- a housing allowance; and
- certain cost of living adjustments.

Mr. Kubis' employment agreement terminated on January 7, 2013, in connection with ceasing to serve as our President – Europe. We continued to employ Mr. Kubis through March 31, 2013, pursuant to applicable Swiss employment law.

In connection with his termination of employment, we and Mr. Kubis entered into a severance and release agreement, effective April 1, 2013. Under this agreement, we paid Mr. Kubis a lump sum payment equal to $677,808, which is the amount due to Mr. Kubis under the MIP, which we describe starting on page 22, less $65,282 for the payment of Swiss tax withholdings in connection with stock options exercised by Mr. Kubis; and a lump sum payment of $196,191. As a result of termination not for "cause," Mr. Kubis remained entitled to vest in his outstanding market share units granted May 17, 2010. Mr. Kubis' market share unit award vested on May 17, 2013, and he received 23,381 shares of our common stock, having a fair market value of $1,140,525, based on the closing price of $48.78 per share on May 16, 2013.

Mr. Kubis' severance and release agreement provides that his termination of employment was not for "cause" for purposes of determining Mr. Kubis' rights to exercise and vest in outstanding equity awards under our equity compensation plans.

Mr. Kubis' severance and release agreement also provides that he cannot compete with our business or solicit any of our customers or employees for at least two years following termination of his employment.

We have also entered into a consulting agreement, dated as of April 1, 2013, with NKF Investments, LLC, which we refer to as the "consulting company," a company owned by Mr. Kubis and certain of his family members. The agreement is for a two-year period ending on March 31, 2015. Under this consulting agreement, Mr. Kubis will provide consulting services for us for the term of the agreement, including preparing quarterly and annual reports on key market and industry trends in the worldwide battery industry. If Mr. Kubis dies or becomes incapacitated before the end of the term, the consulting company will designate another individual acceptable to us to perform the consulting services until the end of the term. Under the consulting agreement, we will pay the consulting company a fixed fee of $54,600 per month. In addition, we will pay the consulting company an additional annual fee of $678,103 as compensation for the preparation of annual reports. The consulting agreement also provides that, during the term of the consulting agreement, the consulting company cannot compete with our business or solicit any of our customers or employees.

Letter Agreement and Employment Contract with Mr. Shaffer

We entered into a letter agreement and an employment contract with Mr. Shaffer, both effective January 21, 2013, in connection with his international assignment. The letter agreement sets forth the terms of employment and the employment contract provides additional provisions required by Swiss law. The letter agreement is not for a specific term and provides that either party can terminate the agreement at any time, subject to the statutory notice requirement applicable to employers in Switzerland, and generally provides that Mr. Shaffer may not compete with our business or solicit any of our employees for at least one year following termination of his employment.

Under his letter agreement, Mr. Shaffer is entitled to:

- a car allowance;

- reimbursement for certain expenses that Mr. Shaffer incurs as a result of being located outside of the United States;
- air travel to and from the United States for Mr. Shaffer and his spouse;
- tax preparation and consulting services;
- a housing allowance; and
- certain cost of living adjustments.

Severance Letter Agreements with Messrs. Sechrist and Shaffer

Effective June 7, 2013, we entered into a severance letter agreement with each of Messrs. Sechrist and Shaffer, which provides for severance benefits upon the executive's termination of employment in connection with a change in control. Each severance letter agreement is for an initial three-year term that is automatically renewed for an additional one-year term thereafter unless either party gives their respective notice of intent not to renew. Each severance letter agreement also provides that the executive may not compete with our business or solicit any of our customers or employees for one year following his termination of employment for any reason. Mr. Shaffer's severance letter agreement supersedes the severance provisions set forth in his prior letter agreement, which we describe above. See "Potential Payments upon Termination or Change in Control" for information about our obligations under the applicable severance letter agreement with Messrs. Sechrist and Shaffer to provide certain payments to each executive upon his termination of employment in connection with a change in control.

Employment Agreement with Mr. Zuidema

We entered into an employment agreement with Mr. Zuidema on November 9, 2000. The employment agreement, as amended, is for a two-year term that automatically extends on a daily basis to continue for two years from the date of such extension. The term of the agreement will not extend past Mr. Zuidema's 65th birthday, unless we specify to the contrary. The employment agreement provides that Mr. Zuidema may not compete with our business or solicit any of our customers or employees for two years following his termination of employment. Under his employment agreement and contingent upon meeting goals established by the Compensation Committee, Mr. Zuidema is entitled to an annual target bonus of up to 60% of his base salary for fiscal year 2012, and 70% of his base salary beginning in fiscal year 2013. See "Potential Payments upon Termination or Change in Control" for information about our obligations under our employment agreement with Mr. Zuidema to provide certain payments to him upon his termination of employment.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL YEAR 2013

Name	Grant Date	Committee Action Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			All other stock awards: number of shares of stock or units (#)(3)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards(4)
			Threshold	Target	Maximum				
John D. Craig			$139,500	$930,000	$1,860,000				
	5/14/12	4/3/12				94,213			$3,875,000
Michael J. Schmidtlein			$ 39,900	$266,000	$ 532,000				
	5/14/12	4 /3/12				18,113			$ 745,000
Raymond R. Kubis			$ 68,375(5)	$455,831(5)	$ 911,661(5)				
	5/14/12	4/3/12				15,196			$ 625,000
Todd M. Sechrist			$ 35,700	$238,000	$ 476,000				
	5/14/12	4/3/12				15,196			$ 625,000
David M. Shaffer			$ 34,125	$227,500	$ 455,000				
	5/14/12	4/3/12				15,196			$ 625,000
Richard W. Zuidema			$ 48,195	$321,300	$ 642,600				
	5/14/12	4/3/12				22,976			$ 945,000

(1) We made all equity awards to the named executive officers in fiscal year 2013 in accordance with our policy on granting equity awards, which we describe on page 26.

(2) The amounts shown in the columns are the threshold, target, and stretch goal (maximum) potential amounts that were payable under the MIP. No amounts were payable if threshold performance was not achieved for at least one performance goal. See the Summary Compensation Table for a discussion of the amounts actually earned for fiscal years 2011, 2012, and 2013 under the MIP.

(3) Reflects market share unit awards that we describe in the section entitled "Fiscal Year 2013 Equity Awards."

(4) We calculated these amounts using the provisions of ASC Topic 718. Amounts represent the aggregate grant date fair value of the applicable awards. See "Note 16 Stock-Based Compensation" to our consolidated financial statements set forth in our Annual Report on Form 10-K for the fiscal years ended March 31, 2013, for the assumptions made in calculating these amounts.

(5) Swiss francs have been converted to U.S. dollars at an exchange rate on March 31, 2013, of $1.0537 per Swiss franc.

OUTSTANDING EQUITY AWARDS AS OF MARCH 31, 2013

The following table sets forth the outstanding equity awards held by our named executive officers at the end of the 2013 fiscal year.

	Option Awards					Stock Awards				
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options	Option Exercise Price ($ per share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Vested	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
John D. Craig						16,623(2)	$757,676	58,781(4)		$4,473,859(5)
						13,148(3)	$599,286	67,482(6)		$3,478,346(7)
								94,213(8)		$5,195,872(9)
Michael J. Schmidtlein	73			$18.25	5/29/2017	2,500(2)	$113,950	13,062(4)		$ 994,157(5)
						2,922(3)	$133,185	15,183(6)		$ 782,605(7)
								18,113(8)		$ 998,937(9)
Raymond R. Kubis								13,062(4)		$ 994,157(5)
Todd M. Sechrist						2,500(2)	$113,950	15,183(6)		$ 782,605(7)
						4,000(3)	$182,320	15,196(8)		$ 838,063(9)
David M. Shaffer						3,500(2)	$159,530	13,062(4)		$ 994,157(5)
						2,922(3)	$133,185	15,183(6)		$ 782,605(7)
								15,196(8)		$ 838,063(9)
Richard W. Zuidema						4,655(2)	$212,175	13,062(4)		$ 994,157(5)
						2,922(3)	$133,185	15,183(6)		$ 782,605(7)
								22,976(8)		$1,267,132(9)

(1) Based on the closing stock price of our common stock of $45.58 on March 28, 2013, the last trading day of the fiscal year.

(2) One-quarter vested on May 18, 2010, May 18, 2011, and May 18, 2012, and one-quarter vests on May 18, 2013.

(3) One-quarter vested on May 17, 2011 and May 17, 2012, and one-quarter vests on each of May 17, 2013 and May 17, 2014.

(4) One-hundred percent vests on May 17, 2013.

(5) Reflects market share units granted on May 17, 2010, valued based on stock price performance calculated using the average of the closing share prices of our common stock during the 90-day period immediately preceding the date of grant and March 31, 2013, and the resulting shares valued based upon the closing price of our common stock of $45.58 on March 28, 2013, the last trading day of the fiscal year. The market share units vest on May 17, 2013, which is the end of the three-year period following the date of grant. Accordingly, because the number of shares earned and paid upon vesting is based upon the stock price at vesting, the value of such market share units may increase or decrease from the amounts shown above. For more information regarding market share units, see "Executive Compensation—Determination of Compensation—Components of Executive Compensation—Long-Term Equity Incentive Compensation."

(6) One-hundred percent vests on May 16, 2014.

(7) Reflects market share units granted on May 16, 2011, valued based on stock price performance calculated using the average of the closing share price of our common stock during the 90-day period immediately preceding the date of grant and March 31, 2013, and the resulting shares valued based on the closing price of our common stock of $45.58 on March 28, 2013, the last trading day of the fiscal year. The market share units vest May 16, 2014, at the end of the three-year period following the date of grant. Accordingly, because the number of shares earned and paid upon vesting is based upon the stock price at vesting, the value of such market share units may increase or decrease from the amounts shown above. For more information regarding market share units, see "Executive Compensation—Determination of Compensation—Components of Executive Compensation—Long-Term Equity Incentive Compensation."

(8) One-hundred percent vests on May 14, 2015.

(9) Reflects market share units granted on May 14, 2012, valued based on stock price performance calculated using the average of the closing share price of our common stock during the 90-day period immediately preceding the date of grant and March 31, 2013, and the resulting shares valued based on the closing price of our common stock of $45.58 on March 28, 2013, the last trading day of the fiscal year. The market share units vest May 14, 2015, at the end of the three-year period following the date of grant. Accordingly, because the number of shares earned and paid upon vesting is based upon the stock price at vesting, the value of such market share units may increase or decrease from the amounts shown above. For more information regarding market share units, see "Executive Compensation—Determination of Compensation—Components of Executive Compensation—Long-Term Equity Incentive Compensation."

OPTIONS EXERCISED AND STOCK VESTED DURING FISCAL YEAR 2013

The following table sets forth the number of shares acquired upon exercising options and the vesting of stock awards by our named executive officers during fiscal year 2013.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise(1)**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting(2)**
John D. Craig	345,718	$5,696,878	33,547	$1,026,092
Michael J. Schmidtlein	7,618	$ 152,586	5,618	$ 172,171
Raymond R. Kubis	51,640	$ 524,001	16,591	$ 620,767
Todd M. Sechrist	0	$ 0	6,157	$ 189,085
David M. Shaffer	410	$ 7,876	5,790	$ 177,694
Richard W. Zuidema	102,937	$1,745,834	9,014	$ 275,407

(1) Values stated are taxable income of each exercise, calculated by subtracting the exercise cost from the fair market value on the day of exercise.

(2) Values are calculated based on the closing price of our common stock on the last trading day prior to the date the shares vested. For shares that vested on May 17, 2012, the closing price was $31.38. For shares that vested on May 18, 2012, the closing price was $30.52. For shares that vested on May 21, 2012, the closing price was $30.19. For Mr. Kubis' shares that vested on March 31, 2013, the closing price was $45.58.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

As we describe above, each of Messrs. Craig, Kubis, Schmidtlein, Sechrist, Shaffer and Zuidema have entered into employment or severance agreements with us. Under the conditions described below, each of these agreements provides for certain payments upon a termination of employment or change of control. We describe these payments below.

Messrs. Craig and Zuidema

We may terminate the employment of each of Messrs. Craig or Zuidema for cause if any has been involved in the following: (i) the commission of a felony or crime involving moral turpitude; (ii) a knowing and intentional fraud; (iii) an act or omission that is materially injurious to us; or (iv) the willful and continued failure or refusal to substantially perform the executive's duties as our employee. In addition, Messrs. Craig and Zuidema may resign from employment at any time for any or no reason. If we were to terminate the employment of any of these executives for cause, or if any of these executives were to resign without good reason (as defined below), the executive would only be entitled to payment of his current base salary through the date of termination.

If we were to terminate the employment of Messrs. Craig or Zuidema without cause, or if any of them were to resign for good reason (as defined below), we would be obligated to pay the following:

- continuation of current base salary for three years for Mr. Craig and two years for Mr. Zuidema. Such payment periods are referred to as the "severance period;"
- for the fiscal year in which the termination occurs and for each whole fiscal year following the termination year included in the severance period, an amount equal to the average of the bonuses paid to the executive for the two fiscal years preceding the termination year or for any partial fiscal year immediately preceding the end of the severance period, a pro rata portion of such amount; and

- participation in all employee welfare benefit plans or programs during the severance period, provided however, that such participation will cease when the executive becomes eligible to participate in comparable programs of a subsequent employer.

In addition, upon Mr. Craig's termination of employment for any reason other than a termination for cause, termination without good reason, or termination due to death, we will assign to Mr. Craig all right, title, and interest in and under certain individual disability and split dollar life insurance policies that we maintain on his behalf.

Notwithstanding the foregoing, either party may give the other party notice not to extend the employment term beyond: (a) three years from the date of such notice, in the case of Mr. Craig, or (b) two years from the date of such notice, in the case of Mr. Zuidema. Additionally, if less than three years remain until Mr. Craig reaches age 65 or if less than two years remain until Mr. Zuidema reaches age 65, the severance period will be the period from the date of termination until the date the executive reaches age 65.

"Good reason" means any of the following:

- a decrease in base salary;
- a material diminution of authority, responsibilities, or position of the executive;
- a relocation to any office location that is more than 50 miles from Reading, Pennsylvania; or
- our giving notice that we intend to discontinue the automatic extension of the employment agreement.

The employment agreement for each of Messrs. Craig and Zuidema provides that if any amounts payable, whether pursuant to their respective employment agreements or otherwise, are subject to excise tax under Code Section 4999, we will provide the executive with a tax gross-up payment such that, after payment of any excise tax on the underlying payment and all taxes on the gross-up payment, the executive would retain an amount before payment of income and employment taxes equal to the underlying payment. Except for acceleration of the vesting of unvested equity awards, no special benefit is payable to Messrs. Craig and Zuidema solely in the event of a change in control.

In the event we terminate the employment of Mr. Craig or Mr. Zuidema due to death or disability, each is entitled to receive one year of base salary in the event of death, and six months of base salary in the event of disability, as well as, in both events, a pro-rata portion of the annual bonus that they would have been entitled to for the year of termination.

Under their agreements, Messrs. Craig and Zuidema are entitled to full acceleration of vesting of outstanding equity awards in the event of:

- involuntary termination of employment without cause;
- voluntary termination of employment for good reason;
- our change in control;
- termination for disability; or
- death.

Messrs. Schmidtlein, Sechrist, and Shaffer

If we were to terminate the employment of Messrs. Schmidtlein, Sechrist, or Shaffer without cause, as defined below, or if such executive were to resign for good reason, as defined below, during the six month period prior to a change in control (and the termination was in connection with the change in control) or during the 24-month period after a change in control, we would be obligated to pay to the terminating executive the following:

- a lump sum cash payment equal to the executive's base salary then in effect;

- for a period of one year, payment of COBRA premiums in excess of the amount the executive would pay, as an active employee, for continued participation in our medical, dental, and vision programs, but such payments will end when the executive becomes eligible to participate in comparable programs of a subsequent employer;
- full acceleration of vesting of outstanding equity awards; and
- a pro-rata payment from our annual incentive plan for the fiscal year in which the termination occurs.

"Cause" means, with respect to Messrs. Schmidtlein, Sechrist, and Shaffer, any of the following:

- breach of fiduciary duty or duty of loyalty to us;
- willful act of material dishonesty with respect to any material matter involving us;
- theft or material misuse of our property;
- failure to conform in any material respect to our code of conduct;
- excessive absenteeism;
- conviction of, or plea of guilty or nolo contendere to, a felony or any criminal charge involving moral turpitude or illegal substance abuse;
- continuing neglect of management duties and responsibilities that has a material adverse effect on us;
- willful failure to timely report information having a material adverse effect on our business operations to the board or the executive's direct supervisor; or
- failure to meet our reasonable and achievable documented performance expectations (other than any such failure resulting from incapacity due to physical or mental illness).

"Good reason" means, with respect to Messrs. Schmidtlein, Sechrist, and Shaffer, any of the following:

- a 10% or more decrease in the executive's base salary, other than a company-wide reduction in senior management pay;
- a material diminution of the executive's position, duties, or responsibilities of the executive;
- a relocation to any office location that is more than 50 miles from Reading, Pennsylvania; or
- a material breach of our obligations under the agreement.

Each of Messrs. Schmidtlein, Sechrist, and Shaffer's severance letter agreements provides that if any amounts payable, when taken together with payments and benefits provided to the executive under any other plans, contracts, or arrangements with us, will be subject to any excise tax imposed under Code Section 4999, then such amounts will be reduced to the extent necessary so that no portion thereof will be subject to the excise tax, but if the executive would receive in the aggregate greater value (as determined under Code Section 280G) on an after-tax basis if the amounts were not subject to such reduction, then no such reduction will be made.

Mr. Shaffer

Mr. Shaffer's letter agreement provided for payment of his base salary for one year upon his termination of employment. This severance provision was subject to the approval of the Compensation Committee. In lieu of approving this severance provision, the Compensation Committee approved Mr. Shaffer's severance letter agreement (which we describe above) on May 23, 2013, which supersedes the letter agreement provision for severance. Because the Compensation Committee had not yet approved the letter agreement provision for severance or the severance letter agreement as of March 31, 2013, Mr. Shaffer would not have been entitled to a severance payment upon his termination on that date.

Mr. Kubis

We describe the payments that Mr. Kubis received in connection with his termination of employment in the section entitled "*Employment Agreement, Severance and Release Agreement, and Consulting Agreement with Mr. Kubis.*"

Potential Payments Table

The table below reflects the incremental amount of compensation payable to our named executive officers (other than Mr. Kubis, whose actual payment received upon termination we describe in the section entitled "*Employment Agreement, Severance and Release Agreement, and Consulting Agreement with Mr. Kubis*") under various termination and change in control scenarios. The amounts shown below assume that such hypothetical termination or change in control is effective as of March 31, 2013, and do not include the severance letter agreement that we entered into with Messrs. Sechrist and Shaffer or the amended letter agreement with Mr. Schmidtlein after that date. These amounts do not include benefits earned or vested as of March 31, 2013, or benefits provided under insurance or regular programs available to salaried employees generally. The actual amounts that are payable upon a named executive officer's termination of employment can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon a termination or change in control, any actual amounts paid or distributed may be higher or lower than the amounts set forth below. Factors that could affect these amounts include, among other things, the time of year the event occurs, our financial performance, and the age of the named executive officer at the time of the event.

					Involuntary Termination Not For Cause or Voluntary Termination For Good Reason	
		Change in Control	Termination for Disability	Death	Absent Change in Control	Following a Change in Control
John D. Craig	Severance (1)	$ 0	$ 1,594,946	$ 2,058,990	$ 9,141,244	$ 9,141,244
	Welfare benefits continuation (2)	$ 0	$ 0	$ 0	$ 26,359	$ 26,359
	Value of insurance policies (3)	$ 0	$ 494,427	$ 0	$ 494,427	$ 494,427
	Value of accelerated restricted stock units (4)	$ 1,356,962	$ 1,356,962	$ 1,356,962	$ 1,356,962	$ 1,356,962
	Value of accelerated market share units (5)	$13,148,076	$13,148,076	$13,148,076	$13,148,076	$13,148,076
	Potential Excise Tax Gross-Up	$ 0	N/A	N/A	N/A	$ 0
	Total	**$14,505,038**	**$16,594,411**	**$16,564,028**	**$24,167,068**	**$24,167,068**
Michael J. Schmidtlein	Severance (1)	$ 0	$ 0	$ 0	$ 0	$ 379,465
	Welfare benefits continuation (2)	$ 0	$ 0	$ 0	$ 0	$ 12,007
	Value of accelerated restricted stock units (4)	$ 247,134	$ 247,134	$ 247,134	$ 247,134	$ 247,134
	Value of accelerated market share units (5)	$ 2,775,698	$ 2,775,698	$ 2,775,698	$ 2,775,698	$ 2,775,698
	Potential Excise Tax Cut-Back	$ 0	N/A	N/A	N/A	$ 0
	Total	**$ 3,022,832**	**$ 3,022,832**	**$ 3,022,832**	**$ 3,022,832**	**$ 3,414,304**
Todd M. Sechrist	Value of accelerated restricted stock units (4)	$ 296,270	$ 296,270	$ 296,270	$ 296,270	$ 296,270
	Value of accelerated market share units (5)	$ 1,620,668	$ 1,620,668	$ 1,620,668	$ 1,620,668	$ 1,620,668
	Total	**$ 1,916,938**	**$ 1,916,938**	**$ 1,916,938**	**$ 1,916,938**	**$ 1,916,938**
David M. Shaffer	Value of accelerated restricted stock units (4)	$ 292,715	$ 292,715	$ 292,715	$ 292,715	$ 292,715
	Value of accelerated market share units (5)	$ 2,614,825	$ 2,614,825	$ 2,614,825	$ 2,614,825	$ 2,614,825
	Total	**$ 2,907,540**	**$ 2,907,540**	**$ 2,907,540**	**$ 2,907,540**	**$ 2,907,540**
Richard W. Zuidema	Severance (1)	$ 0	$ 619,826	$ 848,854	$ 1,116,963	$ 1,116,963
	Welfare benefits continuation (2)	$ 0	$ 0	$ 0	$ 4,187	$ 4,187
	Value of accelerated restricted stock units (4)	$ 345,359	$ 345,359	$ 345,359	$ 345,359	$ 345,359
	Value of accelerated market share units (5)	$ 3,043,894	$ 3,043,894	$ 3,043,894	$ 3,043,894	$ 3,043,894
	Potential Excise Tax Gross-Up	$ 0	N/A	N/A	N/A	$ 0
	Total	**$ 3,389,253**	**$ 4,009,079**	**$ 4,238,107**	**$ 4,510,403**	**$ 4,510,403**

(1) For severance payment calculation, and time and form of such payment, see "Employment Agreements."
(2) Present value of welfare benefits continuation. Assumes no increase in the cost of welfare benefits. Assumes no tax on welfare benefits.
(3) Cash surrender value as of March 31, 2013.
(4) Value based on the closing price of our common stock on March 28, 2013, the last trading day of the fiscal year, of $45.58.
(5) Reflects market share units valued based on stock price performance calculated using the average of the closing share prices of our common stock during the 90-day periods immediately preceding the date of grant and March 31, 2013, and the resulting shares valued based upon the closing price of our common stock of $45.58 on March 28, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transaction Policy

Our Board has adopted a written policy regarding related person transactions. As a general matter, it is our preference to avoid or minimize related person transactions. Under this policy, a director or executive officer must promptly report to the Corporate Secretary or General Counsel any potential transaction in which a Related Person, as defined by Item 404(a) of Regulation S-K, has or will have a direct or indirect material interest. Pursuant to this policy, EnerSys is not permitted to consummate or continue the Related Person transaction without the approval or ratification of the Audit Committee or, in certain situations, by the Chairman of the Audit Committee. Any director interested in a Related Person transaction must recuse himself from any such vote.

Indemnification

Delaware law, our certificate of incorporation and our bylaws contain limitation of liability provisions and provisions for indemnification of our directors and officers.

In addition, we have entered into an indemnification agreement with each of our directors and officers. Pursuant to this agreement, we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each director or officer who is, or is threatened to be made, a party to any proceeding by virtue of the fact that such person is or was one of our directors or officers. Indemnification will be provided for all costs, judgments, penalties, fines, liabilities and amounts paid in settlement of any such proceeding and for expenses actually and reasonably incurred in connection with any such proceeding.

Directors and officers of EnerSys are also insured against certain liabilities for their actions, as such, by an insurance policy obtained by EnerSys. The premium for the fiscal year ended March 31, 2013, specifically for directors and officers, as individuals, was $0.1 million.

Indemnity and Expense Agreement

Pursuant to a stock subscription agreement dated March 22, 2002 with certain institutional funds (collectively, the "Morgan Stanley Funds") managed by Metalmark Capital LLC, we have agreed that, to the fullest extent permitted by law, none of such Morgan Stanley Funds as stockholders, or any of their respective partners or other affiliates, or their respective members, stockholders, directors, managers, officers, employees, agents or other affiliates, or any person or entity who serves at the request of any such stockholder on behalf of any person or entity as an officer, director, manager, partner or employee of any person or entity (referred to as indemnified parties), shall be liable to us for any act or omission taken or suffered by such indemnified party in connection with the conduct of our affairs or otherwise in connection with such stockholder's ownership of shares of our common stock, unless such act or omission resulted from fraud, willful misconduct or gross negligence by such indemnified party or any mistake, negligence, dishonesty or bad faith of any agent of such indemnified party.

We have also agreed with each Morgan Stanley Fund that, to the fullest extent permitted by law, we will indemnify each of such indemnified parties for any and all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by such indemnified party and arise out of or in connection with our affairs, or any indemnified party's ownership of shares of our common stock, including acting as a director, manager or officer or its equivalent; provided that an indemnified party shall be entitled to indemnification only to the extent that such indemnified party's conduct did not constitute fraud, willful misconduct or gross negligence.

Employment of Related Parties

During fiscal year 2013, there were no transactions subject to our Related Person Transactions Policy.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and any persons owning more than ten percent of EnerSys common stock, to file reports of ownership and changes in ownership with the SEC and NYSE. Persons filing such reports are required by SEC regulation to furnish EnerSys with copies of all such reports filed with the SEC. Based solely on our review of any copies of such reports received by it, and on written representations from our existing directors and executive officers that no additional annual statements of beneficial ownership were required to be filed by such persons, we believe that all such statements were timely filed in fiscal year 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is certain information concerning the beneficial ownership of our common stock by each director, each nominee for director, each named executive officer, each holder of more than 5% percent of our common stock and all directors and executive officers as a group as of June 7, 2013, the Record Date.

Name	Number of Shares(1)	Percent(1)
BlackRock, Inc.(2) 40 East 52nd Street New York, NY 10022	3,890,069	8.1%
The Vanguard Group, Inc.(3) 100 Vanguard Boulevard Malvern, PA 19355	3,366,613	7.0%
Royce & Associates, LLC(4) 745 Fifth Avenue New York, NY 10151	2,659,500	5.6%
EARNEST Partners, LLC(5) 1180 Peachtree Street NE Suite 2300 Atlanta, GA 30309	2,276,224	4.8%
Hwan-yoon F. Chung(6)	2,666	*
John D. Craig(7)	172,270	*
Seifi Ghasemi(8)	25,155	*
Howard I. Hoffen(9)	25,153	*
Arthur T. Katsaros(10)	29,282	*
John F. Lehman(11)	31,755	*
Gen. Robert Magnus, USMC (Retired)(12)	14,804	*
Dennis S. Marlo(13)	45,153	*
Joseph C. Muscari(14)	14,804	*
Michael J. Schmidtlein(15)	35,673	*
Todd M. Sechrist(16)	3,094	*
David M. Shaffer(17)	10,000	*
Richard W. Zuidema(18)	39,121	*
All current directors and executive officers as a group (13 persons)(19)	448,930	*

* Does not exceed 1% of the class based on 47,866,092 shares of common stock outstanding as of June 7, 2013.

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under Exchange Act, thereby including, with respect to each director and named executive officer, options exercisable by such owner or restricted stock units that vest within 60 days of the record date of June 7, 2013.

(2) Includes BlackRock Advisors, LLD, BlackRock Investment Management, LLC, BlackRock Asset Management Australia Limited, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock International Limited, BlackRock Institutional Trust Company, N.A., BlackRock Japan Co., Ltd., and BlackRock Investment Management (UK) Limited. Information about BlackRock, Inc. is derived from its Schedule 13G filed with the SEC on February 4, 2013.

(3) Includes Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. Information about The Vanguard Group, Inc. is derived from its Schedule 13G filed with the SEC on February 7, 2013.

(4) Information about Royce & Associates, LLC is derived from its Schedule 13G filed with the SEC on January 7, 2013.

(5) Information about EARNEST Partners, LLC is derived from its Schedule 13G filed with the SEC on January 10, 2013.

(6) Mr. Chung does not exercise shared voting or investment power over any shares. The number and percentage of shares include 2,666 deferred stock units, for which Mr. Chung does not have voting and investment power.

(7) Mr. Craig holds shared voting or investment power over 172,270 shares. The number and percentage of shares beneficially owned by Mr. Craig exclude 6,574 unvested restricted stock units and 221,283 unvested market share units.

(8) Mr. Ghasemi holds sole voting and investment power of 12,656 shares. The number and percentage of shares beneficially owned by Mr. Ghasemi, include 7,120 deferred stock units for which Mr. Ghasemi does not have voting and investment power, and 5,379 vested restricted stock units owned by Mr. Ghasemi deferred under the Director Plan, for which Mr. Ghasemi does not have voting or investment power, but exclude 124 unvested restricted stock units owned by Mr. Ghasemi deferred under the Director Plan.

(9) Mr. Hoffen is a Managing Director of Metalmark and exercises shared voting or investment power over 13,033 shares. The number and percentage of shares include 5,000 shares subject to vested stock options, and 7,120 deferred stock units, for which Mr. Hoffen does not have voting and investment power, that are beneficially owned by Metalmark. Mr. Hoffen disclaims beneficial ownership of such shares as a result of his employment arrangement with Metalmark, except to the extent that their pecuniary interest therein is ultimately realized.

(10) Mr. Katsaros holds sole voting and investment power over 2,871 shares. The number and percentage of shares beneficially owned by Mr. Katsaros include 2,500 vested stock options, 7,120 deferred stock units, for which Mr. Katsaros does not have voting and investment power, and 16,791 vested restricted stock units owned by Mr. Katsaros deferred under the Director Plan, for which Mr. Katsaros does not have voting or investment power, but exclude 155 unvested restricted stock units owned by Mr. Katsaros deferred under the Director Plan.

(11) Mr. Lehman holds sole voting and investment power over 2,871 shares. The number and percentage of shares beneficially owned by Mr. Lehman include 5,000 vested stock options, 7,120 deferred stock units, for which Mr. Lehman does not have voting and investment power, and 16,764 vested restricted stock units owned by Mr. Lehman deferred under the Director Plan, for which Mr. Lehman does not have voting or investment power, but exclude 152 unvested restricted stock units and 7,361 vested restricted stock units owned by Mr. Lehman deferred under the Director Plan.

(12) Gen. Magnus holds sole voting and investment power over 2,656 shares. The number and percentage of shares beneficially owned by Gen. Magnus include 7,120 deferred stock units, for which Gen. Magnus does not have voting and investment power, and 5,028 vested restricted stock units owned by Gen. Magnus deferred under the Director Plan, for which Gen. Magnus does not have voting or investment power.

(13) Mr. Marlo holds sole voting and investment power over 22,871 shares. The number and percentage of shares beneficially owned by Mr. Marlo include 5,000 vested stock options, 7,120 deferred stock units, for which Mr. Marlo does not have voting and investment power, and 10,162 vested restricted stock units owned by Mr. Marlo deferred under the Director Plan, for which Mr. Marlo does not have voting or investment power.

(14) Mr. Muscari holds sole voting and investment power over 5,383 shares. The number and percentage of shares beneficially owned by Mr. Muscari include 7,120 deferred stock units, for which Mr. Muscari does not have voting and investment power, and 2,301 vested restricted stock units owned by Mr. Muscari deferred under the Director Plan, for which Mr. Muscari does not have voting or investment power.

(15) Mr. Schmidtlein holds shared voting or investment power over 35,600 shares. The number and percentage of shares beneficially owned by Mr. Schmidtlein include 73 vested stock options, but exclude 1,461 unvested restricted stock units and 45,598 unvested market share units.

(16) Mr. Sechrist holds shared voting or investment power over 3,094 shares. The number and percentage of shares beneficially owned by Mr. Sechrist exclude 2,000 unvested restricted stock units and 40,759 unvested market share units.

(17) Mr. Shaffer holds shared voting or investment power over 10,000 shares. The number and percentage of shares beneficially owned by Mr. Shaffer exclude 1,461 unvested restricted stock units and 40,759 unvested market share units.

(18) Mr. Zuidema holds shared voting or investment power over 39,121 shares. The number and percentage of shares beneficially owned by Mr. Zuidema exclude 1,461 unvested restricted stock units and 53,921 unvested market share units.

(19) Such persons hold shared or sole voting or investment power over 322,426 shares. The number and percentage of shares beneficially owned by such persons include 17,573 vested stock options and 56,425 vested restricted stock units, and 52,506 deferred stock units for which such persons do not have voting and investment power, but exclude 13,388 unvested restricted stock units, 402,320 unvested market share units, 0 unvested stock options, and 7,361 vested restricted stock units.

PROPOSAL NO. 3

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are seeking stockholder input on our executive compensation as disclosed in this proxy statement. Based upon the results of a non-binding advisory vote on the issue of the frequency of holding future non-binding advisory votes to approve named executive officer compensation, the Board has determined that it will include an annual non-binding advisory vote to approve named executive officer compensation in our proxy materials until the next non-binding advisory vote on the frequency for holding such votes. The Board and the Compensation Committee actively monitor our executive compensation practices in light of the industry in which we operate and the marketplace for talent in which we compete. We remain focused on compensating our executive officers fairly and in a manner that incentivizes high levels of performance while providing the tools necessary to attract and retain the best talent.

As we describe in the Compensation Discussion and Analysis beginning on page 17 of this proxy statement, our executive compensation program is designed to create incentives both for strong operational performance in the current year and for the long-term benefit of the company, thereby closely aligning the interests of management with the interests of our stockholders. In evaluating our executive compensation program, key considerations include:

- Our compensation program is based on setting aggressive operating plan goals that are achievable in light of current market conditions and create of stockholder value. We achieved better than target earnings per share and primary working capital percentage goals during fiscal year 2013, permitting our named executive officers to achieve the maximum payout under our Management Incentive Plan.
- At the executive level, the majority of compensation is equity-based, vests over time and is tied directly to long-term stockholder value. Stock ownership requirements for our executive officers ensure that our management team is incentivized to act in the best interests of our stockholders.
- We increased the percentage of long-term equity incentive compensation to the named executive officers that is paid in the form of performance-vesting market share units and decreased the amount paid in the form of time-vested restricted stock units.
- We maintain an appropriate balance between base salary and short-and long-term incentive opportunities offered to the named executive officers.
- The Compensation Committee engaged an independent compensation consultant that does not provide services to management and that had no relationship with management before the engagement.
- We believe our executive compensation program results in reasonable and rational compensation decisions, allowing us to set aggressive goals while not encouraging excessive risk-taking that could be detrimental to our stockholders.

For these reasons, the Board recommends stockholders vote in favor of the following resolution:

> **"Resolved, that the compensation paid to the company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in this proxy statement, is hereby APPROVED."**

As an advisory vote, this proposal is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

Approval of Proposal No. 3 requires the affirmative vote of a majority of the shares present or represented by proxy and voting at the Annual Meeting.

RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 3.

PROPOSAL NO. 4

APPROVE AND ADOPT THE ENERSYS 2013 MANAGEMENT INCENTIVE PLAN

The Board of Directors, based upon the recommendation of the Compensation Committee, adopted the EnerSys 2013 Management Incentive Plan (the "2013 MIP"), and unanimously recommends that stockholders approve the 2013 MIP at the Annual Meeting. The Board of Directors believes it to be in the best interest of the Company and its stockholders to adopt the 2013 MIP to promote our long-term growth and profitability by providing key personnel with incentives to improve stockholder value.

The 2013 MIP is designed to provide "performance-based" compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Under Code Section 162(m), the Company generally is not eligible for a federal income tax deduction for compensation paid to the certain "covered employees" (as defined in the Code), who are the Company's Chief Executive Officer and the three other most highly compensated executive officers (other than the Chief Financial Officer) to the extent that they receive compensation of more than $1 million in any year. However, compensation that is "performance-based" within the meaning of Code Section 162(m) is not subject to these deduction limits. To be performance-based, among other requirements, the compensation must be paid only upon the attainment of certain performance goals that have been approved by our stockholders. Those goals are described below.

Vote Required

The affirmative vote of a majority of the votes cast in connection with this proposal at the Annual Meeting and entitled to vote on this proposal is required for approval of the 2013 MIP.

2013 MIP Description

The following is a brief description of the principal features of the 2013 MIP. It is not intended to be a complete description and is qualified in its entirety by the full text of the 2013 MIP, which is attached hereto as Appendix A.

Administration. The 2013 MIP will be administered by the Compensation Committee of the Company's Board of Directors, provided that if the Compensation Committee shall not consist solely of two or more individuals who qualify as both outside directors within the meaning of Code Section 162(m) and non-employee directors within the meaning of Rule 16b-3 promulgated under the Exchange Act, the 2013 MIP shall be administered by such a committee or, in the absence of such a committee, the Board of Directors, and provided further that, except (i) with respect to "covered employees," as defined in, and interpreted by, guidance provided by the Internal Revenue Service, and the Chief Financial Officer and (ii) as required to comply with Code Section 162(m) or other applicable law or any listing requirement of The New York Stock Exchange or any other exchange on which the Company's securities may be listed:

- the Chief Executive Officer shall have all of the authority, duties and responsibilities of the Compensation Committee (or other administrative committee) under the 2013 MIP, and
- the Compensation Committee (or other administrative committee) may delegate all or any part of its authority, duties or responsibilities under the 2013 MIP to any other appropriate officer of the Company.

For purposes of this proposal, the committee or other person from time to time charged with the administration of the 2013 MIP shall be referred to as the "Committee."

The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the 2013 MIP, to administer the 2013 MIP and to exercise all the powers and authorities either specifically granted under the 2013 MIP or necessary or advisable in the administration of the 2013 MIP, including, without limitation, the authority to grant awards; to determine the persons to whom and the time or times at which awards shall be granted; to determine the terms, conditions, restrictions and performance criteria, including applicable performance goals, relating to any award; to determine whether, to what extent, and under what circumstances an award may be settled, cancelled, forfeited, or surrendered; to construe and interpret the 2013 MIP and any award; to prescribe, amend and rescind rules and regulations relating to the 2013 MIP; to determine the terms and provisions of any agreement evidencing an award; and to make all other determinations deemed necessary or advisable for the administration of the 2013 MIP.

Eligibility. Awards may be granted under the 2013 MIP for a performance period to the Company's employees as selected by the Committee with respect to those employees who are expected to be the Company's named executive officers for that performance period, and by the Chief Executive Officer with respect to other participants. Unless otherwise determined by the Committee or the Chief Executive Officer, as applicable, a participant who commences participation in the 2013 MIP following the commencement of a performance period may participate with respect to all outstanding performance periods, provided that the awards payable with respect to each such performance period shall be prorated based on the number of days elapsed in such performance period.

Terms of Awards. The Committee, in its sole discretion, may determine the performance period to which any award will relate. The Committee in its sole discretion may determine the performance goals applicable to each award, the minimum, target and maximum levels applicable to each performance goal, and the amounts payable upon attainment of thresholds within such range.

Payment of Awards; Performance Goals. The payment of awards under the 2013 MIP may be based upon the attainment of (or a specified increase or decrease in) one or more performance goals as determined by the Committee and applied to a participant under the 2013 MIP and/or the Company's performance relative to the performance of other entities or the performance of the Company, a business unit, a product line or any combination thereof (on an absolute basis, relative to internal business plans, growth or relative to an external performance measure) which may include, but not be limited to:

- cash flow;
- earnings (including, without limitation, gross margin; earnings before interest and taxes; earnings before taxes, earnings before interest, taxes, depreciation and amortization; and net earnings);

- earnings per share;
- growth in earnings or earnings per share;
- stock price;
- return on equity or average stockholders' equity;
- total stockholder return;
- return on capital;
- return on assets or net assets;
- return on investment;
- sales, growth in sales or return on sales;
- income or net income;
- operating income or net operating income;
- operating profit or net operating profit;
- operating margin;
- return on operating revenue;
- economic profit;
- market share;
- overhead or other expense reduction;
- growth in stockholder value relative to various indices, including, without limitation, the S&P 500 Index or the Russell 2000 Index;
- strategic plan development and implementation;
- net debt; and
- working capital (including, but not limited to, primary working capital, primary working capital percentage and components thereof).

The Committee shall have the authority to make appropriate adjustments to the performance goals as it deems appropriate, including in recognition of extraordinary, unusual or infrequent items or occurrences not reflected in such goals, such as the effect of changes in applicable laws or regulations, restructuring charges, the sale or discontinuance of a business segment or unit, or a change in accounting principles. The performance goals need not be uniform among participants. Payments under such awards will be made, in the case of employees covered under Code Section 162(m), solely on account of the attainment of such performance goals established in writing by the Committee to the extent the awards are intended to satisfy the requirements of Code Section 162(m).

Unless otherwise determined by the Committee, an award will be paid in cash within a reasonable period after the end of the applicable performance period, but in no event later than two and a half months following the end of the year in which the awards are no longer subject to a substantial risk of forfeiture. Except as provided below (under "Termination of Employment" and "Change in Control") or as otherwise determined by the Committee, an award will be paid only if the participant is employed by us at the conclusion of the performance period in respect of which it is paid. In no event will payment in respect of awards granted for any performance period of one year or less in length be made to a participant in an amount that exceeds $5 million, and for any other performance period in excess of one year, such amount multiplied by a fraction, the numerator of which is the number of months in the performance period and the denominator of which is 12.

Termination of Employment. Except in the event of death, disability or retirement or as otherwise determined by the Committee, if a participant's employment terminates prior to the end of a performance period for any reason other than death, disability or retirement, no award will be payable to the participant with respect to that performance period. If a participant's employment is terminated as result of death, disability, retirement at normal retirement age or early retirement with Company consent prior to the end of a performance period, the participant's awards will be cancelled, and in respect of such cancelled award, the participant will receive a pro rata portion of his or her award that he or she would have received with respect to the applicable performance period based on actual performance for the performance period, payable at the time that awards are payable to other participants.

Change in Control. In the event that a participant experiences a qualifying termination (as defined in the 2013 MIP), which generally includes a termination without cause or a voluntary termination (as each term is defined in the 2013 MIP) within three months following a change in control (as defined in the 2013 MIP) of the Company, the Company will pay to the participant, as soon as practicable following the date of such qualifying termination, a pro rata portion through the date of the change in control of the aggregate value of all awards granted to the participant for any performance period for which awards are outstanding as of the change in control and which is uncompleted as of the qualifying termination, calculated as to each award based on actual performance through the most recently completed fiscal quarter ending on or prior to the date of the change in control and for any portion of the performance period that was to occur after the most recently completed fiscal ending on or prior to the date of the change in control, assuming the achievement, at the target level, of the performance goals established with respect to such award, all as determined by the Committee, and such performance periods and the 2013 MIP shall thereafter immediately terminate with respect to such participants and the Company.

Amendment and Termination. The term of the 2013 MIP is five years from the date of its adoption by the Board of Directors. Our Board of Directors (or other administrative committee) may modify or terminate the 2013 MIP or any portion of the 2013 MIP at any time, except that an amendment that requires stockholder approval in order for the 2013 MIP to continue to comply with Code Section 162(m) will not be effective unless approved by the requisite vote of our stockholders. No amendment to the 2013 MIP may be made if such amendment will adversely affect any participant unless the participant consents to the amendment.

RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 4.

OTHER INFORMATION

Stockholder Proposals or Nominations

Any stockholder who desires to submit a proposal for inclusion in the proxy materials relating to our 2014 Annual Meeting of Stockholders in accordance with the rules of the SEC must submit such proposal in writing, addressed to EnerSys at 2366 Bernville Road, Reading, Pennsylvania 19605, Attn: Richard W. Zuidema, Secretary, no later than February 27, 2014.

In accordance with our bylaws, a stockholder who desires to propose a matter for consideration at an annual meeting of stockholders, even if the proposal is not submitted by the deadline for inclusion in our proxy materials, must comply with the procedures specified in our bylaws, including providing notice thereof in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of EnerSys, not less than 90 days nor more than 120 days prior to the anniversary date of the previous year's annual meeting. For the 2014 Annual Meeting of Stockholders, this period will begin on April 3, 2014, and end on May 5, 2014.

In accordance with our bylaws, a stockholder who desires to nominate candidates for election to the Board must comply with the proceeding specified in the Bylaws, including providing proper notice of the nomination in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of EnerSys not less than 90 days nor more than 120 days prior to the anniversary date of the previous year's annual meeting. For the 2014 Annual Meeting of Stockholders, this period will begin on April 3, 2014, and end on May 5, 2014.

If the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, as amended, proxy holders may exercise discretionary voting authority under proxies that we solicit to vote in accordance with their best judgment on any such stockholder proposal or nomination.

Reduce Duplicate Mailings

Only one Annual Report and Proxy Statement will be sent to those stockholders who share a single household and who have consented to receive a single copy of such documents. This practice, known as "householding," is designed to reduce printing and postage costs. Stockholders who participate in householding will continue to receive separate proxy cards. Householding will continue until you are notified otherwise or until one or more stockholders at your address revokes consent. If you revoke consent, you will be removed from the householding program within 30 days of receipt of the revocation. However, if any stockholder residing at such an address desires to receive a separate Annual Report or Proxy Statement in the future, he or she may telephone our Investor Relations Department at (610) 236-4040 or write to "Investor Relations" at 2366 Bernville Road, Reading, Pennsylvania 19605 or by e-mail through the investor relations and corporate governance link at *www.enersys.com*. If you are receiving multiple copies of our Annual Report and Proxy Statement, please request householding by contacting Investor Relations in the same manner. If you are a stockholder of record, you can elect to access future Annual Reports and Proxy Statements electronically by marking the appropriate box on your proxy form or by following the instructions provided if you vote by Internet or by telephone. If you choose this option, your choice will remain in effect until you notify us by mail that you wish to resume mail delivery of these documents. If you hold your shares of our common stock through a bank, broker or another holder of record, refer to the information provided by that entity for instructions on how to elect this option.

Other Matters

If any other item or proposal properly comes before the Annual Meeting, including voting on a proposal omitted from this Proxy Statement pursuant to the rules of the SEC or incident to the conduct of the Annual Meeting, then the proxies will be voted in accordance with the discretion of the proxy holders, including to vote to adjourn the Annual Meeting for the purpose of soliciting proxies to vote in accordance with the Board's recommendation on any of the proposals to be considered.

Proxy Solicitation Costs

The proxies being solicited hereby are being solicited by the Board of Directors of EnerSys. The cost of soliciting proxies in the enclosed form will be borne by EnerSys. Officers and regular employees of EnerSys may, but without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by telephone, telex, facsimile or electronic means. We will, upon request, reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of stock.

Incorporation by Reference

In accordance with SEC rules, notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act, that might incorporate this Proxy Statement or future filings made by us under those statutes, the information included under the caption "Compensation Committee Report" and those portions of the information included under the caption "Audit Committee Report" required by the SEC's rules to be included therein, shall not be deemed filed with the SEC and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by us under those statutes, except to the extent that we specifically incorporates these items by reference.

Annual Report for Fiscal Year 2013

EnerSys' Annual Report to the Stockholders for the year ended March 31, 2013, is enclosed herewith. EnerSys' Annual Report on Form 10-K for the fiscal year ended March 31, 2013, has been combined with the Annual Report to Stockholders, as permitted by SEC rules. The Annual Report is furnished to stockholders for their information. No part of the Annual Report is incorporated by reference herein.

UPON REQUEST OF ANY STOCKHOLDER, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR ITS FISCAL YEAR ENDED MARCH 31, 2013, INCLUDING A LIST OF THE EXHIBITS THERETO, REQUIRED TO BE FILED WITH THE SEC PURSUANT TO RULE 13a-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, MAY BE OBTAINED, WITHOUT CHARGE, BY WRITING TO INVESTOR RELATIONS, ENERSYS, 2366 BERNVILLE ROAD, READING, PENNSYLVANIA 19605, OR BY CALLING ENERSYS INVESTOR RELATIONS DIRECTLY AT (610) 236-4040. EACH REQUEST MUST SET FORTH A GOOD FAITH REPRESENTATION THAT, AS OF THE RECORD DATE, THE PERSON MAKING THE REQUEST WAS A BENEFICIAL OWNER OF ENERSYS COMMON STOCK ENTITLED TO VOTE AT THE MEETING.

BY ORDER OF THE BOARD OF DIRECTORS



Richard W. Zuidema
Secretary

Appendix A

EnerSys 2013 Management Incentive Plan

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ENERSYS 2013 MANAGEMENT INCENTIVE PLAN
(As Adopted June 19, 2013)

1. *Purpose.*

The purpose of this EnerSys 2013 Management Incentive Plan (the "Plan") is to encourage improved performance, return on investment, and growth of EnerSys by providing certain of its key executives, managers and other employees with annual incentive compensation that is tied to the achievement of performance based goals.

2. *Definitions.*

Each of the following terms, as used herein, shall have the meaning ascribed to it hereunder:

(a) "*Affiliate*" shall mean, with respect to any person, any person that directly or indirectly controls, is controlled by or is under common control with, such person.

(b) "*Award*" shall mean a compensation award granted by the Committee pursuant to the Plan and contingent upon the attainment of Performance Factors with respect to a Performance Period.

(c) "*Beneficial Owner*" shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

(d) "*Board*" shall mean the Board of Directors of the Company.

(e) "*Change in Control*" means the occurrence of any one of the following:

(i) any Person, including any "group," as defined in Section 13(d)(3) of Exchange Act, is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing a majority of the combined voting power of the Company's then Outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a Qualifying Business Combination described in paragraph (iii) below or who becomes such a Beneficial Owner as a result of a change in ownership percentage resulting solely from an acquisition of securities by the Company; or

(ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board of Directors: individuals who, as of the Effective Date, constitute the Board of Directors and any new director whose appointment or election by the Board of Directors or nomination for election by the Company's stockholders was approved or recommended by a vote of at least 66-2/3% of the directors then still in office who either were directors at the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii) there is consummated a reorganization, merger or consolidation of the Company with, or sale or other disposition of at least 80% of the assets of the Company in one or a series of related transactions to, any other Person (a "Business Combination"), other than a Business Combination that would result in the voting securities of the Company Outstanding immediately prior to such Business Combination continuing to represent (either by remaining Outstanding or by being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof Outstanding immediately after such Business Combination (a "Qualifying Business Combination"); or

(iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, more than 50% of the combined voting power of the Outstanding securities of which is owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

(f) "*Code*" shall mean the Internal Revenue Code of 1986, as amended.

(g) "*Committee*" shall mean the Compensation Committee of Board; provided the Compensation Committee shall consist of two or more persons, each of whom, unless otherwise determined by the Board, is an "outside director" within the meaning of Code Section 162(m) and a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, and if the Compensation Committee does not satisfy such requirements, then such other Committee of the Board satisfying such requirement or if no such Committee exists, then the Board.

(h) "*Company*" shall mean EnerSys, a Delaware corporation, and its successors and assigns.

(i) "*Covered Employee*" shall have the meaning set forth in Code Section 162(m)(3), as interpreted by IRS Notice 2007-49 or any subsequent IRS guidance.

(j) "*Disability*" shall mean (unless another definition is provided in an Award or written employment agreement applicable to the Participant and such definition is expressly approved by the Committee for purposes of the Plan, in which case such definition shall govern, or otherwise agreed to in writing by the Committee and the Participant) permanent disability as determined pursuant to the Company's long-term disability plan or policy, if any, in effect at the time of such Disability.

(k) "*Effective Date*" shall mean, subject to stockholder approval of the Plan, June 19, 2013. In the absence of stockholder approval, the Plan (and any Awards made pursuant to the Plan without stockholder approval) shall be null and void.

(l) "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

(m) "*Outstanding*," with respect to any share of common stock of the Company, par value $0.01 per share, means, as of any date of determination, all shares that have been issued on or prior to such date, other than shares repurchased or otherwise reacquired by the Company or any Affiliate thereof, on or prior to such date.

(n) "*Participant*" shall mean each employee of the Company who has been selected as a participant in the Plan for a Performance Period.

(o) "*Performance Factors*" shall mean the criteria and objectives determined by the Committee that must be met during the applicable Performance Period as a condition of the Participant's receipt of payment with respect to an Award. Performance Factors may include any or all of the following (either on absolute basis or relative to an external performance measure): (i) cash flow; (ii) earnings (including, without limitation, gross margin, earnings before interest and taxes ("EBIT"), earnings before taxes ("EBT"), earnings before interest, taxes, depreciation and amortization ("EBITDA"), and net earnings); (iii) earnings per share; (iv) growth in earnings or earnings per share; (v) stock price; (vi) return on equity or average stockholders' equity; (vii) total stockholder return; (viii) return on capital; (ix) return on assets or net assets; (x) return on investment; (xi) sales, growth in sales or return on sales; (xii) income or net income; (xiii) operating income or net operating income; (xiv) operating profit or net operating profit; (xv) operating margin; (xvi) return on operating revenue; (xvii) economic profit, (xviii) market share; (xix) overhead or other expense reduction; (xx) growth in stockholder value relative to various indices, including, without limitation, the S&P 500 Index or the Russell 2000 Index, (xxi) strategic plan development and implementation, (xxii) net debt, and (xxiii) working capital (including, but not limited to, primary working capital, primary working capital percentage and components thereof), or any increase or decrease of one or more of the foregoing over a specified period, or such other factors as determined by the Committee. Such Performance Factors may relate to the Company's performance relative to the performance of other entities or the performance of the Company, a business unit, product line, or any combination thereof (on absolute basis, relative to internal business plans, growth or relative to an external performance measure). Performance Factors may also include such objective or subjective personal performance goals as the Committee may, from time to time, establish. Subject to Section 5(b) hereof, the Committee shall have the sole discretion to determine whether, or to what extent, Performance Factors are achieved; provided that the Committee shall have the authority to make appropriate adjustments in Performance Factors under an Award as it deems appropriate, including to reflect the impact of extraordinary, unusual, or infrequent items or occurrences not reflected in such goals, such as but not limited to, restructuring charges, the sale, or discontinuance of a business segment or unit, the effect of changes in laws or regulations, or accounting principles. Performance Factors need not be uniform among Participants.

(p) "*Performance Period*" shall mean the Company's fiscal year or such other period as designated by the Committee.

(q) "*Person*" shall mean an individual, a partnership, a joint venture, a corporation, an association, a trust, an estate or other entity or organization, including a government or any department or agency thereof.

3. *Administration.*

The Plan shall be administered by the Committee. The Plan is intended to be administered so as to qualify the incentive pay as "performance based compensation" under Code Section 162(m). The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the terms, conditions, restrictions, and performance criteria, including Performance Factors, relating to any Award; to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, or surrendered; to make adjustments in the Performance Factors in recognition of unusual or non-recurring events affecting any Company or the financial statements of any Company, or in response to changes in applicable laws, regulations, or accounting principles; to construe and interpret the Plan and any Award; to prescribe, amend, and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Awards; and to make all other determinations deemed necessary or advisable for the administration of the Plan. Except (i) with respect to individuals who are expected to be Covered Employees for an applicable Performance Period and the Chief Financial Officer of the Company and (ii) as required to comply with Code Section 162(m), or other applicable law (and only if such laws apply), or any listing requirement of The New York Stock Exchange or any other exchange on which the Company's securities may be listed, (x) the Chief Executive Officer shall have all of the authority, duties, and responsibilities of the Committee under the Plan, and (y) the Committee may delegate all or any part of its authority, duties, or responsibilities under the Plan (including but not limited to the authority set forth in the definition of Performance Factors and in Section 5 of the Plan) to such other appropriate officer of the Company, or in the case of ministerial duties to any employee or committee comprised of employees of any Company.

All decisions, determinations, and interpretations of the Committee shall be final and binding on all persons, including the Company and the Participants (or any person claiming any rights under the Plan from or through any Participant). No member of the Board or the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

4. *Eligibility.*

Awards may be granted to officers and other employees of the Company in the sole discretion of the Committee, with respect to (i) Participants who are expected to be Covered Employees for an applicable Performance Period, and (ii) the Chief Financial Officer, and, in the sole discretion of the Chief Executive Officer of the Company, with respect to the other Participants. Unless otherwise determined by the Committee or the Chief Executive Officer, as applicable, in its/his sole discretion, a Participant, who commences participation in the Plan following the commencement of a Performance Period, may participate with respect to all outstanding Performance Periods; provided that the Awards payable with respect to each such Performance Period shall be prorated based on the number of days elapsed in such Performance Period.

5. *Terms of Awards.*

Awards granted pursuant to the Plan shall be communicated to Participants from time to time, and the terms and conditions of such Awards shall be set forth therein.

(a) *General.* Not later than 90 days after the commencement of each Performance Period (but in no case after 25% of the Performance Period has elapsed), the Committee shall specify in writing, by resolution of the Committee or other appropriate action, with respect to a Performance Period, the Performance Factors applicable to each Award. Performance Factors may include a threshold level of performance below which no payment shall be made, levels of performance at which specified percentages of the Award shall be paid and a maximum level of performance above which no additional payment shall be made; provided that the Committee shall have the authority to make appropriate adjustments in the achievement of Performance Factors under an Award to reflect the impact of extraordinary items not reflected in such goals. Unless otherwise provided by the Committee (or its designee) in connection with specified terminations of employment, payment in respect of Awards shall be made only if and to the extent the Performance Factors with respect to such Performance Period are attained.

(b) *Special Provisions Regarding Awards.* Notwithstanding anything to the contrary contained herein, in no event shall payment in respect of Awards granted for any Performance Period of one year or less in length be made to a Participant in an amount that exceeds $5 million, and for any other Performance Period in excess of one year, such amount multiplied by a fraction, the numerator of which is the number of months in the performance period and the denominator of which is 12.

(c) *Time and Form of Payment.* Unless otherwise determined by the Committee, all payments in respect of Awards granted under this Plan shall be made in cash (unless the Award specifically provides for a different form of payment, in which case in such other form of payment). All payments under the Plan shall be made within a reasonable period after the end of the Performance Period, but in no event later than June 15 of the fiscal year following the fiscal year in which such Awards are no longer subject to substantial risk of forfeiture.

(d) *Certification.* Prior to the payment of any compensation under the Plan to a Covered Employee for a Performance Period, the Committee shall certify in writing the extent to which any Performance Factors and any other material terms under such Award have been satisfied.

6. *Term.*

The Committee shall set Performance Factors and grant Awards with respect to each Performance Period commencing with the initial Performance Period, which shall begin April 1, 2013, and end March 31, 2014.

7. *General Provisions.*

(a) *Compliance with Legal Requirements.* The Plan and the granting and payment of Awards and the other obligations of the Company under the Plan shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required.

(b) *Transferability of Rights.* Awards shall not be transferable by a Participant except upon the Participant's death following the end of the Performance Period but prior to the date payment is made, in which case the Award shall be transferable by will or the laws of descent and distribution.

(c) *No Right To Continued Employment.* Nothing in the Plan or in any Award granted pursuant hereto shall confer upon any Participant the right to continue in the employ of the Company or to be entitled to any remuneration or benefits not set forth in the Plan or to interfere with or limit in any way the right of the Company to make determinations with respect to or terminate such Participant's employment.

(d) *Withholding Taxes*. Where a Participant or other person is entitled to receive a payment pursuant to an Award hereunder, the Company shall have the right to withhold from any payment otherwise due by reason of such Award the amount of any taxes that the Company may be required to withhold before delivery to such Participant or other person, or the Company may require the Participant or such other person to pay such amount to the Company before delivery to such Participant or other person of such payment.

(e) *Amendment, Termination, and Duration of the Plan*. The term of the Plan shall be five years from and including the Effective Date; provided that the Board or the Committee may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part. Notwithstanding the foregoing, no amendment shall affect adversely any of the rights of any Participant under any Award following the end of the Performance Period to which such Award relates; provided that no amendment that requires stockholder approval in order for the Plan to continue to comply with Code Section 162(m) shall be effective unless such amendment shall be approved by the requisite vote of the stockholders of the Company. Notwithstanding the termination of the Plan, Awards granted under the Plan shall remain outstanding subject to the terms of the Plan until the expiration of the Performance Period to which such Award relates or the earlier termination of the Award in accordance with the provisions of the Plan.

(f) *Participant Rights*. No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment for Participants. The adoption of the Plan shall not affect any other equity or other compensation or incentive plan in effect for the Company or an Affiliate, and the Plan shall not preclude the Board or Committee from establishing other forms of incentive compensation.

(g) *Change in Control*. In the event that a Participant experiences a Qualifying Termination (as defined below) within three months following a Change of Control, the Company shall pay to such Participant, as soon as practicable following the date of such Qualifying Termination, a pro rata portion through the date of the Change of Control of the aggregate value of all Awards granted to such Participant for any Performance Period for which Awards are outstanding as of the Change in Control and which is uncompleted as of the Qualifying Termination , calculated as to each such Award based on actual performance through the most recently completed fiscal quarter ending on or prior to the date of the Change in Control and for any portion of the Performance Period that was to occur after the most recently completed fiscal ending on or prior to the date of the Change in Control, assuming the achievement, at the target level, of the Performance Factors established with respect to such Award, all as determined by the Committee, and such Performance Periods and the Plan shall thereafter immediately terminate with respect to such Participants and the Company. For purposes of this Section a "Qualifying Termination" shall mean (i) the Participant's involuntary termination of employment by the Company without Cause (as such term is defined in the Company's 2010 Equity Incentive Plan); provided, however, that a Participant shall not experience an involuntary termination of employment if the Participant receives an offer of employment from a successor company at the same or greater level of base salary and otherwise on substantially comparable terms and conditions and within 50 miles of the Participant's primary office (unless such new location is closer to such Participant's primary residence) prior to the Change of Control or (ii) the Participant's voluntary termination of employment within 30 days following (w) reduction of 10% or more in the Participant's annual base compensation, other than a reduction which is proportionate to a Company-wide reduction in similarly situated employee's pay, (x) any material diminution of the Participant's positions, duties, or responsibilities; (y) any permanent reassignment of the Participant to a location greater than 50 miles from the location of the Participant's primary office, unless such new location is closer to such Participant's primary residence; or (z) the material breach by the Company of its obligations under this Agreement.

(h) *Termination of Employment*.

(i) Unless otherwise provided by the Committee, if a Participant's employment is terminated as result of death, retirement at normal retirement age, early retirement with Company consent, or Disability prior to the end of the Performance Period, the Participant's Awards shall be cancelled, and in respect of such cancelled Award such Participant shall receive a pro rata portion of his or her Award that he or she would have received with respect to the applicable Performance Period based on actual performance for the Performance Period, which shall be payable at such time that Awards are payable to other Participants.

(ii) Except as provided in Section 7(h)(i) in connection with specified terminations of employment, if a Participant's employment terminates for any reason, other than death or Disability, prior to the end of a Performance Period, no Award shall be payable to such Participant with respect to such Performance Period.

(i) *Unfunded Status of Awards.* The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company.

(j) *Governing Law.* The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

(k) *Beneficiary.* A Participant may file with the Company a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant and an Award is payable to the Participant's beneficiary, the executor or administrator of the Participant's estate shall be deemed to be the grantee's beneficiary.

(l) *Successor to the Company.* Unless otherwise agreed by the Company in an applicable agreement, any successor to the Company shall be required to (i) expressly assume the Company's obligations under the Plan in connection with a Change in Control, and (ii) honor the Company's obligations under the Plan and any Award granted thereunder, without adverse alteration to the rights of any Participant, with respect to the Performance Period during which such Change in Control occurs.

(m) *Interpretation.* The Plan is designed sand intended to comply, to the extent applicable, with Code Sections 162(m) and 409A, and all provisions hereof shall be construed in a manner to so comply.

Appendix B

2013 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2013 or**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to**

Commission file number: 001-32253

ENERSYS

(Exact name of registrant as specified in its charter)

Delaware	**23-3058564**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

2366 Bernville Road
Reading, Pennsylvania 19605
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: 610-208-1991

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $0.01 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ YES ☐ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ YES ☒ NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ YES ☒ NO

State the aggregate market value of the voting and non-voting common equity held by non-affiliates at September 30, 2012: $1,696,495,217 (1) (based upon its closing transaction price on the New York Stock Exchange on September 28, 2012).

(1) For this purpose only, "non-affiliates" excludes directors and executive officers.

Common stock outstanding at May 24, 2013: 48,121,845 Shares of Common Stock

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on August 1, 2013 are incorporated by reference in Part III of this Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a safe harbor for forward-looking statements made by or on behalf of EnerSys. EnerSys and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and its reports to stockholders. Generally, the inclusion of the words "anticipates," "believe," "expect," "future," "intend," "estimate," "anticipate," "will," "plans," or the negative of such terms and similar expressions identify statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections. All statements addressing operating performance, events, or developments that EnerSys expects or anticipates will occur in the future, including statements relating to sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are and will be based on management's then-current beliefs and assumptions regarding future events and operating performance and on information currently available to management, and are applicable only as of the dates of such statements.

Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Annual Report on Form 10-K and other unforeseen risks. You should not put undue reliance on any forward-looking statements. These statements speak only as of the date of this Annual Report on Form 10-K, even if subsequently made available by us on our website or otherwise, and we undertake no obligation to update or revise these statements to reflect events or circumstances occurring after the date of this Annual Report on Form 10-K.

Our actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including the following factors:

- general cyclical patterns of the industries in which our customers operate;
- the extent to which we cannot control our fixed and variable costs;
- the raw materials in our products may experience significant fluctuations in market price and availability;
- certain raw materials constitute hazardous materials that may give rise to costly environmental and safety claims;
- legislation regarding the restriction of the use of certain hazardous substances in our products;
- risks involved in our operations such as disruption of markets, changes in import and export laws, environmental regulations, currency restrictions and currency exchange rate fluctuations;
- our ability to raise our selling prices to our customers when our product costs increase;
- the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize our capacity;
- general economic conditions in the markets in which we operate;
- competitiveness of the battery markets throughout the world;
- our timely development of competitive new products and product enhancements in a changing environment and the acceptance of such products and product enhancements by customers;
- our ability to adequately protect our proprietary intellectual property, technology and brand names;

- litigation and regulatory proceedings to which we might be subject;
- changes in our market share in the geographic business segments where we operate;
- our ability to implement our cost reduction initiatives successfully and improve our profitability;
- quality problems associated with our products;
- our ability to implement business strategies, including our acquisition strategy, manufacturing expansion and restructuring plans;
- our acquisition strategy may not be successful in locating advantageous targets;
- our ability to successfully integrate any assets, liabilities, customers, systems and management personnel we acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames;
- our debt and debt service requirements which may restrict our operational and financial flexibility, as well as imposing unfavorable interest and financing costs;
- our ability to maintain our existing credit facilities or obtain satisfactory new credit facilities;
- adverse changes in our short- and long-term debt levels under our credit facilities;
- our exposure to fluctuations in interest rates on our variable-rate debt;
- our ability to attract and retain qualified personnel;
- our ability to maintain good relations with labor unions;
- credit risk associated with our customers, including risk of insolvency and bankruptcy;
- our ability to successfully recover in the event of a disaster affecting our infrastructure;
- terrorist acts or acts of war, could cause damage or disruption to our operations, our suppliers, channels to market or customers, or could cause costs to increase, or create political or economic instability; and
- the operation, capacity and security of our information systems and infrastructure.

This list of factors that may affect future performance is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

EnerSys
Annual Report on Form 10-K
For the Fiscal Year Ended March 31, 2013

Index

PART I

ITEM 1. *BUSINESS*

Overview

EnerSys (the "Company," "we," or "us") is the world's largest manufacturer, marketer and distributor of industrial batteries. We also manufacture, market and distribute related products such as chargers, power equipment and battery accessories, and we provide related after-market and customer-support services for industrial batteries. We market and sell our products globally to over 10,000 customers in more than 100 countries through a network of distributors, independent representatives and our internal sales force.

We operate and manage our business in three geographic regions of the world—Americas, EMEA and Asia, as described below. Our business is highly decentralized with manufacturing locations throughout the world. More than half of our manufacturing capacity is located outside of the United States, and approximately 60% of our net sales were generated outside of the United States. The Company has three reportable segments based on geographic regions, defined as follows:

- **Americas**, which includes North and South America, with our segment headquarters in Reading, Pennsylvania, USA,
- **EMEA**, which includes Europe, the Middle East and Africa, with our segment headquarters in Zurich, Switzerland, and
- **Asia**, which includes Asia, Australia and Oceania, with our segment headquarters in Singapore.

We have two primary industrial battery product lines: reserve power products and motive power products. Net sales classifications by product line are as follows:

- **Reserve power products** are used for backup power for the continuous operation of critical applications in telecommunications systems, uninterruptible power systems, or "UPS" applications for computer and computer-controlled systems, and other specialty power applications, including security systems, premium starting, lighting and ignition applications, in switchgear, electrical control systems used in electric utilities, large scale energy storage, energy pipelines, in commercial aircraft, satellites, military aircraft, submarines, ships and tactical vehicles.
- **Motive power products** are used to provide power for manufacturing, warehousing and other material handling equipment, primarily electric industrial forklift trucks, mining equipment, diesel locomotive starting and other rail equipment.

Additionally, see Note 22 to the Consolidated Financial Statements for information on segment reporting.

Fiscal Year Reporting

In this Annual Report on Form 10-K, when we refer to our fiscal years, we state "fiscal" and the year, as in "fiscal 2013", which refers to our fiscal year ended March 31, 2013. The Company reports interim financial information for 13-week periods, except for the first quarter, which always begins on April 1, and the fourth quarter, which always ends on March 31. The four quarters in fiscal 2013 ended on July 1, 2012, September 30, 2012, December 30, 2012, and March 31, 2013, respectively. The four quarters in fiscal 2012 ended on July 3, 2011, October 2, 2011, January 1, 2012, and March 31, 2012, respectively.

History

EnerSys and its predecessor companies have been manufacturers of industrial batteries for over 100 years. Morgan Stanley Capital Partners teamed with the management of Yuasa, Inc. in late 2000 to acquire from Yuasa

Corporation (Japan) its reserve power and motive power battery businesses in North and South America. We were incorporated in October 2000 for the purpose of completing the Yuasa, Inc. acquisition. On January 1, 2001, we changed our name from Yuasa, Inc. to EnerSys to reflect our focus on the energy systems nature of our businesses.

In 2004, EnerSys completed its initial public offering (the "IPO"). The Company's registration statement (SEC File No. 333-115553) for its IPO was declared effective by the Securities and Exchange Commission (the "SEC") and the Company's common stock commenced trading on the New York Stock Exchange, under the trading symbol "ENS".

Key Developments

There have been several key stages in the development of our business, which explain to a significant degree our results of operations over the past several years.

In March 2002, we acquired the reserve power and motive power business of the Energy Storage Group of Invensys plc. ("ESG"). Our successful integration of ESG provided global scale in both the reserve and motive power markets. The ESG acquisition also provided us with a further opportunity to reduce costs and improve operating efficiency that, among other initiatives, led to closing underutilized manufacturing plants, distribution facilities, sales offices and eliminating other redundant costs, including staff.

During fiscal years 2003 through 2012, we acquired twenty-two battery businesses around the globe.

While there were no acquisitions during fiscal 2013, we announced in March 2013 our plans to construct a new battery manufacturing facility in Gaoyou City, Jiangsu Province, People's Republic of China for the production of industrial batteries for Chinese and international markets. The new facility is scheduled to be completed by 2015 and will provide capacity to meet increasing customer demand in these markets.

Liquidity and Capital Resources

We believe that our financial position is strong and we have substantial liquidity with $249 million of available cash and cash equivalents and undrawn committed and uncommitted credit lines of approximately $469 million at March 31, 2013 to cover short-term liquidity requirements. Our $350 million 2011 senior secured revolving credit facility ("2011 Credit Facility"), which we entered into in March 2011, is committed through March 2016 as long as we continue to comply with its covenants and conditions. The facility includes an early termination provision under which the Company is required to meet a liquidity test in February 2015 related to its capacity to meet certain potential funding obligations of the $172.5 million senior unsecured 3.375% convertible notes ("Convertible Notes") in June 2015 at a conversion price of $40.60. It is our current intent to settle the principal amount of any such conversion in cash, and any additional optional conversions in cash, shares of EnerSys common stock or a combination of cash and shares.

Other than the 2011 Credit Facility, on which we have no outstanding balance as of March 31, 2013, and the Convertible Notes, we have no other significant amount of long-term debt maturing in the near future.

A substantial majority of the Company's cash and investments are held by foreign subsidiaries and are considered to be indefinitely reinvested and expected to be utilized to fund local operating activities, capital expenditure requirements and acquisitions. The Company believes that it has sufficient sources of domestic and foreign liquidity.

(See *Liquidity and Capital Resources* in Item 7 *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS* and Note 8 in *Notes to Consolidated Financial Statements* in Item 8).

Our Customers

We serve over 10,000 customers in over 100 countries, on a direct basis or through our distributors. We are not overly dependent on any particular end market. Our customer base is highly diverse and no single customer accounts for more than 5% of our revenues.

Our reserve power customers consist of regional customers as well as global customers. These customers are in diverse markets including telecom, UPS, electric utilities, security systems, emergency lighting, premium starting, lighting and ignition applications and space satellites. In addition, we sell our aerospace and defense products in numerous countries, including the governments of the U.S., Germany and the U.K. and to major defense and aviation original equipment manufacturers ("OEMs").

Our motive power products are sold to a large, diversified customer base. These customers include material handling equipment dealers, OEMs and end users of such equipment. End users include manufacturers, distributors, warehouse operators, retailers, airports, mine operators and railroads.

Distribution and Services

We distribute, sell and service reserve and motive power products throughout the world, principally through company-owned sales and service facilities, as well as through independent manufacturers' representatives. This company-owned network allows us to offer high-quality service, including preventative maintenance programs and customer support. Our warehouses and service locations enable us to respond quickly to customers in the markets we serve. We believe that the extensive industry experience of our sales organization results in strong long-term customer relationships.

Manufacturing and Raw Materials

We manufacture and assemble our products at manufacturing facilities located in the Americas, EMEA and Asia. With a view toward projected demand, we strive to optimize and balance capacity at our battery manufacturing facilities globally, while simultaneously minimizing our product cost. By taking a global view of our manufacturing requirements and capacity, we are better able to anticipate potential capacity bottlenecks and equipment and capital funding needs.

The primary raw materials used to manufacture our products include lead, plastics, steel and copper. We purchase lead from a number of leading suppliers throughout the world. Because lead is traded on the world's commodity markets and its price fluctuates daily, we periodically enter into hedging arrangements for a portion of our projected requirements to reduce the volatility of our costs.

Competition

The industrial battery market is highly competitive both among competitors who manufacture and sell industrial batteries and among customers who purchase industrial batteries. Our competitors range from development stage companies to large domestic and international corporations. Certain of our competitors produce energy storage products utilizing technologies that we do not possess at this time. We compete primarily on the basis of reputation, product quality, reliability of service, delivery and price. We believe that our products and services are competitively priced.

EMEA

We believe that we have the largest market share in the European industrial battery market. Our primary competitors are Exide Technologies, Hoppecke, FIAMM, NorthStar Battery, SAFT as well as Chinese producers in the reserve products market; and Exide Technologies, Hoppecke and Midac in the motive products market.

Americas

We believe that we have the largest market share in the Americas industrial battery market. We compete principally with Exide Technologies, East Penn Manufacturing and Newpower in the reserve and motive products markets; and C&D Technologies Inc., NorthStar Battery, SAFT and EaglePicher (OM Group) in the reserve products market.

Asia

We have a small share of the fragmented Asian industrial battery market. We compete principally with GS-Yuasa, Shin-Kobe and Zibo Torch in the motive products market and Coslight, Amara Raja, Narada, Leoch, Exide Industries and China Shoto in the reserve products market.

Warranties

Warranties for our products vary geographically and by product type and are competitive with other suppliers of these types of products. Generally, our reserve power product warranties range from one to twenty years and our motive power product warranties range from one to seven years. The length of our warranties is varied to reflect regional characteristics and competitive influences. In some cases, our warranty period may include a pro rata period, which is typically based around the design life of the product and the application served. Our warranties generally cover defects in workmanship and materials and are limited to specific usage parameters.

Intellectual Property

We have numerous patents and patent licenses in the United States and other jurisdictions but do not consider any one patent to be material to our business. From time to time, we apply for patents on new inventions and designs, but we believe that the growth of our business will depend primarily upon the quality of our products and our relationships with our customers, rather than the extent of our patent protection.

Although other manufacturers may possess certain thin plate pure lead ("TPPL") technology, we believe we are the only manufacturer of products using this technology in the reserve and motive power markets. Some aspects of this technology may be patented in the future. In any event, we believe that a significant capital investment would be required by any party desiring to produce products using TPPL technology for our markets.

We own or possess exclusive and non-exclusive licenses and other rights to use a number of trademarks in various jurisdictions. We have obtained registrations for many of these trademarks in the United States and other jurisdictions. Our various trademark registrations currently have durations of approximately 10 to 20 years, varying by mark and jurisdiction of registration and may be renewable. We endeavor to keep all of our material registrations current. We believe that many such rights and licenses are important to our business by helping to develop strong brand-name recognition in the marketplace. Some of the significant (registered and unregistered) trademarks that we use include: *ArmaSafePlus, Cyclon, DataSafe, Deserthog, Douglas Battery, Douglas Legacy, EAS, Energia, EnerSystem, Energy Leader, FIAMM Motive Power, General Battery, Genesis, Hawker, Huada, HUP, Ironclad, LifeGuard, LifePlus, Life Speed, LifeTech, Loadhog, Odyssey, Oerlikon Battery, Oldham, Perfect Plus, PowerGuard, PowerSafe, ProSeries, Redion, Smarthog, Superhog, Supersafe, TeleData, Waterless, Wi-IQ, Workhog and XFC.*

Today, our reserve power batteries are marketed and sold principally under the *ABSL, ABSL Power, ABSL Space, ArmaSafePlus, Cyclon, DataSafe, Genesis, Hawker, Huada, Odyssey, Oerlikon Battery, PowerSafe* and *SuperSafe* brands. Our motive power batteries are marketed and sold principally under the *Douglas Battery, Express, Fiamm Motive Power, General Battery, Hawker, Huada* and *Ironclad* brands. We also manufacture and sell related "DC" (Direct Current) power products including chargers, electronic power equipment and a wide variety of battery accessories. Our battery products span a broad range of sizes, configurations and electrical capacities, enabling us to meet a wide variety of customer applications.

Seasonality

Our business generally does not experience significant quarterly fluctuations in net sales as a result of weather or other trends that can be directly linked to seasonality patterns.

Product and Process Development

Our product and process development efforts are focused on the creation and optimization of new battery products using existing technologies, which, in certain cases, differentiate our stored energy solutions from that of our competition. We allocate our resources to the following key areas:

- the design and development of new products;
- optimizing and expanding our existing product offering;
- waste and scrap reduction;
- production efficiency and utilization;
- capacity expansion without additional facilities; and
- quality attribute maximization.

Employees

At March 31, 2013, we had approximately 9,000 employees. Of these employees, approximately 35% were covered by collective bargaining agreements. The average term of these agreements is two years, with the longest term being four years. Approximately 33% of these agreements expire over the next twelve months.

We consider our employee relations to be good. We have not experienced any significant labor unrest or disruption of production during fiscal 2013.

Environmental Matters

In the manufacture of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid. As a result, we are subject to extensive and evolving environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. In addition, we are required to comply with the regulation issued from the European Economic Union called Registration, Evaluation, Authorization and Restriction of Chemicals or "REACH," that came into force on June 1, 2007. Under the regulation, companies which manufacture or import more than one ton of a covered chemical substance per year are required to register it in a central database administered by the European Chemicals Agency. REACH requires a registration over a period of 11 years. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws and regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time, we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, can bring personal injury or other claims against us due to the presence of, or their exposure to, hazardous substances used, stored, transported or disposed of by us or contained in our products.

Sumter, South Carolina

We currently are responsible for certain environmental obligations at our former battery facility in Sumter, South Carolina that predate our ownership of this facility. This battery facility was closed in 2001 and is separate from our current metal fabrication facility in Sumter. We have a reserve for this facility that totaled $2.9 million as of March 31, 2013. Based on current information, we believe this reserve is adequate to satisfy our environmental liabilities at this facility.

Environmental and safety certifications

Thirteen of our facilities in the Americas, EMEA and Asia are certified to ISO 14001 standards. ISO 14001 is a globally recognized, voluntary program that focuses on the implementation, maintenance and continual improvement of an environmental management system and the improvement of environmental performance. Two facilities in Europe and one in Africa are certified to OHSAS 18001 standards. OHSAS 18001 is a globally recognized occupational health and safety management systems standard.

Quality Systems

We utilize a global strategy for quality management systems, policies and procedures, the basis of which is the ISO 9001:2008 standard, which is a worldwide recognized quality standard. We believe in the principles of this standard and reinforce this by requiring mandatory compliance for all manufacturing, sales and service locations globally that are registered to the ISO 9001 standard. This strategy enables us to provide consistent quality products and services to meet our customers' needs.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public on the Internet at the SEC's website at *http://www.sec.gov*. You may also read and copy any document we file with the SEC at the SEC's public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our Internet address is *http://www.enersys.com*. We make available free of charge on *http://www.enersys.com* our annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. ***RISK FACTORS***

The following risks and uncertainties, as well as others described in this Annual Report on Form 10-K, could materially and adversely affect our business, our results of operations and financial conditions and could cause actual results to differ materially from our expectations and projections. Stockholders are cautioned that these and other factors, including those beyond our control, may affect future performance and cause actual results to differ from those which may, from time to time, be anticipated. There may be additional risks that are not presently material or known. See "Cautionary Note Regarding Forward-Looking Statements." All forward-looking statements made by us or on our behalf are qualified by the risks described below.

We operate in an extremely competitive industry and are subject to pricing pressures.

We compete with a number of major international manufacturers and distributors, as well as a large number of smaller, regional competitors. Due to excess capacity in some sectors of our industry and consolidation among industrial battery purchasers, we have been subjected to significant pricing pressures. We anticipate continued competitive pricing pressure as foreign producers are able to employ labor at significantly lower costs than producers in the U.S. and Western Europe, expand their export capacity and increase their marketing presence in our major Americas and European markets. Several of our competitors have strong technical, marketing, sales, manufacturing, distribution and other resources, as well as significant name recognition, established positions in the market and long-standing relationships with OEMs and other customers. In addition, certain of our competitors own lead smelting facilities which, during periods of lead cost increases or price volatility, may provide a competitive pricing advantage and reduce their exposure to volatile raw material costs. Our ability to maintain and improve our operating margins has depended, and continues to depend, on our ability to control and reduce our costs. We cannot assure you that we will be able to continue to reduce our operating expenses, to raise or maintain our prices or increase our unit volume, in order to maintain or improve our operating results.

The uncertainty in global economic conditions could negatively affect the Company's operating results.

Our operating results are directly affected by the general global economic conditions of the industries in which our major customer groups operate. Our business segments are highly dependent on the economic and market conditions in each of the geographic areas in which we operate. Our products are heavily dependent on the end markets that we serve and our operating results will vary by geographic segment, depending on the economic environment in these markets. Sales of our motive power products, for example, depend significantly on demand for new electric industrial forklift trucks, which in turn depends on end-user demand for additional motive capacity in their distribution and manufacturing facilities. The uncertainty in global economic conditions varies by geographic segment, and can result in substantial volatility in global credit markets, particularly in the United States, where we service the vast majority of our debt. These conditions affect our business by reducing prices that our customers may be able or willing to pay for our products or by reducing the demand for our products, which could in turn negatively impact our sales and earnings generation and result in a material adverse effect on our business, cash flow, results of operations and financial position.

Risk of forced conversion of Convertible Notes which could adversely affect the Company's liquidity.

Under the terms of our Convertible Notes, a holder of Convertible Notes may require the Company to repurchase some or all of the holder's Convertible Notes for cash upon the occurrence of a fundamental change as defined in the indenture and on each of June 1, 2015, 2018, 2023, 2028 and 2033 at a price equal to 100% of the accreted principal amount of the Convertible Notes being repurchased, plus accrued and unpaid interest, if any, in each case. As of March 31, 2013, the Company has $172.5 million of Convertible Notes outstanding.

It is the Company's current intent to settle the principal amount of any such conversions in cash, and any additional optional conversions in cash, shares of EnerSys common stock or a combination of cash and shares. To the extent that then existing domestic cash balances and cash flow from operations, together with borrowing capacity under then existing credit facilities, are insufficient to satisfy any such settlement or optional put or conversion, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results; and those factors may affect our efforts to arrange additional financing on terms that are acceptable to us. The Convertible Notes will mature on June 1, 2038, unless earlier converted, redeemed or repurchased by the Company.

Reliance on third party relationships and derivative agreements could adversely affect the Company's business.

We depend on third parties, including suppliers, distributors, lead toll operators, freight forwarders, insurance brokers, commodity brokers, major financial institutions and other third party service providers, for key aspects of our business including the provision of derivative contracts to manage risks of: (a) lead cost volatility, (b) foreign currency exposures and (c) interest rate volatility. Failure of these third parties to meet their contractual, regulatory and other obligations to the Company or the development of factors that materially disrupt our relationships with these third parties could expose us to the risks of business disruption, higher lead costs, unfavorable foreign currency rates and higher expenses, which could have a material adverse effect on our business.

Our raw materials costs are volatile and expose us to significant movements in our product costs.

Lead is our most significant raw material and is used along with significant amounts of plastics, steel, copper and other materials in our manufacturing processes. We estimate that raw material costs account for over half of our cost of goods sold. The costs of these raw materials, particularly lead, are volatile and beyond our control. Volatile raw material costs can significantly affect our operating results and make period-to-period comparisons extremely difficult. We cannot assure you that we will be able to hedge the costs of our raw material requirements at a reasonable level or, even with respect to our agreements that adjust pricing to a market-based index for lead, pass on to our customers the increased costs of our raw materials.

Our operations expose us to litigation, tax, environmental and other legal compliance risks.

We are subject to a variety of litigation, tax, environmental, health and safety and other legal compliance risks. These risks include, among other things, possible liability relating to product liability matters, personal injuries, intellectual property rights, contract-related claims, government contracts, taxes, health and safety liabilities, environmental matters and compliance with U.S. and foreign laws, competition laws and laws governing improper business practices. We or one of our business units could be charged with wrongdoing as a result of such matters. If convicted or found liable, we could be subject to significant fines, penalties, repayments or other damages (in certain cases, treble damages). As a global business, we are subject to complex laws and regulations in the U.S. and other countries in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights.

In the area of taxes, changes in tax laws and regulations, as well as changes in related interpretations and other tax guidance could materially impact our tax receivables and liabilities and our deferred tax assets and tax liabilities. Additionally, in the ordinary course of business, we are subject to examinations by various authorities, including tax authorities. In addition to ongoing investigations, there could be additional investigations launched in the future by governmental authorities in various jurisdictions and existing investigations could be expanded. The global and diverse nature of our operations means that these risks will continue to exist and additional legal proceedings and contingencies will arise from time to time. Our results may be affected by the outcome of legal proceedings and other contingencies that cannot be predicted with certainty.

In the manufacture of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid. As a result, we are subject to extensive and changing environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; remediation of polluted ground or water; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws or regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our products.

Certain environmental laws assess liability on owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at their current or former properties or at properties at which they have disposed of hazardous substances. These laws may also assess costs to repair damage to natural resources. We may be responsible for remediating damage to our properties that was caused by former owners. Soil and groundwater contamination has occurred at some of our current and former properties and may occur or be discovered at other properties in the future. We are currently investigating and monitoring soil and groundwater contamination at several of our properties, in most cases as required by regulatory permitting processes. We may be required to conduct these operations at other properties in the future. In addition, we have been and in the future may be liable to contribute to the cleanup of locations owned or operated by other persons to which we or our predecessor companies have sent wastes for disposal, pursuant to federal and other environmental laws. Under these laws, the owner or operator of contaminated properties and companies that generated, disposed of or arranged for the disposal of wastes sent to a contaminated disposal facility can be held jointly and severally liable for the investigation and cleanup of such properties, regardless of fault.

Changes in environmental and climate laws or regulations, including laws relating to greenhouse gas emissions, could lead to new or additional investment in production designs and could increase environmental compliance expenditures. Changes in climate change concerns, or in the regulation of such concerns, including greenhouse gas emissions, could subject us to additional costs and restrictions, including increased energy and raw materials costs. Additionally, we cannot assure you that we have been or at all times will be in compliance with environmental laws and regulations or that we will not be required to expend significant funds to comply with, or discharge liabilities arising under, environmental laws, regulations and permits, or that we will not be exposed to material environmental, health or safety litigation.

Also, the U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-bribery laws in non-U.S. jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The FCPA applies to companies, individual directors, officers, employees and agents. Under the FCPA, U.S. companies may be held liable for actions taken by strategic or local partners or representatives. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments. Certain of our customer relationships outside of the U.S. are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. Despite meaningful measures that we undertake to facilitate lawful conduct, which include training and internal control policies, these measures may not always prevent reckless or criminal acts by our employees or agents. As a result, we could be subject to criminal and civil penalties, disgorgement, further changes or enhancements to our procedures, policies and controls, personnel changes or other remedial actions. Violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and result in a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

There is also a regulation to improve the transparency and accountability concerning the supply of minerals coming from the conflict zones in and around the Democratic Republic of Congo. New U.S. legislation includes disclosure requirements regarding the use of conflict minerals mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer's efforts to prevent the sourcing of such conflict minerals. The implementation of these requirements could affect the sourcing and availability of minerals used in the manufacture of our products. As a result, there may only be a limited pool of suppliers who provide conflict-free metals, and we cannot assure you that we will be able to obtain products in sufficient quantities or at competitive prices. Future regulations may become more stringent or costly and our compliance costs and potential liabilities could increase, which may harm our business.

We are exposed to exchange rate risks, and our net earnings and financial condition may suffer due to currency translations.

We invoice our foreign sales and service transactions in local and foreign currencies and translate net sales using actual exchange rates during the period. We translate our non-U.S. assets and liabilities into U.S. dollars using current exchange rates as of the balance sheet dates. Because a significant portion of our revenues and expenses are denominated in foreign currencies, changes in exchange rates between the U.S. dollar and foreign currencies, primarily the euro, British pound, Polish zloty, Chinese renminbi, Mexican peso and Swiss franc may adversely affect our revenue, cost of goods sold and operating margins. For example, foreign currency depreciation against the U.S. dollar will reduce the value of our foreign revenues and operating earnings as well as reduce our net investment in foreign subsidiaries. Approximately 60% of net sales were generated outside of the United States for the last three fiscal years.

Most of the risk of fluctuating foreign currencies is in our EMEA segment, which comprised just under 50% of our net sales during the last two fiscal years. The euro is the dominant currency in our EMEA operations. In the event that one or more European countries were to replace the euro with another currency, our sales into such countries, or into Europe generally, would likely be adversely affected until stable exchange rates are established.

The translation impact from currency fluctuations on net sales and operating earnings in Americas and Asia segments are not significant, as a substantial majority of these net sales and operating earnings are in U.S. dollars or foreign currencies that have been closely correlated to the U.S. dollar.

If foreign currencies depreciate against the U.S. dollar, it would make it more expensive for our non-U.S. subsidiaries to purchase certain of our raw material commodities that are priced globally in U.S. dollars, while the related revenue will decrease when translated to U.S. dollars. Significant movements in foreign exchange rates can have a material impact on our results of operations and financial condition. We periodically engage in hedging of our foreign currency exposures, but cannot assure you that we can successfully hedge all of our foreign currency exposures or do so at a reasonable cost.

We quantify and monitor our global foreign currency exposures. Our largest foreign currency exposure is from the purchase and conversion of U.S. dollar based lead costs into local currencies in Europe. Additionally, we have currency exposures from intercompany financing and trade transactions. On a selective basis, we enter into foreign currency forward contracts and option contracts to reduce the impact from the volatility of currency movements; however, we cannot be certain that foreign currency fluctuations will not impact our operations in the future.

Our international operations may be adversely affected by actions taken by foreign governments or other forces or events over which we may have no control.

We currently have significant manufacturing and/or distribution facilities outside of the United States, in Argentina, Australia, Belgium, Brazil, Bulgaria, Canada, the Czech Republic, France, Germany, India, Italy, Mexico, People's Republic of China, Poland, South Africa, Spain, Switzerland, Tunisia and the United Kingdom. We may face political instability, economic uncertainty, and/or difficult labor relations in our foreign operations. We also may face barriers in the form of long-standing relationships between potential customers and their existing suppliers, national policies favoring domestic manufacturers and protective regulations including exchange controls, restrictions on foreign investment or the repatriation of profits or invested capital, changes in export or import restrictions and changes in the tax system or rate of taxation in countries where we do business. We cannot assure you that we will be able to successfully develop and expand our international operations and sales or that we will be able to overcome the significant obstacles and risks of our international operations.

Our failure to introduce new products and product enhancements and broad market acceptance of new technologies introduced by our competitors could adversely affect our business.

Many new energy storage technologies have been introduced over the past several years. For certain important and growing markets, such as aerospace and defense, lithium-based battery technologies have a large and growing market share. Our ability to achieve significant and sustained penetration of key developing markets, including aerospace and defense, will depend upon our success in developing or acquiring these and other technologies, either independently, through joint ventures or through acquisitions. If we fail to develop or acquire, and manufacture and sell, products that satisfy our customers' demands, or we fail to respond effectively to new product announcements by our competitors by quickly introducing competitive products, then market acceptance of our products could be reduced and our business could be adversely affected. We cannot assure you that our lead-acid products will remain competitive with products based on new technologies.

We may not be able to adequately protect our proprietary intellectual property and technology.

We rely on a combination of copyright, trademark, patent and trade secret laws, non-disclosure agreements and other confidentiality procedures and contractual provisions to establish, protect and maintain our proprietary intellectual property and technology and other confidential information. Certain of these technologies, especially TPPL technology, are important to our business and are not protected by patents. Despite our efforts to protect our proprietary intellectual property and technology and other confidential information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property and proprietary technologies.

Relocation of our customers' operations could adversely affect our business.

The trend by a number of our North American and Western European customers to move manufacturing operations and expand their businesses in faster growing and low labor-cost markets may have an adverse impact on our business. As our customers in traditional manufacturing-based industries seek to move their manufacturing operations to these locations, there is a risk that these customers will source their energy storage products from competitors located in those territories and will cease or reduce the purchase of products from our manufacturing plants. We cannot assure you that we will be able to compete effectively with manufacturing operations of energy storage products in those territories, whether by establishing or expanding our manufacturing operations in those lower-cost territories or acquiring existing manufacturers.

We may fail to implement our cost reduction initiatives successfully and improve our profitability.

We must continue to implement cost reduction initiatives to achieve additional cost savings in future periods. We cannot assure you that we will be able to achieve all of the cost savings that we expect to realize from current or future initiatives. In particular, we may be unable to implement one or more of our initiatives successfully or we may experience unexpected cost increases that offset the savings that we achieve. Given the continued competitive pricing pressures experienced in our industry, our failure to realize cost savings would adversely affect our results of operations.

Quality problems with our products could harm our reputation and erode our competitive position.

The success of our business will depend upon the quality of our products and our relationships with customers. In the event that our products fail to meet our customers' standards, our reputation could be harmed, which would adversely affect our marketing and sales efforts. We cannot assure you that our customers will not experience quality problems with our products.

We offer our products under a variety of brand names, the protection of which is important to our reputation for quality in the consumer marketplace.

We rely upon a combination of trademark, licensing and contractual covenants to establish and protect the brand names of our products. We have registered many of our trademarks in the U.S. Patent and Trademark Office and in other countries. In many market segments, our reputation is closely related to our brand names. Monitoring unauthorized use of our brand names is difficult, and we cannot be certain that the steps we have taken will prevent their unauthorized use, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S. We cannot assure you that our brand names will not be misappropriated or utilized without our consent or that such actions will not have a material adverse effect on our reputation and on our results of operations.

We may fail to implement our plans to make acquisitions or successfully integrate them into our operations.

As part of our business strategy, we have grown, and plan to continue growing, by acquiring other product lines, technologies or facilities that complement or expand our existing business. There is significant competition for acquisition targets in the industrial battery industry. We may not be able to identify suitable acquisition candidates or negotiate attractive terms. In addition, we may have difficulty obtaining the financing necessary to complete transactions we pursue. In that regard, our credit facilities restrict the amount of additional indebtedness that we may incur to finance acquisitions and place other restrictions on our ability to make acquisitions. Exceeding any of these restrictions would require the consent of our lenders. We may be unable to successfully integrate any assets, liabilities, customers, systems and management personnel we acquire into our operations and we may not be able to realize related revenue synergies and cost savings within expected time frames. Our failure to execute our acquisition strategy could have a material adverse effect on our business. We cannot assure you that our acquisition strategy will be successful or that we will be able to successfully integrate acquisitions we do make.

Any acquisitions that we complete may dilute stockholder ownership interests in EnerSys, may have adverse effects on our financial condition and results of operations and may cause unanticipated liabilities.

Future acquisitions may involve the issuance of our equity securities as payment, in part or in full, for the businesses or assets acquired. Any future issuances of equity securities would dilute stockholder ownership interests. In addition, future acquisitions might not increase, and may even decrease our earnings or earnings per share and the benefits derived by us from an acquisition might not outweigh or might not exceed the dilutive effect of the acquisition. We also may incur additional debt or suffer adverse tax and accounting consequences in connection with any future acquisitions.

The failure or security breach of critical computer systems could seriously affect our sales and operations.

We operate a number of critical computer systems throughout our business that can fail for a variety of reasons. If such a failure were to occur, we may not be able to sufficiently recover from the failure in time to avoid the loss of data or any adverse impact on certain of our operations that are dependent on such systems. This could result in lost sales and the inefficient operation of our facilities for the duration of such a failure.

We operate a number of critical computer systems throughout our business for the exchange of information both within the company and in communicating with third parties. Despite our efforts to protect the integrity of our systems and network as well as sensitive, confidential or personal data or information, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, theft, misplaced or lost data, programming and/or human errors that could potentially lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness, and results of operations.

Our ability to maintain adequate credit facilities.

Our ability to continue our ongoing business operations and fund future growth depends on our ability to maintain adequate credit facilities and to comply with the financial and other covenants in such credit facilities or to secure alternative sources of financing. However, such credit facilities or alternate financing may not be available or, if available, may not be on terms favorable to us.

Our indebtedness could adversely affect our financial condition and results of operations.

As of March 31, 2013, we had $178.5 million of total consolidated debt (including capital lease obligations and net of the discount on the Convertible Notes). This level of debt could:

- increase our vulnerability to adverse general economic and industry conditions, including interest rate fluctuations, because a portion of our borrowings bear, and will continue to bear, interest at floating rates;

- require us to dedicate a substantial portion of our cash flow from operations to debt service payments, which would reduce the availability of our cash to fund working capital, capital expenditures or other general corporate purposes, including acquisitions;
- limit our flexibility in planning for, or reacting to, changes in our business and industry;
- restrict our ability to introduce new products or new technologies or exploit business opportunities;
- place us at a disadvantage compared with competitors that have proportionately less debt;
- limit our ability to borrow additional funds in the future, if we need them, due to financial and restrictive covenants in our debt agreements;
- have a material adverse effect on us if we fail to comply with the financial and restrictive covenants in our debt agreements; and
- dilute share ownership percentage if the Company's share price, at the time of conversion, is higher than the Convertible Notes' conversion price of $40.60 per share and the Company does not settle the Convertible Notes, including any optional conversions, solely in cash.

There can be no assurance that we will continue to declare cash dividends at all or in any particular amounts.

On May 28, 2013, we announced the declaration of our first quarterly cash dividend of $0.125 per share of common stock to be paid on June 28, 2013 to stockholders of record as of June 14, 2013. Future payment of a regular quarterly cash dividend on our common shares will be subject to, among other things, our results of operations, cash balances and future cash requirements, financial condition, statutory requirements of Delaware law, compliance with the terms of existing and future indebtedness and credit facilities, and other factors that the Board of Directors may deem relevant. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends at all or in any particular amounts. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

The Company's worldwide headquarters is located in Reading, Pennsylvania. Geographic headquarters for our Americas, EMEA and Asia segments are located in Reading, Pennsylvania, Zurich, Switzerland and Singapore, respectively. The Company owns approximately 80% of its manufacturing facilities and distribution centers worldwide. The following sets forth the Company's principal owned or leased facilities by business segment:

Americas: Longmont, Colorado; Hays, Kansas; Richmond, Kentucky; Warrensburg, Missouri; Cleveland, Ohio; Horsham, Pennsylvania; Sumter, South Carolina; and Ooltewah, Tennessee in the United States; Monterrey and Tijuana in Mexico; Buenos Aires, Argentina and Sao Paulo in Brazil.

EMEA: Targovishte, Bulgaria; Hostimice, Czech Republic; Arras, France; Hagen and Zwickau in Germany; Bielsko-Biala, Poland; Newport, Culhman and Thurso in the United Kingdom; Port Elizabeth, South Africa; and Tunis, Tunisia.

Asia: Jiangsu, Chaoan and Chongqing in the People's Republic of China and Andhra Pradesh in India.

We consider our plants and facilities, whether owned or leased, to be in satisfactory condition and adequate to meet the needs of our current businesses and projected growth. Information as to material lease commitments is included in Note 9, "Leases," to the Consolidated Financial Statements appearing in this Annual Report on Form 10-K.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time, we are involved in litigation incidental to the conduct of our business. We do not expect that any of this litigation, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flow.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

The Company's common stock has been listed on the New York Stock Exchange under the symbol "ENS" since it began trading on July 30, 2004. Prior to that time, there had been no public market for our common stock. The following table sets forth, on a per share basis for the periods presented, the range of high, low and closing prices of the Company's common stock.

Quarter Ended	High Price	Low Price	Closing Price
March 31, 2013	$45.87	$36.57	$45.58
December 30, 2012	37.73	31.07	36.80
September 30, 2012	39.61	31.77	35.29
July 1, 2012	35.80	30.02	35.07
March 31, 2012	$36.15	$25.93	$34.65
January 1, 2012	27.25	17.50	25.97
October 2, 2011	36.48	17.35	20.02
July 3, 2011	40.32	30.95	35.21

Holders of Record

As of May 24, 2013, there were approximately 353 record holders of common stock of the Company. Because many of these shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of stockholders represented by these record holders.

Dividends

On May 28, 2013, we announced the payment of our first quarterly cash dividend of $0.125 per share of common stock to be paid on June 28, 2013 to stockholders of record as of June 14, 2013. The declaration of cash dividends on our common stock is at the discretion of the Board of Directors, and any decision to declare a dividend is based on a number of factors, including, but not limited to, earnings, prospects, financial condition, applicable covenants under our credit agreements and other contractual restrictions, Delaware law and other factors deemed relevant.

Recent Sales of Unregistered Securities

During the three fiscal years ended March 31, 2013, we did not issue any unregistered securities.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth information regarding the Company's purchases of its common stock during its fourth quarter ended March 31, 2013:

Purchases of Equity Securities

Period	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may be purchased under the plans or programs[2][3][4]
December 31, 2012-January 27, 2013	—	$ —	—	$50,508,064
January 28, 2013-February 24, 2013	1,415[1]	41.00	—	51,545,998
February 25, 2013-March 31, 2013	—	—	—	66,658,304
Total	1,415	$41.00	—	

(1) As provided in our equity incentive plans, vested options may be exercised through surrender to the Company of option shares or vested options outstanding under our equity incentive plans to satisfy the applicable aggregate exercise price (and withholding tax) required to be paid upon such exercise.

(2) On May 26, 2011, the Company's Board of Directors authorized the Company to repurchase up to the number of shares exercised through previous stock option awards and repurchase shares up to the amount necessary to offset the dilutive effect of the common stock granted under the 2010 Equity Incentive Plan. As of January 27, 2013, February 24, 2013 and March 31, 2013, this repurchase limit amounted to a total 12,278 shares, 37,361 shares, and 40,075 shares, respectively, that may be repurchased under this program. For purposes of presenting the approximate dollar value of shares that may be purchased under this program, we multiplied the remaining balance under this program by $41.38 per share, which is the average closing price of the Company's common stock during the period.

(3) On May 24, 2012, the Company's Board of Directors authorized the Company to repurchase up to $50 million of its common stock. This authorization expired on March 31, 2013 and was unutilized.

(4) The Company's Board of Directors authorized the Company to repurchase up to $65 million of its common stock. This authorization expires on March 31, 2014.

STOCK PERFORMANCE GRAPH

The following graph compares the changes in cumulative total returns on EnerSys' common stock with the changes in cumulative total returns of the New York Stock Exchange Composite Index, a broad equity market index, and the total return on a selected peer group index. The peer group selected is based on the standard industrial classification codes ("SIC Codes") established by the U.S. government. The index chosen was "Miscellaneous Electrical Equipment and Suppliers" and comprises all publicly traded companies having the same three-digit SIC Code (369) as EnerSys.

The graph was prepared assuming that $100 was invested in EnerSys' common stock, the New York Stock Exchange Composite Index and the peer group (duly updated for changes) on March 31, 2008.

Comparison Of Five Year Cumulative Total Return*
For Year Ended March 31, 2013
Among EnerSys, the NYSE Composite Index, and SIC Code 369


$250
$200
$150
$100
$50
$0
3/08
6/08
9/08
12/08
3/09
6/09
9/09
12/09
3/10
6/10
9/10
12/10
3/11
6/11
9/11
12/11
3/12
6/12
9/12
12/12
3/13
EnerSys
NYSE Composite
SIC Code 369

*$100 invested on 3/31/08 in stock or index, including reinvestment of dividends.

ITEM 6. *SELECTED FINANCIAL DATA*

	Fiscal Year Ended March 31,				
	2013	2012	2011	2010	2009
	(In thousands, except share and per share data)				
Consolidated Statements of Income:					
Net sales	$ 2,277,559	$ 2,283,369	$ 1,964,462	$ 1,579,385	$ 1,972,867
Cost of goods sold	1,708,203	1,770,664	1,514,618	1,218,481	1,559,433
Gross profit	569,356	512,705	449,844	360,904	413,434
Operating expenses	312,324	297,806	259,217	235,597	256,507
Restructuring charges	7,164	4,988	6,813	13,929	22,424
Legal proceedings (settlement income) charge	—	(900)	—	—	3,366
Bargain purchase gain	—	—	—	(2,919)	—
Gain on sale of facilities	—	—	—	—	(11,308)
Operating earnings	249,868	210,811	183,814	114,297	142,445
Interest expense	18,719	16,484	22,038	22,658	26,733
Charges related to refinancing	—	—	8,155	—	5,209
Other (income) expense, net	916	3,068	2,177	4,384	(8,597)
Earnings before income taxes	230,233	191,259	151,444	87,255	119,100
Income tax expense	65,275	47,292	38,018	24,951	37,170
Net earnings	164,958	143,967	113,426	62,304	81,930
Net losses attributable to noncontrolling interests	(1,550)	(36)	—	—	—
Net earnings attributable to EnerSys stockholders	$ 166,508	$ 144,003	$ 113,426	$ 62,304	$ 81,930
Net earnings per common share attributable to EnerSys stockholders:					
Basic	$ 3.47	$ 2.95	$ 2.30	$ 1.29	$ 1.68
Diluted	$ 3.42	$ 2.93	$ 2.27	$ 1.28	$ 1.66
Weighted-average number of common shares outstanding:					
Basic	48,022,005	48,748,205	49,376,132	48,122,207	48,824,434
Diluted	48,635,449	49,216,035	50,044,246	48,834,095	49,420,303

	Fiscal Year Ended March 31,				
	2013	2012	2011	2010	2009
	(In thousands)				
Consolidated cash flow data:					
Net cash provided by operating activities	$ 244,400	$ 204,196	$ 76,459	$ 136,602	$ 219,437
Net cash used in investing activities	(55,092)	(72,420)	(91,661)	(77,244)	(46,810)
Net cash used in financing activities	(95,962)	(79,382)	(82,677)	(24,472)	(23,196)
Other operating data:					
Capital expenditures	55,286	48,943	59,940	45,111	57,143

	As of March 31,				
	2013	2012	2011	2010	2009
	(In thousands)				
Consolidated balance sheet data:					
Cash and cash equivalents	$ 249,348	$ 160,490	$ 108,869	$ 201,042	$ 163,161
Working capital	685,403	611,372	554,164	475,768	429,769
Total assets	1,987,867	1,924,955	1,828,387	1,652,010	1,492,851
Total debt, including capital leases, excluding discount on the Convertible Notes	178,489	256,101	253,400	350,486	375,656
Total EnerSys stockholders' equity	1,169,401	1,032,195	974,331	779,897	670,151

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our results of operations and financial condition for the fiscal years ended March 31, 2013, 2012, and 2011, should be read in conjunction with our audited consolidated financial statements and the notes to those statements included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, opinions, expectations, anticipations and intentions and beliefs. Actual results and the timing of events could differ materially from those anticipated in those forward-looking statements as a result of a number of factors. See "Cautionary Note Regarding Forward-Looking Statements," "Business" and "Risk Factors," sections elsewhere in this Annual Report on Form 10-K. In the following discussion and analysis of results of operations and financial condition, certain financial measures may be considered "non-GAAP financial measures" under Securities and Exchange Commission rules. These rules require supplemental explanation and reconciliation, which is provided in this Annual Report on Form 10-K.

EnerSys' management uses the non-GAAP measures, EBITDA and Adjusted EBITDA, in its computation of compliance with loan covenants. These measures, as used by EnerSys, adjust net earnings determined in accordance with GAAP for interest, taxes, depreciation and amortization, and certain charges or credits as permitted by our credit agreements, that were recorded during the periods presented.

EnerSys' management uses the non-GAAP measures, Primary Working Capital and Primary Working Capital Percentage (see definition in "Overview" below) along with capital expenditures, in its evaluation of business segment cash flow and financial position performance.

These non-GAAP disclosures have limitations as analytical tools, should not be viewed as a substitute for cash flow or operating earnings determined in accordance with GAAP, and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. This supplemental presentation should not be construed as an inference that the Company's future results will be unaffected by similar adjustments to operating earnings determined in accordance with GAAP.

Overview

We are the global leader in stored energy solutions for industrial applications. We manufacture, market and distribute industrial batteries and related products such as chargers, power equipment and battery accessories, and we provide related after-market and customer-support services for industrial batteries. We market and sell our products globally to over 10,000 customers in more than 100 countries through a network of distributors, independent representatives and our internal sales force.

We operate and manage our business in three geographic regions of the world—Americas, EMEA and Asia, as described below. Our business is highly decentralized with manufacturing locations throughout the world. More than half of our manufacturing capacity is located outside of the United States, and approximately 60% of our net sales are generated outside of the United States. The Company has three reportable segments based on geographic regions, defined as follows:

- **Americas**, which includes North and South America, with our segment headquarters in Reading, Pennsylvania, USA,
- **EMEA**, which includes Europe, the Middle East and Africa, with our segment headquarters in Zurich, Switzerland, and
- **Asia**, which includes Asia, Australia and Oceania, with our segment headquarters in Singapore.

See Note 22 to the Consolidated Financial Statements for segment related disclosures.

We evaluate segment performance based primarily upon operating earnings, exclusive of highlighted items. Highlighted items are those that the Company deems are not indicative of ongoing operating results, including those charges that the Company incurs as a result of restructuring activities and those charges and credits that are not directly related to ongoing segment performance. All corporate and centrally incurred costs are allocated to the reportable segments based principally on net sales. We evaluate segment cash flow and financial position performance based primarily upon capital expenditures and Primary Working Capital levels (see definition of Primary Working Capital in "Liquidity and Capital Resources" below).

Our management structure, financial reporting systems, and associated internal controls and procedures, are all consistent with our three geographic segments. We report on a March 31 fiscal year-end. Our financial results are largely driven by the following factors:

- global economic conditions and general cyclical patterns of the industries in which our customers operate;
- changes in our selling prices and, in periods when our product costs increase, our ability to raise our selling prices to pass such cost increases through to our customers;
- the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize our capacity;
- the extent to which we can control our fixed and variable costs, including those for our raw materials, manufacturing, distribution and operating activities;
- changes in our level of debt and changes in the variable interest rates under our credit facilities;
- the mix of earnings in the various tax jurisdictions we operate in and their tax impact on our income tax rates; and
- the size and number of acquisitions and our ability to achieve their intended benefits.

We have two primary industrial battery product lines: reserve power products and motive power products. Net sales classifications by product line are as follows:

- **Reserve power products** are used for backup power for the continuous operation of critical applications in telecommunications systems, UPS applications for computer and computer-controlled systems, and other specialty power applications, including security systems, premium starting, lighting and ignition applications, in switchgear, electrical control systems used in electric utilities, large scale energy storage, energy pipelines, in commercial aircraft, satellites, military aircraft, submarines, ships and tactical vehicles
- **Motive power products** are used to provide power for manufacturing, warehousing and other material handling equipment, primarily electric industrial forklift trucks, mining equipment, diesel locomotive starting and other rail equipment.

Current Market Conditions

Economic Climate

Recent indicators suggest a mixed trend in economic activity among our different geographical regions. The Americas' and Asia's economic expansion continues but at a slower rate. The ongoing financial crisis and austerity measures in Europe are a factor in slowing overall economic growth in this region and leading to declining economic growth rates in many of the Western European countries.

Overall, on a consolidated basis, we have experienced stable trends in our revenue and order rates.

We believe we are well positioned to take advantage of future growth in our markets. We continue to take numerous steps to restructure our manufacturing base and administrative operations to reduce our costs. We have developed new product initiatives in advanced nickel, TPPL for motive power and large scale energy storage. We expect the economic climate and our strong capital structure will be conducive to a continuation of acquisitions which in combination with our new product initiatives will help grow our business faster than the overall market growth.

Volatility of Commodities and Foreign Currencies

Our most significant commodity and foreign currency exposures are related to lead and the euro. Volatility of commodity costs and foreign currency exchange rates have caused large swings in our production costs. As the global economic climate changes, we anticipate that our commodity costs may continue to fluctuate significantly as they have in the past several years.

Customer Pricing

Our selling prices fluctuated during the last several years to offset the volatile cost of commodities. Approximately 35% of our revenue is currently subject to agreements that adjust pricing to a market-based index for lead. During fiscal 2011 and 2012, our selling prices increased, to reflect the rising commodity prices, and declined slightly in fiscal 2013.

Liquidity and Capital Resources

Current market conditions related to our liquidity and capital resources are favorable. In March 2011, we refinanced our 2008 senior secured credit facility with a $350 million revolving credit line gaining additional flexibility in terms, liquidity, and an extended maturity to March 2016. We believe current conditions remain favorable for the Company to have continued positive cash flow from operations that, along with available cash and cash equivalents and our undrawn lines of credit, will be sufficient to fund our capital expenditures, acquisitions and other investments for growth.

Our cash flows from operating activities were $244 million and $204 million during fiscal 2013 and 2012, respectively. We invested $55 million and $49 million in capital expenditures in fiscal 2013 and 2012, respectively. We also repurchased $23 million and $58 million of our common stock in fiscal 2013 and 2012, respectively. Our investments in new business opportunities in fiscal 2012 were $24 million.

As a result of the above actions, at March 31, 2013, our financial position is strong and we have substantial liquidity with $249 million of available cash and cash equivalents, $349 million of undrawn, committed credit lines, and over $120 million of uncommitted credit lines. A substantial majority of the Company's cash and investments are held by foreign subsidiaries and are considered to be indefinitely reinvested and expected to be utilized to fund local operating activities, capital expenditure requirements and acquisitions. The Company believes that it has sufficient sources of domestic and foreign liquidity.

Cost Savings Initiatives-Restructuring

Cost savings programs remain a continuous element of our business strategy and are directed primarily at further reductions in plant manufacturing (labor and overhead), raw material costs and our operating expenses (primarily selling, general and administrative). In order to realize cost savings benefits for a majority of these initiatives, costs are incurred either in the form of capital expenditures, funding the cash obligations of previously recorded restructuring expenses or current period expenses.

In fiscal 2010, we began the restructuring programs primarily related to the Oerlikon acquisition in Europe and completed the restructuring as of March 31, 2012.

During fiscal 2011, we began further restructuring programs related to our EMEA operations, including distribution, which upon completion is expected to result in the reduction of approximately 60 employees. Our fiscal 2013 operating results reflected approximately $4.0 million of favorable annualized pre-tax earnings impact of these programs. This program has been completed as of March 31, 2013.

During fiscal 2012, we announced restructuring programs related to our operations in EMEA, primarily consisting of the transfer of manufacturing of select products between certain of our manufacturing operations and restructuring of our selling, general and administrative operations. These actions are expected to result in the reduction of approximately 85 employees upon completion. Our fiscal 2013 operating results reflected approximately $4.6 million of the estimated $6.0 million of favorable annualized pre-tax earnings impact of the fiscal 2012 programs. The Company does not expect to be committed to significant additional restructuring charges in fiscal 2014 related to these actions and expects to complete the program during fiscal 2014.

During fiscal 2013, the Company announced further restructurings related to improving the efficiency of its manufacturing operations in EMEA, primarily consisting of cash expenses for employee severance-related payments and non-cash expenses associated with the write-off of certain fixed assets and inventory. The Company estimates that these actions will result in the reduction of approximately 130 employees upon completion. Our fiscal 2013 operating results reflect approximately $1.3 million of the estimated $7.0 million of favorable annualized pre-tax earnings impact of the fiscal 2013 programs. The Company expects to be committed to an additional $3.0 million of restructuring charges related to these programs during fiscal 2014, and expects to complete the program during fiscal 2015.

During fiscal 2013, the Company announced a restructuring related to the closure of its manufacturing facility located in Chaoan, People's Republic of China, in which the Company will transfer the manufacturing at that location to its Chongqing, People's Republic of China facility to improve operational efficiencies. The Company expects to be committed to an additional $0.7 million related to the program and expects to complete the program in fiscal 2014.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Notes to Consolidated Financial Statements in Item 8. In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts in the Consolidated Financial Statements and accompanying notes. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. We discuss below the more significant estimates and related assumptions used in the preparation of our consolidated financial statements. If actual results were to differ materially from the estimates made, the reported results could be materially affected.

Revenue Recognition

We recognize revenue when the earnings process is complete. This occurs when risk and title transfers, collectability is reasonably assured and pricing is fixed and determinable. Shipment terms to our battery product customers are either shipping point or destination and do not differ significantly between our business segments of the world. Accordingly, revenue is recognized when risk and title is transferred to the customer. Amounts invoiced to customers for shipping and handling are classified as revenue. Taxes on revenue producing transactions are not included in net sales.

We recognize revenue from the service of reserve power and motive power products when the respective services are performed.

Management believes that the accounting estimates related to revenue recognition are critical accounting estimates because they require reasonable assurance of collection of revenue proceeds and completion of all performance obligations. Also, revenues are recorded net of provisions for sales discounts and returns, which are established at the time of sale. These estimates are based on our past experience.

Asset Impairment Determinations

We test for the impairment of our goodwill and indefinite-lived trademarks at least annually and whenever events or circumstances occur indicating that a possible impairment has been incurred. We utilize financial projections, certain cash flow measures, as well as our market capitalization in the determination of the estimated fair value of these assets.

With respect to our other long-lived assets other than goodwill and indefinite-lived trademarks, we test for impairment when indicators of impairment are present. An asset is considered impaired when the undiscounted estimated net cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair value of the impaired asset.

In making future cash flow analyses of goodwill and other long-lived assets, we make assumptions relating to the following:

- the intended use of assets and the expected future cash flows resulting directly from such use;
- industry-specific economic conditions;
- competitor activities and regulatory initiatives; and
- client and customer preferences and patterns.

We believe that an accounting estimate relating to asset impairment is a critical accounting estimate because the assumptions underlying future cash flow estimates are subject to change from time to time and the recognition of an impairment could have a significant impact on our financial statements.

Litigation and Claims

From time to time, the Company has been or may be a party to various legal actions and investigations including, among others, employment matters, compliance with government regulations, federal and state employment laws, including wage and hour laws, contractual disputes and other matters, including matters arising in the ordinary course of business. These claims may be brought by, among others, governments, customers, suppliers and employees. Management considers the measurement of litigation reserves as a critical accounting estimate because of the significant uncertainty in some cases relating to the outcome of potential claims or litigation and the difficulty of predicting the likelihood and range of potential liability involved, coupled with the material impact on our results of operations that could result from litigation or other claims. In determining legal reserves, management considers, among other issues:

- interpretation of contractual rights and obligations;
- the status of government regulatory initiatives, interpretations and investigations;
- the status of settlement negotiations;
- prior experience with similar types of claims;
- whether there is available insurance coverage; and
- advice of outside counsel.

Environmental Loss Contingencies

Accruals for environmental loss contingencies (i.e., environmental reserves) are recorded when it is probable that a liability has been incurred and the amount can reasonably be estimated. Management views the measurement of environmental reserves as a critical accounting estimate because of the considerable uncertainty surrounding estimation, including the need to forecast well into the future. From time to time, we may be involved in legal proceedings under federal, state and local, as well as international environmental laws in connection with our operations and companies that we have acquired. The estimation of environmental reserves is based on the evaluation of currently available information, prior experience in the remediation of contaminated sites and assumptions with respect to government regulations and enforcement activity, changes in remediation technology and practices, and financial obligations and creditworthiness of other responsible parties and insurers.

Warranty

We record a warranty reserve for possible claims against our product warranties, which generally run for a period ranging from one to twenty years for our reserve power batteries and for a period ranging from one to seven years for our motive power batteries. The assessment of the adequacy of the reserve includes a review of open claims and historical experience.

Management believes that the accounting estimate related to the warranty reserve is a critical accounting estimate because the underlying assumptions used for the reserve can change from time to time and warranty claims could potentially have a material impact on our results of operations.

Allowance for Doubtful Accounts

We encounter risks associated with sales and the collection of the associated accounts receivable. We record a provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate provision, management analyzes the creditworthiness of specific customers and the aging of customer balances. Management also considers general and specific industry economic conditions, industry concentration and contractual rights and obligations.

Management believes that the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because the underlying assumptions used for the allowance can change from time to time and uncollectible accounts could potentially have a material impact on our results of operations.

Retirement Plans

We use certain assumptions in the calculation of the actuarial valuation of our defined benefit plans. These assumptions include the discount rate, expected long-term rates of return on assets and rates of increase in compensation levels. Changes in these assumptions can result in changes to the recognized pension expense and recorded liabilities.

We account for our defined benefit pension plans in accordance with the Financial Accounting Standards Board ("FASB") guidance. The guidance requires an entity to recognize in its statements of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status, measure a defined benefit postretirement plan's assets and obligation that determine its funded status as of the end of the employer's fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the change occurs.

Critical accounting estimates and assumptions related to the actuarial valuation of our defined benefit plans are evaluated periodically as conditions warrant and changes to such estimates are recorded.

Equity-Based Compensation

We recognize compensation cost relating to equity-based payment transactions by using a fair-value measurement method, in accordance with FASB guidance on accounting for share-based payment. FASB guidance requires all equity-based payments to employees, including grants of restricted stock units, stock options and market share units, to be recognized as compensation expense based on fair value at grant date over the requisite service period of the awards. We determine the fair value of restricted stock units based on the quoted market price of our common stock on the date of grant. The fair value of stock options is determined using the Black-Scholes option-pricing model, which uses both historical and current market data to estimate the fair value. The fair value of market share units is estimated at the date of grant using a binomial lattice model. Both models incorporate various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the awards. When estimating the requisite service period of the awards, we consider many related factors including types of awards, employee class, and historical experience. Actual results, and future changes in estimates of the requisite service period may differ substantially from our current estimates.

Income Taxes

Our effective tax rate is based on pretax income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. We account for income taxes in accordance with applicable guidance on accounting for income taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases on recorded assets and liabilities. Accounting guidance also requires that deferred tax assets be reduced by a valuation allowance, when it is more likely than not that a tax benefit will not be realized.

The recognition and measurement of a tax position is based on management's best judgment given the facts, circumstances and information available at the reporting date. We evaluate tax positions to determine whether the benefits of tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement in the financial statements. For tax positions that are not more likely than not of being sustained upon audit, we do not recognize any portion of the benefit in the financial statements. If the more likely than not threshold is not met in the period for which a tax position is taken, we may subsequently recognize the benefit of that tax position if the tax matter is effectively settled, the statute of limitations expires, or if the more likely than not threshold is met in a subsequent period.

We evaluate, on a quarterly basis, our ability to realize deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would require use of cash and result in an increase in the effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution.

Results of Operations—Fiscal 2013 Compared to Fiscal 2012

The following table presents summary consolidated statement of income data for fiscal year ended March 31, 2013, compared to fiscal year ended March 31, 2012:

	Fiscal 2013		Fiscal 2012		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net sales	$2,277.6	100.0%	$2,283.4	100.0%	$ (5.8)	(0.3)%
Cost of goods sold	1,708.2	75.0	1,770.7	77.6	(62.5)	(3.5)
Gross profit	569.4	25.0	512.7	22.4	56.7	11.0
Operating expenses	312.3	13.7	297.8	13.0	14.5	4.9
Restructuring charges	7.2	0.3	5.0	0.2	2.2	43.6
Legal proceedings settlement income	—	—	(0.9)	(0.1)	0.9	NM
Operating earnings	249.9	11.0	210.8	9.3	39.1	18.5
Interest expense	18.7	0.8	16.5	0.7	2.2	13.6
Other (income) expense, net	0.9	0.1	3.1	0.2	(2.2)	(70.1)
Earnings before income taxes	230.3	10.1	191.2	8.4	39.1	20.4
Income tax expense	65.3	2.9	47.3	2.1	18.0	38.0
Net earnings	165.0	7.2	143.9	6.3	21.1	14.6
Net losses attributable to noncontrolling interests	(1.5)	(0.1)	(0.1)	—	(1.4)	NM
Net earnings attributable to EnerSys stockholders	$ 166.5	7.3%	$ 144.0	6.3%	$ 22.5	15.6%

NM = not meaningful

Overview

Our sales in fiscal 2013 were relatively flat at approximately $2.3 billion compared to prior year sales. Acquisitions and improvement in organic volume contributed approximately 2% and 1%, respectively, and were offset by a 3% decrease due to foreign currency translation impact. Despite sales being relatively flat, the gross margin percentage in fiscal 2013 was up 260 basis points at 25.0% versus 22.4% in fiscal 2012, due mainly to lower commodity costs.

A discussion of specific fiscal 2013 versus fiscal 2012 operating results follows, including an analysis and discussion of the results of our reportable segments.

Net Sales

Net sales by reportable segment were as follows:

	Fiscal 2013		Fiscal 2012		Increase (Decrease)	
	In Millions	% Net Sales	In Millions	% Net Sales	In Millions	%
EMEA	$ 926.2	40.7%	$ 995.4	43.6%	$(69.2)	(7.0)%
Americas	1,126.9	49.5	1,082.8	47.4	44.1	4.1
Asia	224.5	9.8	205.2	9.0	19.3	9.4
Total net sales	$2,277.6	100.0%	$2,283.4	100.0%	$ (5.8)	(0.3)%

The EMEA segment's revenue decreased by $69.2 million or 7.0% in fiscal 2013, as compared to fiscal 2012. A negative currency translation impact of approximately 6% combined with a decrease in organic volume and pricing of approximately 2% and 1%, respectively, partially offset by a 2% increase from acquisitions resulted in the decreased revenue.

The Americas segment's revenue increased by $44.1 million or 4.1% in fiscal 2013, as compared to fiscal 2012, primarily due to an increase in organic volume and acquisitions of approximately 3% and 2%, respectively, partially offset by a negative currency translation impact of approximately 1%.

The Asia segment's revenue increased by $19.3 million or 9.4% in fiscal 2013 as compared to fiscal 2012. Higher organic volume and acquisitions contributed approximately 5% and 7%, respectively, partially offset by a decrease in both pricing and currency translation impact of approximately 1%.

Net sales by product line were as follows:

	Fiscal 2013		Fiscal 2012		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Reserve power	$1,119.1	49.1%	$1,092.7	47.9%	$ 26.4	2.4%
Motive power	1,158.5	50.9	1,190.7	52.1	(32.2)	(2.7)
Total net sales	$2,277.6	100.0%	$2,283.4	100.0%	$ (5.8)	(0.3)%

Sales in our reserve power product line increased in fiscal 2013 by $26.4 million or 2.4% compared to the prior year primarily due to acquisitions and higher organic volume which contributed approximately 3% each, offset by negative currency translation impact and price decreases of approximately 3% and 1%, respectively.

Sales in our motive power product line decreased in fiscal 2013 by $32.2 million or 2.7% compared to the prior year primarily due to currency translation impact and decrease in organic volume of approximately 3% and 1%, respectively, partially offset by a 1% increase due to acquisitions.

Gross Profit

	Fiscal 2013		Fiscal 2012		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Gross profit	$569.4	25.0%	$512.7	22.4%	$56.7	11.0%

Gross profit increased $56.7 million or 11.0% in fiscal 2013 compared to fiscal 2012. Gross profit, excluding the effect of foreign currency translation, increased $69 million or 13.4% in fiscal 2013 compared to fiscal 2012. This increase is primarily attributed to lower commodity costs with pricing declining slightly. We have made great efforts to sustain gross margin and continue to focus on a wide variety of sales initiatives, which include improving product mix to higher margin products and obtaining appropriate pricing for products relative to our costs. At the same time, we continue to focus on cost savings initiatives such as relocating production to low cost facilities and implementing more automation in our manufacturing plants.

Operating Items

	Fiscal 2013		Fiscal 2012		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Operating expenses	$312.3	13.7%	$297.8	13.0%	$14.5	4.9%
Restructuring charges	7.2	0.3	5.0	0.2	2.2	43.6
Legal proceedings settlement income	—	—	0.9	0.1	(0.9)	NM

NM = not meaningful

Operating Expenses

Operating expenses increased $14.5 million or 4.9% in fiscal 2013 from fiscal 2012. Operating expenses, excluding the effect of foreign currency translation, increased $25.5 million or 8.6% in fiscal 2013 compared to fiscal 2012. As a percentage of sales, operating expenses increased from 13.0% in fiscal 2012 to 13.7% in fiscal 2013 partially as a result of higher payroll related costs, including stock compensation expense.

Restructuring Charges

In fiscal 2013, we recorded $7.2 million of restructuring charges, primarily for staff reductions and asset write-offs in Europe and Asia.

In fiscal 2012, we recorded $5.0 million of restructuring charges, primarily for staff reductions in Europe.

The fiscal 2012 and 2013 restructuring programs are expected to incur additional restructuring charges of approximately $4.0 million during fiscal 2014.

Operating Earnings

Operating earnings by segment were as follows:

	Fiscal 2013		Fiscal 2012		Increase (Decrease)	
	In Millions	As % Net Sales(1)	In Millions	As % Net Sales(1)	In Millions	%
EMEA	$ 64.2	6.9%	$ 63.9	6.4%	$ 0.3	0.3%
Americas	171.7	15.3	138.8	12.8	32.9	23.7
Asia	21.2	9.4	12.2	5.9	9.0	74.3
Subtotal	257.1	11.3	214.9	9.4	42.2	19.6
Restructuring charges-EMEA	4.5	0.5	5.0	0.5	(0.5)	(10.3)
Restructuring charges-Asia	2.7	1.2	—	—	2.7	NM
Legal proceedings settlement income-EMEA	—	—	(0.9)	(0.1)	0.9	NM
Total	$249.9	11.0%	$210.8	9.3%	$39.1	18.5%

(1) The percentages shown for the segments are computed as a percentage of the applicable segment's net sales.

Fiscal 2013 operating earnings of $249.9 million were $39.1 million higher than in fiscal 2012 and were 11.0% of sales. Fiscal 2013 operating earnings were favorably affected by organic volume, acquisitions, our continuing cost savings programs and lower commodity costs. Fiscal 2013 and 2012 operating earnings included $7.2 million and $5.0 million, respectively, of restructuring charges and $0.3 million and $2.8 million, respectively, for acquisition activity related expense.

The EMEA segment's operating earnings, excluding the highlighted items discussed above, increased $0.3 million or 0.3% in fiscal 2013 compared to fiscal 2012. Benefits of the restructuring programs on both production and operating expenses and lower commodity costs kept operating earnings relatively flat compared to the prior year despite the economic downturn in the region.

The Americas segment's operating earnings increased $32.9 million or 23.7% in fiscal 2013, with the operating margin increasing 250 basis points to 15.3%. This increase of operating margin in our Americas segment is primarily due to an increase in organic volumes and decreased commodity costs and better product mix.

Operating earnings in Asia, excluding the highlighted items discussed above, increased 74.3% in fiscal 2013 in comparison to fiscal 2012, with the operating margin as a percentage of sales increasing by 350 basis points to 9.4%. The increase in our Asia segment earnings in fiscal 2013 was primarily attributable to volume increase and better product mix.

Interest Expense

	Fiscal 2013		Fiscal 2012		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Interest expense	$18.7	0.8%	$16.5	0.7%	$2.2	13.6%

Interest expense of $18.7 million in fiscal 2013 (net of interest income of $1.4 million) was $2.2 million higher than the $16.5 million in fiscal 2012 (net of interest income of $0.9 million). The increase in interest expense in fiscal 2013 compared to fiscal 2012 is attributable primarily to higher interest expense on indebtedness in Asia and South America where we made recent acquisitions and higher bond accretion partially offset by lower average borrowings.

Our average debt outstanding (including the average amount of the Convertible Notes discount of $20.8 million) was $246.3 million in fiscal 2013, compared to our average debt outstanding (including the average amount of the Convertible Notes discount of $27.5 million) of $270.1 million in fiscal 2012. Our average cash interest rate incurred in fiscal 2013 was 4.2% compared to 3.1% in fiscal 2012.

Included in interest expense is non-cash, accreted interest on the Convertible Notes of $7.0 million in fiscal 2013 and $6.4 million in fiscal 2012. Also included in interest expense are non-cash charges related to amortization of deferred financing fees of $1.3 million in both fiscal 2013 and fiscal 2012.

Other (Income) Expense, Net

	Fiscal 2013		Fiscal 2012		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Other (income) expense, net	$0.9	0.1%	$3.1	0.2%	$(2.2)	(70.1)%

Other (income) expense, net was expense of $0.9 million in fiscal 2013 compared to expense of $3.1 million in fiscal 2012. Current year includes foreign currency losses of $1.9 million, miscellaneous charges of $0.8 million partially offset by insurance recoveries of $1.8 million. Prior year includes foreign currency losses of $1.5 million and other miscellaneous charges of $1.6 million.

Earnings Before Income Taxes

	Fiscal 2013		Fiscal 2012		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Earnings before income taxes	$230.3	10.1%	$191.2	8.4%	$39.1	20.4%

As a result of the factors discussed above, fiscal 2013 earnings before income taxes were $230.3 million, an increase of $39.1 million or 20.4% compared to fiscal 2012.

Income Tax Expense

	Fiscal 2013		Fiscal 2012		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Income tax expense	$65.3	2.9%	$47.3	2.1%	$18.0	38.0%
Effective tax rate	28.4%		24.7%			

The effective income tax rate was 28.4% in fiscal 2013 compared to the fiscal 2012 effective tax rate of 24.7%. The rate increase in fiscal 2013 as compared to fiscal 2012 is primarily due to changes in the mix of earnings among tax jurisdictions and the increase in non-deductible expenses in certain jurisdictions.

Results of Operations—Fiscal 2012 Compared to Fiscal 2011

The following table presents summary Consolidated Statement of Income data for fiscal year ended March 31, 2012, compared to fiscal year ended March 31, 2011:

	Fiscal 2012		Fiscal 2011		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net sales	$2,283.4	100.0%	$1,964.4	100.0%	$319.0	16.2%
Cost of goods sold	1,770.7	77.6	1,514.6	77.1	256.1	16.9
Gross profit	512.7	22.4	449.8	22.9	62.9	14.0
Operating expenses	297.8	13.0	259.2	13.2	38.6	14.9
Legal proceedings settlement income	(0.9)	(0.1)	—	—	(0.9)	NM
Restructuring charges	5.0	0.2	6.8	0.3	(1.8)	(26.8)
Operating earnings	210.8	9.3	183.8	9.4	27.0	14.7
Interest expense	16.5	0.7	22.0	1.1	(5.5)	(25.2)
Other (income) expense, net	3.1	0.2	2.2	0.2	0.9	40.9
Charges related to refinancing	—	—	8.2	0.4	(8.2)	NM
Earnings before income taxes	191.2	8.4	151.4	7.7	39.8	26.3
Income tax expense	47.3	2.1	38.0	1.9	9.3	24.4
Net earnings	143.9	6.3	113.4	5.8	30.5	26.9
Net losses attributable to noncontrolling interests	(0.1)	—	—	—	(0.1)	NM
Net earnings attributable to EnerSys stockholders	$ 144.0	6.3%	$ 113.4	5.8%	$ 30.6	27.0%

NM = not meaningful

Overview

Our sales in fiscal 2012 were approximately $2.3 billion, a 16.2% increase from prior year sales primarily due to an improvement in organic volume and acquisitions of approximately 8% and 4%, respectively. Despite higher sales, the gross margin percentage in fiscal 2012 was down 50 basis points at 22.4% versus 22.9% in fiscal 2011, due mainly to higher commodity costs and unforeseen plant interruptions at two of our facilities.

Our financial position continued to be strong and we had substantial liquidity from our cash and cash equivalents, committed and uncommitted credit lines and our 2011 Credit Facility. Our positive cash flows and liquidity enabled us to continue to invest in new business opportunities such as acquisitions in South Africa, South America, Germany and India and to repurchase our shares.

A discussion of specific fiscal 2012 versus fiscal 2011 operating results follows, including an analysis and discussion of the results of our segments.

Net Sales

Total net sales increased 16.2% or $319 million in fiscal 2012 from fiscal 2011. This was due to an 8% or $149 million increase in organic volume and price increases of 2% or $49 million. Acquisitions in fiscal 2012 added approximately 4% or $73 million to net sales. Fluctuations in the U.S. dollar versus foreign currencies increased sales by 2% or $48 million.

Fluctuations in foreign currencies had a positive impact on sales of fiscal 2012 versus fiscal 2011. The euro exchange rate to the U.S. dollar averaged $1.39 / € in fiscal 2012, compared to $1.33 / € in fiscal 2011 and $1.42 / € in fiscal 2010.

Net sales by segment were as follows:

	Fiscal 2012		Fiscal 2011		Increase (Decrease)	
	In Millions	% Net Sales	In Millions	% Net Sales	In Millions	%
EMEA	$ 995.4	43.6%	$ 890.3	45.3%	$105.1	11.8%
Americas	1,082.8	47.4	896.6	45.7	186.2	20.8
Asia	205.2	9.0	177.5	9.0	27.7	15.6
Total net sales	$2,283.4	100.0%	$1,964.4	100.0%	$319.0	16.2%

The EMEA segment's revenue increased by $105.1 million or 11.8% in fiscal 2012, as compared to fiscal 2011. Acquisitions and currency translation impact contributed approximately 5% and 4%, respectively, while increases in pricing contributed approximately 2%. Organic volume in EMEA was flat.

The Americas segment's revenue increased by $186.2 million or 20.8% in fiscal 2012, as compared to fiscal 2011, primarily due to higher organic volume, which contributed approximately a 15% increase. Price increases and acquisitions contributed approximately 3% each to the improvement.

The Asia segment's revenue increased by $27.7 million or 15.6% in fiscal 2012 as compared to fiscal 2011. Higher organic volume and currency translation impact contributed approximately 8% and 7%, respectively, while increases in pricing contributed approximately 1%.

Net sales by product line were as follows:

	Fiscal 2012		Fiscal 2011		Increase (Decrease)	
	In Millions	As %Net Sales	In Millions	As %Net Sales	In Millions	%
Reserve power	$1,092.7	47.9%	$ 970.4	49.4%	$122.3	12.6%
Motive power	1,190.7	52.1	994.0	50.6	196.7	19.8
Total net sales	$2,283.4	100.0%	$1,964.4	100.0%	$319.0	16.2%

Sales in our reserve power product line increased in fiscal 2012 by $122.3 million or 12.6% compared to the prior year primarily due to acquisitions and higher organic volume which contributed approximately 5% and 4%, respectively. Currency translation impact and price increases contributed approximately 3% and 1%, respectively.

Sales in our motive power product line increased in fiscal 2012 by $196.7 million or 19.8% compared to the prior year primarily due to an increase in organic volume of approximately 11%. Price increases, acquisitions and currency translation impact contributed approximately 4%, 3% and 2%, respectively.

Gross Profit

	Fiscal 2012		Fiscal 2011		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Gross profit	$512.7	22.4%	$449.8	22.9%	$62.9	14.0%

Gross profit increased $62.9 million or 14.0% in fiscal 2012 compared to fiscal 2011. Gross profit, excluding the effect of foreign currency translation, increased $55 million or 12.3% in fiscal 2012 compared to fiscal 2011. Lead costs represented approximately 34% of total cost of goods sold for fiscal 2012 as compared to approximately 33% of total cost of goods sold for fiscal 2011. We made great efforts to sustain gross margin in an environment of rising commodity and energy costs, and continued to focus on a wide variety of sales initiatives, which included improving product mix to higher margin products and obtaining appropriate pricing for products relative to our costs. At the same time, we continued to focus on cost savings initiatives such as relocating production to low cost facilities and implementing more automation in our manufacturing plants.

Operating Items

	Fiscal 2012		Fiscal 2011		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Operating expenses	$297.8	13.0%	$259.2	13.2%	$38.6	14.9%
Legal proceedings settlement income	0.9	0.1	—	—	0.9	NM
Restructuring charges	5.0	0.2	6.8	0.3	(1.8)	(26.8)

NM = not meaningful

Operating Expenses

Operating expenses increased $38.6 million or 14.9% in fiscal 2012 from fiscal 2011. Operating expenses, excluding the effect of foreign currency translation, increased $29.4 million or 11.4% in fiscal 2012 compared to fiscal 2011. As a percentage of sales, operating expenses decreased from 13.2% in fiscal 2011 to 13.0% in fiscal 2012. The 20 basis point decrease was achieved by leveraging our operating expenses with higher sales.

Legal Proceedings Settlement Income

In fiscal 2009, the Court of Commerce in Lyon, France ruled that the Company's French subsidiary, EnerSys Sarl, which was acquired by the Company in 2002, was partially responsible for a 1999 fire in a French hotel under construction. The Company's portion of damages was assessed at €2.7 million or $4.2 million, which was duly recorded and paid by the Company, but the ruling was appealed. In a subsequent ruling by the Court of Appeal of Lyon, France, the portion of damages was reduced, entitling the Company to a refund of the monies paid of €0.7 million or $0.9 million, which has been recorded and collected in the second quarter of fiscal 2012. The Company further appealed the ruling to the French Supreme Court, which on March 14, 2012, ruled in the Company's favor and ordered the case back to the Court of Appeal of Lyon to further review certain aspects of the original decision in the case, including the assessment of damages. The Court of Appeal of Lyon heard arguments on April 9, 2013 and a ruling is expected in the second quarter of fiscal 2014.

Restructuring Charges

In fiscal 2012, we recorded $5.0 million of restructuring charges, primarily for staff reductions in Europe.

In fiscal 2011, we recorded $6.8 million of restructuring charges, of which $2.5 million related to the continuation of the restructuring program of our Oerlikon operations begun in fiscal 2010, and $4.3 million related primarily to new fiscal 2011 programs to further restructure our European operations, including distribution.

At March 31, 2012, the Oerlikon and fiscal 2009 European restructuring programs were completed. The fiscal 2011 and 2012 restructuring programs incurred additional restructuring charges of approximately $1 million in fiscal 2013.

Operating Earnings

Fiscal 2012 operating earnings of $210.8 million were $27.0 million higher than in fiscal 2011 and was 9.3% of sales. Fiscal 2012 operating earnings were favorably affected by higher organic volume, our continuing cost savings programs and price increases, partially offset by higher commodity costs. Fiscal 2012 and 2011 operating earnings included $5.0 million and $6.8 million, respectively, of restructuring charges and $2.8 million and $2.5 million, respectively, for acquisition activity related expense in EMEA, Americas and Asia.

Operating earnings by segment were as follows:

	Fiscal 2012		Fiscal 2011		Increase (Decrease)	
	In Millions	As % Net Sales[1]	In Millions	As % Net Sales[1]	In Millions	%
EMEA	$ 63.9	6.4%	$ 55.6	6.3%	$ 8.3	14.8%
Americas	138.8	12.8	124.5	13.9	14.3	11.6
Asia	12.2	5.9	10.5	5.9	1.7	15.9
Subtotal	214.9	9.4	190.6	9.7	24.3	12.7
Legal proceedings settlement income-EMEA	(0.9)	(0.1)	—	—	(0.9)	NM
Restructuring charges-EMEA	5.0	0.5	6.8	0.8	(1.8)	(26.8)
Total	$210.8	9.3%	$183.8	9.4%	$27.0	14.7%

(1) The percentages shown for the segments are computed as a percentage of the applicable segment's net sales.

The EMEA segment's operating earnings, excluding the highlighted items discussed above, increased $8.3 million or 14.8% in fiscal 2012 compared to fiscal 2011. This improvement in operating earnings, despite a negative impact of approximately $2 million due to a three-week strike at our manufacturing plant in Poland in the second quarter of fiscal 2012 and start-up costs relating to our new business in Germany of approximately $1.3 million, is primarily attributable to pricing and the benefits of the restructuring programs on both production and operating expenses, partially offset by higher commodity costs.

The Americas segment's operating earnings increased $14.3 million or 11.6% in fiscal 2012, with the operating margin decreasing 110 basis points to 12.8%. This decline of operating margin in our Americas segment, despite a 15% increase in organic volumes, was due to increased commodity costs net of pricing and product mix.

Operating earnings in Asia increased 15.9% in fiscal 2012 in comparison to fiscal 2011, with the operating margin as a percentage of sales remaining flat at 5.9%. The increase in our Asia segment earnings in fiscal 2012 was primarily attributable to volume increase and better product mix, offset partially by higher commodity costs. We incurred approximately $3.8 million of start-up costs related to our new facility in Chongqing, China in fiscal 2012. Start-up costs related to Chongqing were approximately $1.6 million in fiscal 2011. In addition, we incurred approximately $0.9 million in fiscal 2012, costs related to a temporary closure of our facility in Jiangsu Province, People's Republic of China, by government authorities for an environmental review, as were, to our knowledge, all lead processing facilities in that province. After completion of the review, the government authorities allowed the plant to reopen in November 2011 on a conditional basis with the understanding that the Company would work with the assistance of the government agencies, to relocate to a more preferable location.

Interest Expense

	Fiscal 2012		Fiscal 2011		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Interest expense	$16.5	0.7%	$22.0	1.1%	$(5.5)	(25.2)%

Interest expense of $16.5 million in fiscal 2012 (net of interest income of $0.9 million) was $5.5 million lower than the $22.0 million in fiscal 2011 (net of interest income of $1.3 million). The decrease in interest expense in fiscal 2012 compared to fiscal 2011 is attributable primarily to $6.7 million of expense associated with outstanding interest rate hedging contracts in the prior fiscal year. In fiscal 2012, the swaps no longer qualified for hedge accounting and losses realized on the swaps amounting to $1.0 million were included in other (income) expense, net. Lower interest expense in fiscal 2012 was also due to lower average borrowings offset by higher interest expense in Asia and South America.

Our average debt outstanding (including the average amount of the Convertible Notes discount of $27.5 million) was $270.1 million in fiscal 2012, compared to our average debt outstanding (including the average amount of the Convertible Notes discount of $33.7 million) of $326.3 million, in fiscal 2011. Our average cash interest rate incurred in fiscal 2012 was 3.1% compared to 4.4% in fiscal 2011.

Included in interest expense is non-cash, accreted interest on the Convertible Notes of $6.4 million in fiscal 2012 and $5.9 million in fiscal 2011. Also included in interest expense are non-cash charges related to amortization of deferred financing fees of $1.3 million in fiscal 2012, compared to $1.9 million, in fiscal 2011.

Charges Related to Refinancing

	Fiscal 2012		Fiscal 2011		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Charges related to refinancing	$—	— %	$8.2	0.4%	$(8.2)	NM

In fiscal 2011, we incurred charges in connection with the refinancing of our credit facility. These charges included $2.3 million in write offs of deferred financing fees and $5.9 million of unrealized losses on account of discontinuing hedge accounting for the interest rate swap agreements.

Other (Income) Expense, Net

	Fiscal 2012		Fiscal 2011		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Other (income) expense, net	$3.1	0.2%	$2.2	0.2%	$0.9	40.9%

Other (income) expense, net was expense of $3.1 million in fiscal 2012 compared to expense of $2.2 million in fiscal 2011. This $0.9 million unfavorable change is attributable to $1.5 million foreign currency losses in fiscal 2012 compared to $0.7 million foreign currency losses in the comparable prior year period and unrealized losses of $1.0 million on interest rate swaps as discussed above, offset by the $0.6 million for the secondary offering fees related to the shares sold by certain stockholders of the Company, including affiliates of Metalmark Capital LLC and certain other institutional stockholders in fiscal 2011.

Earnings Before Income Taxes

	Fiscal 2012		Fiscal 2011		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Earnings before income taxes	$191.2	8.4%	$151.4	7.7%	$39.8	26.3%

As a result of the factors discussed above, fiscal 2012 earnings before income taxes were $191.2 million, an increase of $39.8 million or 26.3% compared to fiscal 2011.

Income Tax Expense

	Fiscal 2012		Fiscal 2011		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Income tax expense	$47.3	2.1%	$38.0	1.9%	$9.3	24.4%
Effective tax rate	24.7%		25.1%			

The effective income tax rate was 24.7% in fiscal 2012, compared to the fiscal 2011 effective tax rate of 25.1%. The rate decrease in fiscal 2012 as compared to fiscal 2011 is primarily due to changes in the mix of earnings among tax jurisdictions.

Liquidity and Capital Resources

Overview

As we discussed in our *Overview* and *Current Market Conditions* above, our results have been significantly affected by the economic environment during the past three fiscal years. In periods of increasing revenue, such as in fiscal 2012 and 2011, operating cash flow was generally reduced by the need for additional Primary Working Capital. In fiscal 2013, revenue and Primary Working Capital remained relatively flat. We have maintained sufficient lines of credit since the Company was formed in 2000 to fund our requirements for Primary Working Capital, capital expenditures, acquisitions, common stock repurchases and other investments. As discussed earlier, we believe that the 2011 Credit Facility, which consists of a revolving line of credit of $350 million expiring in March 2016, along with other credit lines of $148 million and our available cash and cash equivalents of $249.3 million as of March 31, 2013, will be sufficient for our needs and anticipated growth in the foreseeable future.

Cash Flow and Financing Activities

Cash and cash equivalents at March 31, 2013, 2012 and 2011, were $249.3 million, $160.5 million and $108.9 million, respectively.

Cash provided by operating activities for fiscal 2013, 2012 and 2011, was $244.4 million, $204.2 million and $76.5 million, respectively.

During fiscal 2013, cash from operating activities was provided primarily from net earnings of $165.0 million, depreciation and amortization of $50.5 million and a net source of $26.4 million from non-cash interest expense, provision for doubtful accounts, deferred taxes, net gains and settlements on derivatives, stock compensation, asset write-offs related to restructuring and losses on disposal of fixed assets. Primary Working Capital improved by $9.9 million and was offset partially by a change in current and other assets, accrued expenses, and other liabilities of $7.4 million.

During fiscal 2012, cash from operating activities was provided primarily from net earnings of $144.0 million, depreciation and amortization of $50.4 million and a net source of $14.5 million from non-cash interest expense, provision for doubtful accounts, deferred taxes, net gains and settlements on derivatives, stock compensation and gains on disposal of fixed assets. Change in current and other assets, accrued expenses, and other liabilities contributed a further $20.2 million, offset by a $24.9 million increase in Primary Working Capital.

During fiscal 2011, cash from operating activities was provided primarily from net earnings of $113.4 million, depreciation and amortization of $44.4 million and a net source of $17.6 million from non-cash interest expense, write-off of deferred finance fees, provision for doubtful accounts, deferred taxes and stock compensation. This cash flow was partially offset by an $86.7 million increase in Primary Working Capital and a $12.2 million net increase in current and other assets, accrued expenses, and other liabilities.

As explained in the discussion of our use of "non-GAAP financial measures," we monitor the level and percentage of Primary Working Capital to sales. Primary Working Capital for this purpose is trade accounts receivable, plus inventories, minus trade accounts payable and the resulting net amount is divided by the trailing three-month net sales (annualized) to derive a Primary Working Capital percentage. Primary Working Capital was $552.7 million (yielding a Primary Working Capital percentage of 24.2%) at March 31, 2013 and $578.6 million (yielding a Primary Working Capital percentage of 24.4%) at March 31, 2012. The 20 basis point decrease at March 31, 2013 versus March 31, 2012 was mainly attributed to a drop in accounts receivable balances while sales were flat.

Primary Working Capital and Primary Working Capital percentages at March 31, 2013, 2012 and 2011 are computed as follows:

At March 31,	Trade Receivables	Inventory	Accounts Payable	Primary Working Capital	Quarter Revenue Annualized	Primary Working Capital (%)
			(in millions)			
2013	$448.1	$353.9	$(249.3)	$552.7	$2,288.5	24.2%
2012	$466.8	$361.8	$(250.0)	$578.6	$2,371.0	24.4%
2011	$464.1	$335.0	$(251.8)	$547.3	$2,192.2	25.0%

Cash used in investing activities for fiscal 2013, 2012 and 2011 was $55.1 million, $72.4 million and $91.7 million, respectively. Capital expenditures were $55.3 million, $48.9 million and $59.9 million in fiscal 2013, 2012 and 2011, respectively. The current year's capital spending focused primarily on TPPL capacity expansion in EMEA and Americas, completion of expansion of our Chongqing plant in the People's Republic of China and the acquisition of land, building and equipment in our primary lithium business in Pennsylvania. Our purchases of and investments in businesses were $23.6 million and $32.2 million in fiscal 2012 and 2011, respectively. No acquisitions were made during fiscal 2013.

During fiscal 2013, we borrowed $246.0 million on our revolver and repaid $325.4 million. Borrowings on long-term debt and short-term debt were $5.6 million and $7.4 million, respectively, which were partially offset by repayments of long-term debt of $16.5 million in Asia. During fiscal 2013, we repurchased $22.6 million of our common stock.

During fiscal 2012, we borrowed $111.6 million on our revolver and repaid $132.2 million. Borrowings financed a portion of our repurchases of common stock of $58.4 million and acquisitions of $23.6 million.

During fiscal 2011, we repaid $201.1 million of the 2008 Credit Facility and $11.1 million of the Euro 25,000 Credit Facility Agreement among EnerSys Holdings (Luxembourg), S.a.r.l., San Paolo IMI S.p.A., as Facility Agent and lender, and Banca Intesa S.p.A., as lender (the "Euro Term Loan") with $100 million of revolver proceeds borrowed under the new 2011 Credit Facility and available cash and cash equivalents. Additionally, in fiscal 2011, we borrowed under the 75,000 Chinese Renminbi ("RMB") credit facility ("China Term Loan"), $6.1 million, $3.1 million of short-term debt and paid $3.5 million in refinancing fees related to the 2011 Credit Facility.

The exercise of stock options and the related tax benefits contributed $11.3 million, $2.7 million and $24.0 million, respectively, in fiscal 2013, 2012 and 2011.

As a result of the above, cash and cash equivalents increased $88.8 million from $160.5 million at March 31, 2012 to $249.3 million at March 31, 2013.

We currently are in compliance with all covenants and conditions under our credit agreements.

In addition to cash flows from operating activities, we had available committed and uncommitted credit lines of approximately $469 million at March 31, 2013 to cover short-term liquidity requirements. Our 2011 Credit Facility is committed through March 2016, as long as we continue to comply with the covenants and conditions of the credit facility agreement. Included in our available credit lines at March 31, 2013 is $348.8 million of our 2011 Credit Facility.

We believe that our cash flow from operations, available cash and cash equivalents and available borrowing capacity under our credit facilities will be sufficient to meet our liquidity needs, including normal levels of capital expenditures, for the foreseeable future; however, there can be no assurance that this will be the case.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements during any of the periods covered by this report.

Contractual Obligations and Commercial Commitments

At March 31, 2013, we had certain cash obligations, which are due as follows:

	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
			(in millions)		
Debt obligations	$195.2	$22.7	$172.5	$—	$—
Interest on debt	12.6	5.8	6.8	—	—
Operating leases	64.0	19.4	24.5	11.5	8.6
Pension benefit payments and profit sharing	30.4	2.5	4.7	5.7	17.5
Restructuring	2.0	2.0	—	—	—
Facility construction commitments	10.0	10.0	—	—	—
Interest rate swap agreements	0.6	0.6	—	—	—
Lead and foreign currency forward contracts	4.8	4.8	—	—	—
Purchase commitments	10.6	10.6	—	—	—
Capital lease obligations, including interest	0.5	0.3	0.2	—	—
Total	$330.7	$78.7	$208.7	$17.2	$26.1

Due to the uncertainty of future cash outflows, uncertain tax positions have been excluded from the table above.

Under our 2011 Credit Facility and other credit arrangements, we had outstanding standby letters of credit of $11.9 million as of March 31, 2013.

Credit Facilities and Leverage

Our focus on working capital management and cash flow from operations is measured by our ability to reduce debt and reduce our leverage ratios. Shown below are the leverage ratios at March 31, 2013 and 2012, in connection with our 2011 Credit Facility.

The total net debt as defined under our 2011Credit Facility is $81.6 million for fiscal 2013 and is 0.3 times adjusted EBITDA (non-GAAP) as described below and reflects improved net earnings and positive cash flows.

The following table provides a reconciliation of net earnings to EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP) as per our 2011 Credit Facility:

	Fiscal 2013	Fiscal 2012
	(in millions, except ratios)	
Net earnings as reported	$165.0	$144.0
Add back:		
Depreciation and amortization	50.5	50.4
Interest expense	18.7	16.5
Income tax expense	65.3	47.3
EBITDA (non GAAP)(1)	$299.5	$258.2
Adjustments per credit agreement definitions	14.7(2)	11.6(2)
Adjusted EBITDA (non-GAAP) per credit agreement	$314.2	$269.8
Total net debt(3)	$ 81.6	$214.4
Leverage ratios:		
Total net debt/adjusted EBITDA ratio(4)	0.3 X	0.8 X
Maximum ratio permitted	3.25 X	3.25 X
Consolidated interest coverage ratio(5)	23.2 X	22.6 X
Minimum ratio required	4.5 X	4.5 X

(1) We have included EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP) because our lenders use it as a key measure of our performance. EBITDA is defined as earnings before interest expense, income tax expense, depreciation and amortization. EBITDA is not a measure of financial performance under GAAP and should not be considered an alternative to net earnings or any other measure of performance under GAAP or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Our calculation of EBITDA may be different from the calculations used by other companies, and therefore comparability may be limited. Certain financial covenants in our 2011 Credit Facility are based on EBITDA, subject to adjustments, which are shown above. Continued availability of credit under our 2011 Credit Facility is critical to our ability to meet our business plans, we believe that an understanding of the key terms of our credit agreement is important to an investor's understanding of our financial condition and liquidity risks. Failure to comply with our financial covenants, unless waived by our lenders, would mean we could not borrow any further amounts under our revolving credit facility and would give our lenders the right to demand immediate repayment of all outstanding revolving credit loans. We would be unable to continue our operations at current levels if we lost the liquidity provided under our credit agreements. Depreciation and amortization in this table excludes the amortization of deferred financing fees, which is included in interest expense.

(2) The $14.7 million and $11.6 million adjustment to EBITDA in fiscal 2013 and 2012, respectively, related to the adjustment of non-cash stock compensation expense.

(3) Debt includes capital lease obligations and letters of credit and is net of U.S. cash and cash equivalents and a portion of European cash investments, as defined in the 2011 Credit Facility. In fiscal 2013, U.S. cash and cash equivalents and European cash investments were $26 million and $100 million, respectively, and in fiscal 2012, were $5 million and $70 million, respectively.

(4) These ratios are included to show compliance with the leverage ratios set forth in our credit facilities. We show both our current ratios and the maximum ratio permitted or minimum ratio required under our 2011 Credit Facility.

(5) As defined in the 2011 Credit Facility, interest expense used in the consolidated interest coverage ratio excludes non-cash interest of $8.5 million and includes $3.3 million of interest rate swap contract settlements for fiscal 2013. For fiscal 2012, interest expense used in the consolidated interest coverage ratio excludes non-cash interest of $8.0 million and includes $3.4 million of interest rate swap contract settlements.

EnerSys Stockholders' Equity

EnerSys stockholders' equity increased $137.2 million during fiscal 2013 due to net earnings of $166.5 million; $26.1 million of increases related to stock-based compensation and the exercise of stock options; acquisition of noncontrolling interest of $0.6 million; decrease due to repurchase of common shares of $22.6 million; currency translation adjustments of $27.2 million due primarily to the weakening of European currencies; $2.0 million unrealized loss on derivative instruments; and $4.2 million related to pension liabilities.

EnerSys stockholders' equity increased $57.9 million during fiscal 2012 due to net earnings of $144.0 million; $14.3 million of increases related to stock-based compensation and the exercise of stock options; decrease of $1.0 million due to acquisition of noncontrolling interest in a subsidiary; decrease due to repurchase of common shares of $58.4 million; currency translation adjustments of $32.3 million due primarily to the weakening of European currencies; $3.2 million unrealized loss on derivative instruments; and $5.5 million related to pension liabilities.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

During fiscal 2013, no new accounting standards were adopted or pending adoption that would have a significant impact on our Consolidated Financial Statements or the Notes to the Consolidated Financial Statements.

Related Party Transactions

FASB guidance, *Related Party Disclosures* requires us to identify and describe material transactions involving related persons or entities and to disclose information necessary to understand the effects of such transactions on our consolidated financial statements. In fiscal 2011, under the terms of a security holder agreement, we paid $0.6 million in fees related to secondary offerings of 2.85 million shares of our common stock to underwriters by certain of our stockholders, including affiliates of Metalmark Capital LLC and certain other institutional stockholders.

Sequential Quarterly Information

Fiscal 2013 and 2012 quarterly operating results, and the associated quarterly trends within each of those two fiscal years, are affected by the same economic and business conditions as described in the fiscal 2013 versus fiscal 2012 analyses previously discussed.

	Fiscal 2013				Fiscal 2012			
	July 1, 2012 1st Qtr.	Sep. 30, 2012 2nd Qtr.	Dec. 30, 2012 3rd Qtr.	March 31, 2013 4th Qtr.	July 3, 2011 1st Qtr.	Oct. 2, 2011 2nd Qtr.	Jan. 1, 2012 3rd Qtr.	March 31, 2012 4th Qtr.
	(in millions, except share and per share amounts)							
Net sales	$ 593.9	$ 554.2	$ 557.3	$ 572.2	$ 569.2	$ 547.2	$ 574.2	$ 592.8
Cost of goods sold	445.6	415.9	413.6	433.1	447.2	432.8	443.4	447.3
Gross profit	148.3	138.3	143.7	139.1	122.0	114.4	130.8	145.5
Operating expenses	77.7	74.1	80.2	80.3	72.9	71.9	75.7	77.3
Restructuring charges	0.4	1.3	3.7	1.8	0.4	0.9	1.4	2.3
Legal proceedings settlement income	—	—	—	—	—	(0.9)	—	—
Operating earnings	70.2	62.9	59.8	57.0	48.7	42.5	53.7	65.9
Interest expense	4.7	5.0	4.6	4.4	3.4	4.1	4.8	4.2
Other (income) expense, net	1.2	(1.8)	1.3	0.2	1.2	—	1.1	1.2
Earnings before income taxes	64.3	59.7	53.9	52.4	44.1	38.4	47.8	60.5
Income tax expense	18.7	16.7	15.2	14.7	10.6	10.1	11.0	15.6
Net earnings	45.6	43.0	38.7	37.7	33.5	28.3	36.8	44.9
Net losses attributable to noncontrolling interests	(0.2)	(0.8)	(0.5)	—	—	—	—	(0.5)
Net earnings attributable to EnerSys stockholders	$ 45.8	$ 43.8	$ 39.2	$ 37.7	$ 33.5	$ 28.3	$ 36.8	$ 45.4
Net earnings per common share attributable to EnerSys stockholders:								
Basic	$ 0.96	$ 0.91	$ 0.81	$ 0.79	$ 0.67	$ 0.57	$ 0.77	$ 0.95
Diluted	$ 0.95	$ 0.90	$ 0.80	$ 0.77	$ 0.66	$ 0.57	$ 0.77	$ 0.94
Weighted-average number of common shares outstanding:								
Basic	47,901,203	48,188,331	48,176,206	47,822,281	50,052,627	49,469,694	47,704,567	47,765,933
Diluted	48,426,991	48,719,916	48,682,346	48,712,542	50,668,276	49,806,964	48,045,900	48,343,000

Net Sales

Quarterly net sales by segment were as follows:

	Fiscal 2013				Fiscal 2012			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
	(in millions)							
Net sales by segment:								
EMEA	$237.1	$215.4	$231.4	$242.3	$253.0	$245.3	$247.6	$249.5
Americas	288.9	276.7	275.8	285.5	259.2	252.3	281.2	290.1
Asia	67.9	62.1	50.1	44.4	57.0	49.6	45.4	53.2
Total	$593.9	$554.2	$557.3	$572.2	$569.2	$547.2	$574.2	$592.8
Segment net sales as % of total:								
EMEA	39.9%	38.9%	41.5%	42.3%	44.4%	44.8%	43.1%	42.1%
Americas	48.7	49.9	49.5	49.9	45.6	46.1	49.0	48.9
Asia	11.4	11.2	9.0	7.8	10.0	9.1	7.9	9.0
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Quarterly net sales by product line were as follows:

	Fiscal 2013				Fiscal 2012			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
	(in millions)							
Net sales by product line:								
Reserve power	$289.3	$285.3	$265.2	$279.3	$265.9	$267.3	$277.3	$282.2
Motive power	304.6	268.9	292.1	292.9	303.3	279.9	296.9	310.6
Total	$593.9	$554.2	$557.3	$572.2	$569.2	$547.2	$574.2	$592.8
Product line net sales as % of total:								
Reserve power	48.7%	51.5%	47.6%	48.8%	46.7%	48.9%	48.3%	47.6%
Motive power	51.3	48.5	52.4	51.2	53.3	51.1	51.7	52.4
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Market Risks

Our cash flows and earnings are subject to fluctuations resulting from changes in interest rates, foreign currency exchange rates and raw material costs. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. Our policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as needed.

Counterparty Risks

We had entered into interest rate swap agreements to manage risk on a portion of our long-term floating-rate debt. We have entered into lead forward purchase contracts to manage risk on the cost of lead. We have entered into foreign exchange forward contracts to manage risk on foreign currency exposures. The Company's agreements are with creditworthy financial institutions. Those contracts that result in a liability position at March 31, 2013 are $4.8 million (pre-tax), therefore, there is no risk of nonperformance by these counterparties. Those contracts that result in an asset position at March 31, 2013 are $1.3 million (pre-tax) and the vast majority of these will settle within one year. The impact on the Company due to nonperformance by the counterparties has been evaluated and not deemed material.

Interest Rate Risks

We are exposed to changes in variable U.S. interest rates on borrowings under our credit agreements. On a selective basis, from time to time, we enter into interest rate swap agreements to reduce the negative impact that increases in interest rates could have on our outstanding variable rate debt. At the end of fiscal 2011, these interest rate swaps no longer qualified for hedge accounting due to the refinancing of the Company's then existing credit facility. Changes in the fair value of these contracts for fiscal 2013 and 2012 have therefore been recorded in the Consolidated Statements of Income in other (income) expense, net, while changes in fair value for the comparable period in fiscal 2011 were recorded in accumulated other comprehensive income.

At March 31, 2013 and 2012, the aggregate notional amount of interest rate swap agreements is $65.0 million and $85.0 million, respectively. These agreements expired in May 2013.

Under the interest rate swaps, the Company received three-month LIBOR and paid a fixed interest rate which averaged 4.32% and 4.28%, on March 31, 2013 and 2012, respectively.

A 100 basis point increase in interest rates would have increased annual interest expense by approximately $0.2 million on the variable rate portions of our debt.

Commodity Cost Risks—Lead Contracts

We have a significant risk in our exposure to certain raw materials. Our largest single raw material cost is for lead, for which the cost remains volatile. In order to hedge against increases in our lead cost, we have entered into contracts with financial institutions to fix the price of lead. A vast majority of such contracts are for a period not extending beyond one year. We had the following contracts outstanding at the dates shown below:

Date	$'s Under Contract	# Pounds Purchased	Average Cost/Pound	Approximate % of Lead Requirements[1]
	(in millions)	(in millions)		
March 31, 2013	$56.6	56.3	$1.00	12%
March 31, 2012	56.6	60.0	0.94	12
March 31, 2011	68.2	63.4	1.08	14

(1) Based on the fiscal year lead requirements for the period then ended.

We estimate that a 10% increase in our cost of lead would have increased our annual cost of goods sold by approximately $54 million for the fiscal year ended March 31, 2013.

Foreign Currency Exchange Rate Risks

We manufacture and assemble our products globally in the Americas, EMEA and Asia. Approximately 60% of our sales and expenses are transacted in foreign currencies. Our sales revenue, production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Additionally, as we report our financial statements in U.S. dollars, our financial results are affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Euro, Swiss franc, British pound, Polish zloty, Chinese renminbi and Mexican peso.

We quantify and monitor our global foreign currency exposures. Our largest foreign currency exposure is from the purchase and conversion of U.S. dollar based lead costs into local currencies in EMEA. Additionally, we have currency exposures from intercompany financing and trade transactions. On a selective basis, we enter into foreign currency forward contracts and option contracts to reduce the impact from the volatility of currency movements; however, we cannot be certain that foreign currency fluctuations will not impact our operations in the future.

To hedge these exposures, we have entered into forward contracts with financial institutions to fix the value at which we will buy or sell certain currencies. The vast majority of such contracts are for a period not extending beyond one year. Forward contracts outstanding as of March 31, 2013 were $73.1 million. The details of contracts outstanding as of March 31, 2013 were as follows:

Transactions Hedged	$US Equivalent (in millions)	Average Rate Hedged	Approximate % of Annual Requirements[1]
Sell Euros for U.S. dollars	$20.5	$/€1.30	12%
Sell Euros for Polish zloty	14.2	PLN/€ 4.18	20
Sell Euros for British pounds	25.1	£/€ 0.81	41
Sell South African Rand for Euros	4.4	ZAR/€ 11.85	34
Sell Australian dollars for U.S. dollars	1.3	$/AUD 1.03	13
Sell U.S. dollars for Mexican pesos	2.5	MXN/$ 13.44	50
Sell Australian dollars for Euros	2.2	AUD/€ 1.28	17
Other	2.9		
Total	$73.1		

(1) Based on the fiscal year currency requirements for the year ended March 31, 2013.

Foreign exchange translation adjustments are recorded as a separate component of accumulated other comprehensive income in EnerSys' stockholders' equity and noncontrolling interests.

Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and our actual exposures and hedges, actual gains and losses in the future may differ from our historical results.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Contents

EnerSys
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
EnerSys

We have audited the accompanying consolidated balance sheets of EnerSys as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EnerSys at March 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), EnerSys' internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
EnerSys

We have audited EnerSys' internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). EnerSys' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EnerSys maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EnerSys as of March 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2013 of EnerSys and our report dated May 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 28, 2013

EnerSys

Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Data)

	March 31, 2013	March 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 249,348	$ 160,490
Accounts receivable, net of allowance for doubtful accounts (2013—$9,292; 2012—$10,022)	448,068	466,769
Inventories, net	353,941	361,774
Deferred taxes	37,786	30,247
Prepaid and other current assets	63,819	52,393
Total current assets	1,152,962	1,071,673
Property, plant, and equipment, net	350,126	353,215
Goodwill	345,499	352,737
Other intangible assets, net	103,701	107,082
Deferred taxes	14,168	15,999
Other assets	21,411	24,249
Total assets	$1,987,867	$1,924,955
Liabilities and Equity		
Current liabilities:		
Short-term debt	$ 22,702	$ 16,042
Current portion of long-term debt	—	2,540
Current portion of capital lease obligations	311	409
Accounts payable	249,359	249,996
Accrued expenses	191,664	188,403
Deferred taxes	3,523	2,911
Total current liabilities	467,559	460,301
Long-term debt	155,273	236,589
Capital lease obligations	203	521
Deferred taxes	88,036	84,479
Other liabilities	90,418	92,468
Total liabilities	801,489	874,358
Commitments and contingencies	—	—
Redeemable noncontrolling interests	11,095	9,782
Equity:		
Series A Convertible Preferred Stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding at March 31, 2013 and at March 31, 2012	—	—
Common Stock, $0.01 par value, 135,000,000 shares authorized, 52,970,281 shares issued and 47,840,204 shares outstanding at March 31, 2013; 52,247,014 shares issued and 47,800,129 shares outstanding at March 31, 2012	529	522
Additional paid-in capital	501,646	474,924
Treasury stock at cost, 5,130,077 shares held as of March 31, 2013 and 4,446,885 shares held as of March 31, 2012	(100,776)	(78,183)
Retained earnings	727,347	560,839
Accumulated other comprehensive income	40,655	74,093
Total EnerSys stockholders' equity	1,169,401	1,032,195
Nonredeemable noncontrolling interests	5,882	8,620
Total equity	1,175,283	1,040,815
Total liabilities and equity	$1,987,867	$1,924,955

See accompanying notes.

EnerSys

Consolidated Statements of Income
(In Thousands, Except Share and Per Share Data)

	Fiscal year ended March 31,		
	2013	2012	2011
Net sales	$ 2,277,559	$ 2,283,369	$ 1,964,462
Cost of goods sold	1,708,203	1,770,664	1,514,618
Gross profit	569,356	512,705	449,844
Operating expenses	312,324	297,806	259,217
Restructuring charges	7,164	4,988	6,813
Legal proceedings settlement income	—	(900)	—
Operating earnings	249,868	210,811	183,814
Interest expense	18,719	16,484	22,038
Charges related to refinancing	—	—	8,155
Other (income) expense, net	916	3,068	2,177
Earnings before income taxes	230,233	191,259	151,444
Income tax expense	65,275	47,292	38,018
Net earnings	164,958	143,967	113,426
Net losses attributable to noncontrolling interests	(1,550)	(36)	—
Net earnings attributable to EnerSys stockholders	$ 166,508	$ 144,003	$ 113,426
Net earnings per common share attributable to EnerSys stockholders:			
Basic	$ 3.47	$ 2.95	$ 2.30
Diluted	$ 3.42	$ 2.93	$ 2.27
Weighted-average number of common shares outstanding:			
Basic	48,022,005	48,748,205	49,376,132
Diluted	48,635,449	49,216,035	50,044,246

See accompanying notes.

EnerSys

Consolidated Statements of Comprehensive Income
(In Thousands)

	Fiscal year ended March 31,		
	2013	2012	2011
Net earnings	$164,958	$143,967	$113,426
Other comprehensive income (loss):			
Net unrealized gain (loss) on derivative instruments, net of tax	(2,007)	(3,261)	9,470
Pension funded status adjustment, net of tax	(4,187)	(5,470)	1,967
Foreign currency translation adjustment	(28,894)	(32,516)	36,539
Total other comprehensive income (loss), net of tax	(35,088)	(41,247)	47,976
Total comprehensive income	129,870	102,720	161,402
Comprehensive income (loss) attributable to noncontrolling interests	(3,200)	(196)	335
Comprehensive income attributable to EnerSys stockholders	$133,070	$102,916	$161,067

See accompanying notes.

EnerSys

Consolidated Statements of Changes in Stockholders' Equity
(In Thousands)

	Series A Convertible Preferred Stock	Common Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total EnerSys Stockholders' Equity	Non-redeemable Non-controlling Interests	Total Equity
Balance at March 31, 2010	**$—**	**$504**	**$428,579**	**$ (19,800)**	**$303,410**	**$ 67,204**	**$ 779,897**	**$ 4,327**	**$ 784,224**
Stock-based compensation	—	—	9,056	—	—	—	9,056	—	9,056
Exercise of stock options	—	14	17,880	—	—	—	17,894	—	17,894
Tax benefit from stock options	—	—	6,082	—	—	—	6,082	—	6,082
Net earnings	—	—	—	—	113,426	—	113,426	—	113,426
Other comprehensive income:									
Pension funded status adjustment (net of tax expense of $794)	—	—	—	—	—	1,967	1,967	—	1,967
Net unrealized gain (loss) on derivative instruments (net of tax expense of $5,251)	—	—	—	—	—	9,470	9,470	—	9,470
Foreign currency translation adjustment	—	—	—	—	—	36,539	36,539	335	36,874
Balance at March 31, 2011	**$—**	**$518**	**$461,597**	**$ (19,800)**	**$416,836**	**$115,180**	**$ 974,331**	**$ 4,662**	**$ 978,993**
Stock-based compensation	—	—	11,585	—	—	—	11,585	—	11,585
Exercise of stock options	—	4	970	—	—	—	974	—	974
Tax benefit from stock options	—	—	1,772	—	—	—	1,772	—	1,772
Purchase of common stock	—	—	—	(58,383)	—	—	(58,383)	—	(58,383)
Purchase of noncontrolling interests	—	—	(1,000)	—	—	—	(1,000)	—	(1,000)
Noncontrolling interests attributable to the consolidation of fiscal 2012 acquisitions	—	—	—	—	—	—	—	4,020	4,020
Net earnings (excludes $170 of losses attributable to redeemable noncontrolling interests)	—	—	—	—	144,003	—	144,003	134	144,137
Other comprehensive income:									
Pension funded status adjustment (net of tax benefit of $1,841)	—	—	—	—	—	(5,470)	(5,470)	—	(5,470)
Net unrealized gain (loss) on derivative instruments (net of tax benefit of $1,909)	—	—	—	—	—	(3,261)	(3,261)	—	(3,261)
Foreign currency translation adjustment (excludes $36 related to redeemable noncontrolling interests)	—	—	—	—	—	(32,356)	(32,356)	(196)	(32,552)
Balance at March 31, 2012	**$—**	**$522**	**$474,924**	**$ (78,183)**	**$560,839**	**$ 74,093**	**$1,032,195**	**$ 8,620**	**$1,040,815**
Stock-based compensation	—	—	14,737	—	—	—	14,737	—	14,737
Exercise of stock options	—	7	10,026	—	—	—	10,033	—	10,033
Tax benefit from stock options	—	—	1,351	—	—	—	1,351	—	1,351
Purchase of common stock	—	—	—	(22,593)	—	—	(22,593)	—	(22,593)
Purchase of noncontrolling interests	—	—	608	—	—	—	608	(2,739)	(2,131)
Proceeds from noncontrolling interests	—	—	—	—	—	—	—	613	613
Net earnings (excluding $1,429 of losses attributable to redeemable noncontrolling interests)	—	—	—	—	166,508	—	166,508	(121)	166,387
Other comprehensive income:									
Pension funded status adjustment (net of tax benefit of $1,195)	—	—	—	—	—	(4,187)	(4,187)	—	(4,187)
Net unrealized gain (loss) on derivative instruments (net of tax benefit of $1,134)	—	—	—	—	—	(2,007)	(2,007)	—	(2,007)
Foreign currency translation adjustment (excludes ($1,159) related to redeemable noncontrolling interests)	—	—	—	—	—	(27,244)	(27,244)	(491)	(27,735)
Balance at March 31, 2013	**$—**	**$529**	**$501,646**	**$(100,776)**	**$727,347**	**$ 40,655**	**$1,169,401**	**$ 5,882**	**$1,175,283**

See accompanying notes.

EnerSys

Consolidated Statements of Cash Flows (In Thousands)

	Fiscal year ended March 31,		
	2013	2012	2011
Cash flows from operating activities			
Net earnings	$ 164,958	$ 143,967	$ 113,426
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	50,502	50,360	44,393
Write-off of assets related to restructuring activities	3,689	—	—
Derivatives not designated in hedging relationships:			
Net (gains) losses	(2,496)	1,083	—
Cash settlements	(851)	(3,763)	—
Provision for doubtful accounts	998	1,395	1,513
Deferred income taxes	1,673	(3,227)	(3,064)
Non-cash interest expense	8,492	7,983	7,776
Stock-based compensation	14,737	11,585	9,056
Write-off of deferred financing fees	—	—	2,308
Loss (gain) on disposal of fixed assets	170	(432)	—
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	5,421	7,106	(61,892)
Inventory	(921)	(19,655)	(67,250)
Prepaid and other current assets	(15,754)	8,834	(15,658)
Other assets	3,293	(955)	(2,552)
Accounts payable	5,370	(12,377)	42,422
Accrued expenses	2,997	13,505	(3,822)
Other liabilities	2,122	(1,213)	9,803
Net cash provided by operating activities	244,400	204,196	76,459
Cash flows from investing activities			
Capital expenditures	(55,286)	(48,943)	(59,940)
Purchase of businesses, net of cash acquired	—	(23,553)	(32,200)
Proceeds from disposal of property, plant, and equipment	194	76	479
Net cash used in investing activities	(55,092)	(72,420)	(91,661)
Cash flows from financing activities			
Net increase (decrease) in short-term debt	7,435	(462)	3,084
Proceeds from revolving credit borrowings	246,050	111,550	100,000
Repayment of revolving credit borrowings	(325,450)	(132,150)	—
Proceeds from long-term debt—other	5,556	—	6,112
Payments of long-term debt—other	(16,468)	(308)	(212,238)
Deferred financing fees incurred in connection with refinancing prior credit facility	—	—	(3,500)
Capital lease obligations and other	(358)	(1,375)	(111)
Net effect from exercising of stock options and vesting of equity awards	10,033	974	17,894
Excess tax benefits from exercise of stock options and vesting of equity awards	1,351	1,772	6,082
Purchase of treasury stock	(22,593)	(58,383)	—
Purchase of noncontrolling interests	(2,131)	(1,000)	—
Proceeds from noncontrolling interests	613	—	—
Net cash used in financing activities	(95,962)	(79,382)	(82,677)
Effect of exchange rate changes on cash and cash equivalents	(4,488)	(773)	5,706
Net increase (decrease) in cash and cash equivalents	88,858	51,621	(92,173)
Cash and cash equivalents at beginning of year	160,490	108,869	201,042
Cash and cash equivalents at end of year	$ 249,348	$ 160,490	$ 108,869

See accompanying notes.

EnerSys

Notes to Consolidated Financial Statements
March 31, 2013
(In Thousands, Except Share and Per Share Data)

1. Summary of Significant Accounting Policies

Description of Business

EnerSys (the "Company") and its predecessor companies have been manufacturers of industrial batteries for over 100 years. EnerSys is a global leader in stored energy solutions for industrial applications. The Company manufactures markets and distributes industrial batteries and related products such as chargers, power equipment and battery accessories, and provides related after-market and customer-support services for industrial batteries.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and any partially owned subsidiaries that the Company has the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are generally consolidated, investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method, and investments in affiliates of 20% or less are accounted for using the cost method. All intercompany transactions and balances have been eliminated in consolidation.

The Company also consolidates certain subsidiaries in which the noncontrolling interest party has within its control the right to require the Company to redeem all or a portion of its interest in the subsidiary. The redeemable noncontrolling interests are reported at their estimated redemption value. Any adjustment to the redemption value impacts retained earnings but does not impact net income or comprehensive income. Noncontrolling interests which are redeemable only upon future events, the occurrence of which is not currently probable, are recorded at carrying value.

Foreign Currency Translation

Results of foreign operations are translated into U.S. dollars using average exchange rates during the periods. The assets and liabilities are translated into U.S. dollars using exchange rates as of the balance sheet dates. Gains or losses resulting from translating the foreign currency financial statements are accumulated as a separate component of accumulated other comprehensive income ("AOCI") in EnerSys' stockholders' equity and noncontrolling interests.

Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency of the applicable subsidiary are included in the Consolidated Statements of Income, within "Other (income) expense, net", in the year in which the change occurs.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This occurs when risk and title transfers, collectibility is reasonably assured and pricing is fixed and determinable. Shipment terms are either shipping point or destination and do not differ significantly between the Company's business segments. Accordingly, revenue is recognized when risk and title are transferred to the customer. Amounts invoiced to customers for shipping and handling are classified as revenue. Taxes on revenue producing transactions are not included in net sales.

The Company recognizes revenue from the service of its reserve power and motive power products when the respective services are performed.

Accruals are made at the time of sale for sales returns and other allowances based on the Company's historical experience.

Freight Expense

Amounts billed to customers for outbound freight costs are classified as sales in the Consolidated Statements of Income. Costs incurred by the Company for outbound freight costs to customers, inbound and transfer freight are classified in cost of goods sold.

Warranties

The Company's products are warranted for a period ranging from one to twenty years for reserve power batteries and for a period ranging from one to seven years for motive power batteries. The Company provides for estimated product warranty expenses when the related products are sold. The assessment of the adequacy of the reserve includes a review of open claims and historical experience.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased.

Concentration of Credit Risk

Financial instruments that subject the Company to potential concentration of credit risk consist principally of short-term cash investments and trade accounts receivable. The Company invests its cash with various financial institutions and in various investment instruments limiting the amount of credit exposure to any one financial institution or entity. The Company has bank deposits that exceed federally insured limits. In addition, certain cash investments may be made in U.S. and foreign government bonds, or other highly rated investments guaranteed by the U.S. or foreign governments. Concentration of credit risk with respect to trade receivables is limited by a large, diversified customer base and its geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances.

Accounts Receivable

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowance is based on management's estimate of uncollectible accounts, analysis of historical data and trends, as well as reviews of all relevant factors concerning the financial capability of its customers. Accounts receivable are considered to be past due based on how payments are received compared to the customer's credit terms. Accounts are written off when management determines the account is uncollectible.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The cost of inventory consists of material, labor, and associated overhead.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost and include expenditures that substantially increase the useful lives of the assets. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows: 10 to 33 years for buildings and improvements and 3 to 15 years for machinery and equipment.

Maintenance and repairs are expensed as incurred. Interest on capital projects is capitalized during the construction period.

Business Combinations

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. The results of operations of the acquired businesses are included in the Company's operating results from the dates of acquisition.

Goodwill and Other Intangible Assets

Goodwill and indefinite-lived trademarks are tested for impairment at least annually and whenever events or circumstances occur indicating that a possible impairment may have been incurred. Goodwill is tested for impairment by determining the fair value of the Company's reporting units. These estimated fair values are based on financial projections, certain cash flow measures, and market capitalization. The indefinite-lived trademarks are tested for impairment by comparing the carrying value to the fair value based on current revenue projections of the related operations, under the relief from royalty method. Any excess carrying value over the amount of fair value is recognized as impairment. Any impairment would be recognized in full in the reporting period in which it has been identified.

Finite-lived assets such as customer relationships, patents, and non-compete agreements are amortized over their estimated useful lives, generally over periods ranging from 3 to 20 years. The Company reviews the carrying values of these assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated cash flows expected to result from its use and eventual disposition. The Company continually evaluates the reasonableness of the useful lives of these assets.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and other economic factors. In assessing the recoverability of the carrying value of the property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets.

Environmental Expenditures

The Company records a loss and establishes a reserve for environmental remediation liabilities when it is probable that an asset has been impaired or a liability exists and the amount of the liability can be reasonably estimated. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands or settlements that have been received from a regulatory authority or private party, estimates performed by independent engineering companies and outside counsel, available facts existing and proposed technology, the identification of other potentially responsible parties, their ability to contribute and prior experience. These judgments are reviewed quarterly as more information is received and the amounts reserved are updated as necessary. However, the reserves may materially differ from ultimate actual liabilities if the loss contingency is difficult to estimate or if management's judgments turn out to be inaccurate. If management believes no best estimate exists, the minimum probable loss is accrued.

Derivative Financial Instruments

The Company utilizes derivative instruments to mitigate volatility related to interest rates, lead prices and foreign currency exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company recognizes derivatives as either assets or liabilities in the accompanying Consolidated Balance Sheets and measures those instruments at fair value. Changes in the fair value of those instruments are reported in AOCI if they qualify for hedge accounting or in earnings if they do not qualify for hedge accounting. Derivatives qualify for hedge accounting if they are designated as hedge instruments and if the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. Effectiveness is measured on a regular basis using statistical analysis and by comparing the overall changes in the expected cash flows on the lead and foreign currency forward contracts with the changes in the expected all-in cash outflow required for the lead and foreign currency purchases. This analysis is performed on the initial purchases quarterly that cover the quantities hedged. Accordingly, gains and losses from changes in derivative fair value of effective hedges are deferred and reported in AOCI until the underlying transaction affects earnings.

The Company has commodity, foreign exchange and interest rate hedging authorization from the Board of Directors and has established a hedging and risk management program that includes the management of market and counterparty risk. Key risk control activities designed to ensure compliance with the risk management program include, but are not limited to, credit review and approval, validation of transactions and market prices, verification of risk and transaction limits, portfolio stress tests, sensitivity analyses and frequent portfolio reporting, including open positions, determinations of fair value and other risk management metrics.

Market risk is the potential loss the Company and its subsidiaries may incur as a result of price changes associated with a particular financial or commodity instrument. The Company utilizes forward contracts, and swaps as part of its risk management strategies, to minimize unanticipated fluctuations in earnings caused by changes in commodity prices, interest rates and/or foreign currency exchange rates. All derivatives are recognized on the balance sheet at their fair value, unless they qualify for Normal Purchase Normal Sale.

Credit risk is the potential loss the Company may incur due to the counterparty's non-performance. The Company is exposed to credit risk from interest rate, foreign currency and commodity derivatives with financial institutions. The Company has credit policies to manage their credit risk, including the use of an established credit approval process, monitoring of the counterparty positions and the use of master netting agreements.

The Company has elected to offset net derivative positions under master netting arrangements. The Company does not have any positions involving cash collateral (payables or receivables) under a master netting arrangement as of March 31, 2013 and 2012.

The Company does not have any credit-related contingent features associated with its derivative instruments.

Fair Value of Financial Instruments

The fair value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate carrying value due to their short maturities.

The fair value of the Company's $350,000 senior secured revolving credit facility ("2011 Credit Facility"), the 75,000 Chinese Renminbi ("RMB") credit facility ("China Term Loan"), the 273,780 Indian Rupee ("INR") term loan ("India Term Loan") and short-term debt approximate their carrying value, as they are variable rate debt and the terms are comparable to market terms as of the balance sheet dates and are classified as Level 2.

The fair value amounts of the Company's $172,500 senior unsecured 3.375% convertible notes ("Convertible Notes") represent the trading values of the Convertible Notes which is based upon quoted market prices and are classified as Level 2.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Company and its subsidiaries use, as appropriate, a market approach (generally, data from market transactions), an income approach (generally, present value techniques and option-pricing models), and/or a cost approach (generally, replacement cost) to measure the fair value of an asset or liability. These valuation approaches incorporate inputs such as observable, independent market data and/or unobservable data that management believes are predicated on the assumptions market participants would use to price an asset or liability. These inputs may incorporate, as applicable, certain risks such as nonperformance risk, which includes credit risk.

Lead contracts, foreign currency contracts and interest rate contracts generally use an income approach to measure the fair value of these contracts, utilizing readily observable inputs, such as forward interest rates (e.g., London Interbank Offered Rate—"LIBOR") and forward foreign currency exchange rates (e.g., GBP and euro) and commodity prices (e.g., London Metals Exchange), as well as inputs that may not be observable, such as credit valuation adjustments. When observable inputs are used to measure all or most of the value of a contract, the contract is classified as Level 2. Over-the-counter (OTC) contracts are valued using quotes obtained from an exchange, binding and non-binding broker quotes. Furthermore, the Company obtains independent quotes from the market to validate the forward price curves. OTC contracts include forwards, swaps and options. To the extent possible, fair value measurements utilize various inputs that include quoted prices for similar contracts or market-corroborated inputs.

When unobservable inputs are significant to the fair value measurement, a contract is classified as Level 3. The Company did not have any Level 3 positions at March 31, 2013 or March 31, 2012. Additionally, Level 2 fair value measurements include adjustments for credit risk based on the Company's own creditworthiness (for net liabilities) and its counterparties' creditworthiness (for net assets). The Company assumes that observable market prices include sufficient adjustments for liquidity and modeling risks. The Company did not have any contracts that transferred between Level 2 and Level 3 as well as Level 1 and Level 2.

Income Taxes

The Company accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") guidance, which requires deferred tax assets and liabilities be recognized using enacted tax rates to measure the effect of temporary differences between book and tax bases on recorded assets and liabilities. FASB guidance also requires that deferred tax assets be reduced by a valuation allowance, if it is more likely than not some portion or all of the deferred tax assets will not be recognized.

The Company evaluates on a quarterly basis its ability to realize deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

In accordance with FASB guidance on accounting for uncertainty in income taxes, the Company evaluates tax positions to determine whether the benefits of tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, the Company recognizes the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. For tax positions that are not more likely than not of being sustained upon audit, the Company does not recognize any portion of the benefit. If the more likely than not threshold is not met in the period for which a tax position is taken, the Company may subsequently recognize the benefit of that tax position if the tax matter is effectively settled, the statute of limitations expires, or if the more likely than not threshold is met in a subsequent period.

Deferred Financing Fees

Debt issuance costs that are incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness, adjusted to reflect any early repayments.

Retirement Plans

The Company accounts for retirement plans in accordance with FASB guidance on employers' accounting for defined benefit pension plans, which requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status, and to measure a defined benefit postretirement plan's assets and obligations that determine its funded status as of the balance sheet date.

The Company uses certain assumptions in the calculation of the actuarial valuations of its defined benefit plans. These assumptions include discount rate, rates of increase in compensation levels and expected long-term rates of return of plan assets. If actual results are less favorable than those projected by the Company, additional expense may be required.

Stock-Based Compensation Plans

The Company measures the cost of employee services received in exchange for the award of an equity instrument based on the grant-date fair value of the award, with such cost recognized over the applicable vesting period.

Market Share Units

The fair value of the market share units is estimated at the date of grant using a binomial lattice model with the following assumptions: a risk-free interest rate, dividend yield, time to maturity and expected volatility. These units vest and are settled in common stock on the third anniversary of the date of grant. Market share units are converted into between zero and two shares of common stock for each unit granted at the end of a three-year performance cycle. The conversion ratio is calculated by dividing the average closing share price of the Company's common stock during the ninety calendar days immediately preceding the vesting date by the average closing share price of the Company's common stock during the ninety calendar days immediately preceding the grant date, with the resulting quotient capped at two. This quotient is then multiplied by the number of market share units granted to yield the number of shares of common stock to be delivered on the vesting date. The Company recognizes compensation expense using the straight-line method over the life of the market share units.

Restricted Stock Units

The fair value of restricted stock units is based on the closing market price of the Company's common stock on the date of grant. These awards generally vest, and are settled in common stock, at 25% per year, over a four-year period from the date of grant. The Company recognizes compensation expense using the straight-line method over the life of the restricted stock units.

Stock Options

The fair value of the options granted is estimated at the date of grant using the Black-Scholes option-pricing model utilizing assumptions based on historical data and current market data. The assumptions include expected term of the options, risk-free interest rate, expected volatility, and dividend yield. The expected term represents the expected amount of time that options granted are expected to be outstanding, based on historical and forecasted exercise behavior. The risk-free rate is based on the rate at the grant date of zero-coupon U.S. Treasury Notes with a term equal to the expected term of the option. Expected volatility is estimated using historical volatility rates based on historical weekly price changes. The Company's dividend yield is based on historical data. The Company recognizes compensation expense using the straight-line method over the vesting period of the options.

Earnings Per Share

Basic earnings per common share ("EPS") are computed by dividing net earnings attributable to EnerSys stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. At March 31, 2013, 2012 and 2011, the Company had outstanding stock options, restricted stock units, market share units and Convertible Notes, which could potentially dilute basic earnings per share in the future.

Segment Reporting

FASB guidance defines that a segment for reporting purposes is based on the financial performance measures that are regularly reviewed by the chief operating decision maker to assess segment performance and to make decisions about a public entity's allocation of resources. Based on this guidance, the Company reports its segment results based upon the three geographical regions of operations.

- **Americas**, which includes North and South America, with segment headquarters in Reading, Pennsylvania, USA,
- **EMEA**, which includes Europe, the Middle East and Africa, with segment headquarters in Zurich, Switzerland, and
- **Asia**, which includes Asia, Australia and Oceania, with segment headquarters in Singapore.

New Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" requiring entities to present net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminated the option to present components of other comprehensive income as part of the statement of shareholders' equity. This guidance became effective for the Company in the first quarter of fiscal 2013 and did not have an impact on its financial statements other than the change in presentation.

In February 2013, the FASB finalized the disclosure requirements on how entities should present financial information about reclassification adjustments from accumulated other comprehensive income in ASU No. 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross-reference to the related footnote for additional information. The disclosures required by this amendment are effective for public entities for fiscal years and interim periods within those years beginning after December 15, 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Acquisitions

In fiscal 2012, the Company completed the following four acquisitions with a combined net purchase price of $23,553, using cash on hand.

The Company obtained a controlling financial interest in Powertech Batteries (which is a part of Allied Electronics Corporation Limited (Altron)), in South Africa to produce and market batteries for industrial applications which would serve both reserve power and motive power customers across sub-Saharan Africa, including South Africa.

The Company obtained a controlling financial interest in EAS Germany GmbH, to produce large format lithium-ion battery cells with GAIA Akkumulatorenwerke GmbH ("GAIA"), a wholly owned subsidiary of Lithium Technology Corporation ("LTC").

The Company obtained a controlling financial interest in Energy Leader Batteries India Limited in India to serve both reserve and motive power customers in India.

The Company also acquired Industrial Battery Holding S.A., the parent company of EnerSystem, a market leader in the South American motive power and reserve power battery markets, with headquarters in Buenos Aires, Argentina and with manufacturing plants in Argentina and Brazil as well as operations in Chile.

The Company finalized purchase accounting for these acquisitions in fiscal 2013. These adjustments in the aggregate were not significant to the financial statements.

The Company acquired intangible assets, in connection with each of the fiscal 2012 acquisitions, including trademarks, customer relationships, technology and goodwill. Trademarks were valued at $2,000, non-compete agreements at $500, customer relationships at $3,400 and technology at $4,265. Customer relationships, non-compete agreements and technology were assigned finite useful lives and amortization is recorded over the economic life of the intangibles. Goodwill relating to these acquisitions was recorded at $16,764.

The results of these acquisitions have been included in the Company's results of operations from the dates of their respective acquisitions. Pro forma earnings per share computations have not been presented as these acquisitions are not considered material.

In fiscal 2011, the Company made three acquisitions, the most significant of which was the acquisition of the lithium-ion battery business, ABSL Power Solutions Ltd ("ABSL"), which was completed on February 28, 2011. The purchase price paid for these transactions, net of cash received, was $32,200 and was financed using cash on hand. The Company acquired intangible assets, in connection with the ABSL acquisition, including trademarks, customer relationships, technology and goodwill. Trademarks were valued at $1,774, customer relationships at $3,547 and technology at $2,741. Customer relationships and technology were assigned finite useful lives and amortization is recorded over the economic life of the intangibles. Goodwill relating to the acquisition of ABSL was recorded at $15,342.

These acquisitions and investments provide the Company with an expanded geographic presence and advanced technology products for use in high integrity applications in telecommunications, utilities, rail, material handling and mining, as well as other sectors.

3. Inventories

Net inventories consist of:

	March 31,	
	2013	2012
Raw materials	$ 88,787	$100,538
Work-in-process	113,119	111,629
Finished goods	152,035	149,607
Total	$353,941	$361,774

Inventory reserves for obsolescence and other estimated losses, mainly relating to finished goods, were $17,372 and $14,831 at March 31, 2013 and 2012, respectively, and have been included in the net amounts shown above.

4. Property, Plant, and Equipment

Property, plant, and equipment consist of:

	March 31,	
	2013	2012
Land, buildings, and improvements	$ 206,610	$ 201,038
Machinery and equipment	528,546	511,599
Construction in progress	25,139	29,779
	760,295	742,416
Less accumulated depreciation	(410,169)	(389,201)
Total	$ 350,126	$ 353,215

Depreciation expense for the fiscal years ended March 31, 2013, 2012 and 2011 totaled $47,876, $48,532, and $43,517, respectively. Interest capitalized in connection with major construction projects amounted to $619, $797, and $1,292 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

5. Goodwill and Other Intangible Assets

Information regarding the Company's other intangible assets are as follows:

	March 31,					
	2013			2012		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Indefinite-lived intangible assets:						
Trademarks	$ 86,298	$ (953)	$ 85,345	$ 86,745	$ (953)	$ 85,792
Finite-lived intangible assets:						
Customer relationships	14,016	(3,994)	10,022	14,330	(2,839)	11,491
Non-compete	2,558	(1,524)	1,034	2,602	(1,224)	1,378
Patents	5,383	(1,237)	4,146	5,230	(615)	4,615
Trademarks	2,004	(727)	1,277	2,003	(643)	1,360
Licenses	2,527	(650)	1,877	2,640	(194)	2,446
Total	$112,786	$(9,085)	$103,701	$113,550	$(6,468)	$107,082

The Company's amortization expense related to finite-lived intangible assets was $2,626, $1,828, and $876, for the years ended March 31, 2013, 2012 and 2011, respectively. The expected amortization expense based on the finite-lived intangible assets as of March 31, 2013, is $2,160 in 2014, $2,045 in 2015, $2,013 in 2016, $1,799 in 2017 and $1,432 in 2018.

The changes in the carrying amount of goodwill by reportable segment are as follows:

	Fiscal year ended March 31, 2013			
	EMEA	Americas	Asia	Total
Balance at beginning of year	$173,442	$150,754	$28,541	$352,737
Adjustments related to the finalization of purchase accounting for fiscal 2012 acquisitions	155	230	(20)	365
Foreign currency translation adjustment	(6,889)	(953)	239	(7,603)
Balance at end of year	$166,708	$150,031	$28,760	$345,499

	Fiscal year ended March 31, 2012			
	EMEA	Americas	Asia	Total
Balance at beginning of year	$177,881	$143,225	$22,560	$343,666
Goodwill acquired during the year	3,164	7,973	5,262	16,399
Adjustments related to the finalization of purchase accounting for fiscal 2011 acquisitions	374	5	—	379
Foreign currency translation adjustment	(7,977)	(449)	719	(7,707)
Balance at end of year	$173,442	$150,754	$28,541	$352,737

During fiscal 2013, the Company retroactively adjusted the fair value of the redeemable noncontrolling interests by approximately $5,676 relating to the Powertech Batteries and Energy Leader Batteries India Limited acquisitions and increased the corresponding goodwill associated with these transactions as of March 31, 2012. In addition, the Company adjusted nonredeemable noncontrolling interests by an amount of $4,106 to properly account for the redeemable noncontrolling interests.

The Company estimated tax-deductible goodwill to be approximately $10,444 and $12,745 as of March 31, 2013 and 2012, respectively.

6. Prepaid and Other Current Assets

Prepaid and other current assets consist of the following:

	March 31,	
	2013	2012
Prepaid non-income taxes	$27,525	$23,737
Prepaid income taxes	16,145	7,716
Non-trade receivables	6,096	8,247
Other	14,053	12,693
Total	$63,819	$52,393

7. Accrued Expenses

Accrued expenses consist of the following:

	March 31,	
	2013	2012
Payroll and benefits	$ 52,484	$ 55,595
Accrued selling expenses	28,896	26,269
Warranty	20,079	19,274
Income taxes payable	19,273	16,979
Freight	11,768	12,314
VAT and other non-income taxes	10,438	10,966
Deferred income	7,789	12,057
Lead forward contracts	2,832	—
Interest	2,171	2,040
Pension and social security	1,787	1,696
Restructuring	1,959	1,186
Interest rate swaps	654	3,628
Other	31,534	26,399
Total	$191,664	$188,403

8. Debt

Summary of Long-Term Debt

The following summarizes the Company's long-term debt:

	March 31,	
	2013	2012
3.375% Convertible Notes, net of discount, due 2038	$155,273	$148,272
2011 Credit Facility due 2016	—	79,400
China Term Loan due 2017	—	6,034
India Term Loan due 2017	—	5,383
Other	—	40
	155,273	239,129
Less current portion	—	2,540
Total long-term debt	$155,273	$236,589

2011 Senior Secured Revolving Credit Facility

On March 29, 2011, the Company entered into a $350,000 senior secured revolving credit facility ("2011 Credit Facility"). The 2011 Credit Facility matures on March 31, 2016. This facility includes an early termination provision under which the Company is required to meet a liquidity test in February 2015 related to its capacity to meet certain potential obligations related to the Convertible Notes in June 2015. Borrowings under the 2011 Credit Facility bear interest at a floating rate based, at the Company's option, upon (i) LIBOR plus an applicable percentage (currently 1.25%), (ii) the greater of the Federal Funds rate plus 0.50% or the prime rate, or one-month LIBOR plus 1.0%, plus an applicable percentage (currently 0.25%). There are no prepayment penalties on loans under the 2011 Credit Facility. There was no balance outstanding as of March 31, 2013.

Obligations under the 2011 Credit Facility are secured by substantially all of the Company's existing and future acquired assets, including substantially all of the capital stock of the Company's United States subsidiaries that are guarantors under the credit facility, and 65% of the capital stock of certain of the Company's foreign subsidiaries that are owned by the Company's United States companies.

China Term Loan

During the fourth quarter of fiscal 2011, the Company completed the financing of the China Term Loan. This was a six-year term loan to provide a portion of the capital requirements for the Company's operations in China. This term loan was paid in full during the fourth quarter of fiscal 2013.

India Term Loan

During the fourth quarter of fiscal 2012, the Company obtained a controlling financial interest in Energy Leader Batteries India Limited in India. The Company assumed the India Term Loan at the date of acquisition. The loan was paid in full during the third quarter of fiscal 2013 and was replaced with a short-term borrowing. The amount outstanding as of March 31, 2013, on the short-term borrowings was $15,077.

Senior Unsecured 3.375% Convertible Notes

On May 28, 2008, the Company completed a registered offering of $172,500 aggregate principal amount of senior unsecured 3.375% Convertible Notes Due 2038 ("Convertible Notes") (see prospectus and supplemental indenture dated May 28, 2008). The Company received net proceeds of $168,200 after the deduction of commissions and offering expenses. The Company used all of the net proceeds to repay a portion of its then existing senior secured credit facility.

The Convertible Notes are general senior unsecured obligations and rank equally with the Company's existing and future senior unsecured obligations and are junior to any of the Company's future secured obligations to the extent of the value of the collateral securing such obligations. The Convertible Notes are not guaranteed, and are structurally subordinate in right of payment to, all of the (i) existing and future indebtedness and other liabilities of the Company's subsidiaries and (ii) preferred stock of the Company's subsidiaries to the extent of their respective liquidation preferences.

The Convertible Notes require the semi annual payment of interest in arrears on June 1 and December 1 of each year beginning December 1, 2008, at 3.375% per annum on the principal amount outstanding. The Convertible Notes will accrete principal beginning on June 1, 2015 and will bear contingent interest, if any, beginning with the six-month interest period commencing on June 1, 2015 under certain circumstances. The Convertible Notes will mature on June 1, 2038. Prior to maturity, the holders may convert their Convertible Notes into shares of the Company's common stock at any time after March 1, 2015 or prior to that date under certain circumstances. When issued, the initial conversion rate was 24.6305 shares per $1,000 principal amount of Convertible Notes, which was equivalent to an initial conversion price of $40.60 per share. It is the Company's current intent to settle the principal amount of any conversions in cash, and any additional conversion consideration in cash, shares of EnerSys common stock or a combination of cash and shares. The Convertible Notes will mature on June 1, 2038, unless earlier converted, redeemed or repurchased.

At any time after June 6, 2015, the Company may at its option redeem the Convertible Notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of Convertible Notes to be redeemed, plus any accrued and unpaid interest. A holder of Convertible Notes may require the Company to repurchase some or all of the holder's Convertible Notes for cash upon the occurrence of a fundamental change as defined in the indenture and on each of June 1, 2015, 2018, 2023, 2028 and 2033 at a price equal to 100% of the principal amount of the Convertible Notes being repurchased, plus accrued and unpaid interest, if any, in each case. If applicable, the Company will pay a make-whole premium on Convertible Notes converted in connection with certain fundamental changes that occur prior to June 6, 2015. The amount of the make-whole premium, if any, will be based on the Company's stock price and the effective date of the fundamental change. The indenture contains a detailed description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various stock prices. No make-whole premium would be paid if the price of the Common Stock on the effective date of the fundamental change is less than $29.00. Any make-whole premium will be payable in shares of Common Stock (or the consideration into which the Company's Common Stock has been exchanged in the fundamental change) on the conversion date for the Convertible Notes converted in connection with the fundamental change.

The Convertible Notes were issued in an offering registered under the Securities Act of 1933, as amended ("Securities Act").

In accordance with FASB guidance on the accounting for convertible debt instruments that may be settled in cash upon conversion (including partial settlement), the liability and equity components are separated in a manner that will reflect the entity's non-convertible debt borrowing rate when interest expense is recognized in subsequent periods.

The following represents the principal amount of the liability component, the unamortized discount, and the net carrying amount of our Convertible Notes as of March 31, 2013 and 2012, respectively:

	March 31, 2013	March 31, 2012
Principal	$172,500	$172,500
Unamortized discount	(17,227)	(24,228)
Net carrying amount	$155,273	$148,272
Carrying amount of equity component	$ 29,850	$ 29,850

As of March 31, 2013, the remaining discount will be amortized over a period of 26 months. The conversion price of the $172,500 in aggregate principal amount of the Convertible Notes is $40.60 per share and the number of shares on which the aggregate consideration to be delivered upon conversion is 4,248,761.

The effective interest rate on the liability component of the Convertible Notes was 8.50%. The amount of interest cost recognized for the amortization of the discount on the liability component of the Convertible Notes was $7,001, $6,435 and $5,917, respectively, for the fiscal years ended March 31, 2013, 2012 and 2011.

As of March 31, 2013 and 2012, the Company had available and undrawn, under all its lines of credit, $469,123 and $377,230, respectively. Included in the March 31, 2013 and 2012 amounts are $120,373 and $95,340, respectively, of uncommitted lines of credit.

The Company paid $10,056, $8,933 and $16,101, net of interest received, for interest during the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

The Company's financing agreements contain various covenants, which, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit the Company's ability to conduct certain specified business transactions including incurring debt, mergers, consolidations or similar transactions, buying or selling assets out of the ordinary course of business, engaging in sale and leaseback transactions, paying dividends and certain other actions. The Company is in compliance with all such covenants.

Short-Term Debt

As of March 31, 2013 and 2012, the Company had $22,702 and $16,042, respectively, of short-term borrowings from banks. The weighted-average interest rates on these borrowings were approximately 9% for each of the fiscal years ended March 31, 2013 and 2012.

Letters of Credit

As of March 31, 2013 and 2012, the Company had $11,854 and $9,108, respectively, of standby letters of credit outstanding under the 2011 Credit Facility and other credit arrangements.

Deferred Financing Fees

In fiscal 2011, in connection with the refinancing of the Company's previous credit facility, the Company wrote off $2,308 of unamortized deferred financing fees associated with the previous Credit Facility, and incurred $3,500 in new deferred financing fees.

Deferred financing fees, net of accumulated amortization, totaled $3,355 and $4,634 as of March 31, 2013 and 2012, respectively. Amortization expense, relating to deferred financing fees, included in interest expense was $1,279, $1,278, and $1,861 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

9. Leases

The Company's future minimum lease payments under capital and operating leases that have noncancelable terms in excess of one year as of March 31, 2013 are as follows:

	Capital Leases	Operating Leases
2014	$330	$19,433
2015	130	14,129
2016	48	10,312
2017	27	6,793
2018	14	4,714
Thereafter	—	8,606
Total minimum lease payments	549	$63,987
Amounts representing interest	34	
Net minimum lease payments, including current portion of $311	$515	

Rental expense was $33,090, $31,619, and $28,047 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. Amortization of capitalized leased assets is included in depreciation expense. Certain operating lease agreements contain renewal or purchase options and/or escalation clauses.

10. Other Liabilities

Other liabilities consist of the following:

	March 31,	
	2013	2012
Pension and profit sharing obligation	$34,554	$30,752
Warranty	22,512	22,793
Long-term income taxes liabilities	17,165	13,520
Deferred income	6,285	6,094
Interest rate swap liabilities	—	244
Other	9,902	19,065
Total	$90,418	$92,468

11. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following valuation techniques to measure fair value for its financial assets and financial liabilities:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following tables represent the financial assets and (liabilities), measured at fair value on a recurring basis as of March 31, 2013 and March 31, 2012 and the basis for that measurement:

	Total Fair Value Measurement March 31, 2013	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	$ (654)	$—	$ (654)	$—
Lead forward contracts	(2,832)	—	(2,832)	—
Foreign currency forward contracts	(11)	—	(11)	—
Total derivatives	$(3,497)	$—	$(3,497)	$—

	Total Fair Value Measurement March 31, 2012	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	$(3,872)	$—	$(3,872)	$—
Lead forward contracts	(851)	—	(851)	—
Foreign currency forward contracts	782	—	782	—
Total derivatives	$(3,941)	$—	$(3,941)	$—

The fair values of interest rate swap agreements are based on observable prices as quoted for receiving the variable three-month LIBOR and paying fixed interest rates and, therefore, were classified as Level 2.

The fair values of lead forward contracts are calculated using observable prices for lead as quoted on the London Metal Exchange ("LME") and, therefore, were classified as Level 2.

The fair values for foreign currency forward contracts are based upon current quoted market prices and are classified as Level 2 based on the nature of the underlying market in which these derivatives are traded.

Financial Instruments

The fair values of the Company's cash and cash equivalents accounts receivable and accounts payable approximate carrying value due to their short maturities.

The fair values of the Company's 2011 Credit Facility, the China Term Loan, the India Term Loan and short-term debt approximate their carrying value, as they are variable rate debt and the terms are comparable to market terms as of the balance sheet dates. The China Term Loan and the India Term Loan were repaid in full as of March 31, 2013.

The Convertible Notes, with a face value of $172,500, were issued when the Company's stock price was trading at $30.19 per share. On March 31, 2013, the Company's stock price closed at $45.58 per share. The Convertible Notes have a conversion option at $40.60 per share. The fair value of these notes represent the trading values based upon quoted market prices and are classified as Level 2. The Convertible Notes were trading at 126% of face value on March 31, 2013, and 116% of face value on March 31, 2012.

The carrying amounts and estimated fair values of the Company's derivatives and Convertible Notes at March 31, 2013 and 2012 were as follows:

	March 31, 2013		March 31, 2012	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Derivatives[1]	$ 241	$ 241	$ 812	$ 812
Financial liabilities:				
Convertible Notes	$155,273[2]	$217,350[3]	$148,272[2]	$200,100[3]
Derivatives[1]	3,738	3,738	4,753	4,753

(1) Represents interest rate swap agreements, lead and foreign currency hedges (see Note 12 for asset and liability positions of the interest rate swap agreements, lead and foreign currency hedges at March 31, 2013 and March 31, 2012).

(2) The carrying amounts of the Convertible Notes at March 31, 2013 and March 31, 2012 represent the $172,500 principal value, less the unamortized debt discount (see Note 8).

(3) The fair value amounts of the Convertible Notes represent the trading values of the Convertible Notes with a principal value of $172,500 at March 31, 2013 and March 31, 2012.

12. Derivative Financial Instruments

The Company utilizes derivative instruments to reduce its exposure to commodity price, foreign exchange risks and interest rates, under established procedures and controls. The Company does not enter into derivative contracts for speculative purposes. The Company's agreements are with creditworthy financial institutions and the Company anticipates performance by counterparties to these contracts and therefore no material loss is expected.

Derivatives in Cash Flow Hedging Relationships

Lead Hedge Forward Contracts

The Company enters into lead hedge forward contracts to fix the price for a portion of lead purchases. Management considers the lead hedge forward contracts to be effective against changes in the cash flows of the underlying lead purchases. The vast majority of such contracts are for a period not extending beyond one year and the notional amounts at March 31, 2013 and 2012 were 56.3 million pounds and 60.0 million pounds, respectively.

Foreign Currency Forward Contracts

The Company purchases lead and other commodities in certain countries where the foreign currency exposure is different from the functional currency of that country. The Company uses foreign currency forward contracts to hedge a portion of the Company's foreign currency exposures for lead as well as well as other foreign currency exposures so that gains and losses on these contracts offset changes in the underlying foreign currency denominated exposures. The vast majority of such contracts are for a period not extending beyond one year. As of March 31, 2013 and 2012, the Company had entered into a total of $51,366 and $42,121, respectively, of such contracts.

In the coming twelve months, the Company anticipates that $1,389 of pretax loss relating to lead and foreign currency forward contracts will be reclassified from AOCI as part of cost of goods sold. This amount represents the current unrealized impact of hedging lead and foreign exchange rates, which will change as market rates change in the future, and will ultimately be realized in the income statement as an offset to the corresponding actual changes in lead costs to be realized in connection with the variable lead cost and foreign exchange rates being hedged.

Derivatives not Designated in Hedging Relationships

Interest Rate Swap Agreements

As of March 31, 2013 and March 31, 2012, the Company maintained interest rate swap agreements that converted $65,000 and $85,000, respectively, of variable-rate debt to a fixed-rate basis, utilizing the three-month LIBOR, as a floating rate reference. These agreements, which expired in May 2013, no longer qualified for hedge accounting at the end of fiscal 2011 as a result of the refinancing of the Company's previous credit facility. The Company recorded expense relating to changes in the fair value of these agreements in the Consolidated Statements of Income, within other (income) expense, net of $101 and $977 during fiscal 2013 and 2012, respectively. In fiscal 2011, the changes in the fair value of these agreements were recorded in AOCI.

Foreign Currency Forward Contracts

The Company also enters into foreign currency forward contracts to economically hedge foreign currency fluctuations on intercompany loans and foreign currency denominated receivables and payables. These are not designated as hedging instruments and changes in fair value of these instruments are recorded directly in the Consolidated Statements of Income. As of March 31, 2013 and 2012, the notional amount of these contracts was $21,749 and $11,410, respectively. The Company recorded (income) expense in the Consolidated Statements of Income within other (income) expense, net of ($2,597) and $106 during fiscal 2013 and 2012, respectively. There were no such contracts in fiscal 2011.

Presented below in tabular form is information on the location and amounts of derivative fair values in the Consolidated Balance Sheets and derivative gains and losses in the Consolidated Statements of Income:

Fair Value of Derivative Instruments
March 31, 2013 and 2012

	Derivatives and Hedging Activities Designated as Cash Flow Hedges		Derivatives and Hedging Activities Not Designated as Hedging Instruments	
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Prepaid and other current assets				
Foreign currency forward contracts	$ —	$670	$241	$ 112
Other assets				
Lead hedge forward contracts	—	30	—	—
Total assets	$ —	$700	$241	$ 112
Accrued expenses				
Interest rate swap agreements	$ —	$—	$654	$3,628
Lead hedge forward contracts	2,832	881	—	—
Foreign currency forward contracts	252	—	—	—
Other liabilities				
Interest rate swap agreements	—	—	—	244
Total liabilities	$3,084	$881	$654	$3,872

The Effect of Derivative Instruments on the Consolidated Statements of Income
For the fiscal year ended March 31, 2013

Derivatives Designated as Cash Flow Hedges	Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Lead hedge forward contracts	$1,623	Cost of goods sold	$3,309
Foreign currency forward contracts	248	Cost of goods sold	1,703
Total	$1,871		$5,012

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Gain (Loss)
Interest rate swap contracts	Other (income) expense, net	$ (101)
Foreign currency forward contracts	Other (income) expense, net	2,597
Total		$2,496

The Effect of Derivative Instruments on the Consolidated Statements of Income
For the fiscal year ended March 31, 2012

Derivatives Designated as Cash Flow Hedges	Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Lead hedge forward contracts	$(9,731)	Cost of goods sold	$ (831)
Foreign currency forward contracts	(152)	Cost of goods sold	(3,882)
Total	$(9,883)		$(4,713)

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Gain (Loss)
Interest rate swap contracts	Other (income) expense, net	$ (977)
Foreign currency forward contracts	Other (income) expense, net	(106)
Total		$(1,083)

The Effect of Derivative Instruments on the Consolidated Statements of Income
For the fiscal year ended March 31, 2011

Derivatives in a Cash Flow Hedging Relationship	Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Interest rate swap contracts	$(2,835)	Interest expense	$(6,698)
Lead hedge forward contracts	15,930	Cost of goods sold	6,417
Foreign currency forward contracts	(4,031)	Cost of goods sold	471
Total	$ 9,064		$ 190

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Gain (Loss)
Interest rate swap contracts	Charges related to refinancing	$(5,847)

13. Income Taxes

Income tax expense is composed of the following:

	Fiscal year ended March 31,		
	2013	2012	2011
Current:			
Federal	$38,480	$30,459	$24,232
State	5,684	3,778	2,736
Foreign	19,438	16,282	14,114
Total current	63,602	50,519	41,082
Deferred:			
Federal	3,915	(1,609)	(1,358)
State	214	(962)	2,010
Foreign	(2,456)	(656)	(3,716)
Total deferred	1,673	(3,227)	(3,064)
Income tax expense	$65,275	$47,292	$38,018

Earnings before income taxes consists of the following:

	Fiscal year ended March 31,		
	2013	2012	2011
United States	$107,191	$ 87,597	$ 57,710
Foreign	123,042	103,662	93,734
Earnings before income taxes	$230,233	$191,259	$151,444

Income taxes paid by the Company for the fiscal years ended March 31, 2013, 2012 and 2011 were $64,210, $38,482 and $41,800, respectively.

The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

	March 31,	
	2013	2012
Deferred tax assets:		
Accounts receivable	$ 660	$ 1,111
Inventories	4,345	6,707
Net operating loss carryforwards	67,834	71,773
Accrued expenses	32,773	26,997
Other assets	9,703	10,228
Gross deferred tax assets	115,315	116,816
Less valuation allowance	(54,542)	(56,359)
Total deferred tax assets	60,773	60,457
Deferred tax liabilities:		
Property, plant and equipment	28,985	30,957
Other intangible assets	48,142	46,628
Convertible Notes	22,386	21,616
Other liabilities	865	2,400
Total deferred tax liabilities	100,378	101,601
Net deferred tax liabilities	$ (39,605)	$ (41,144)

The Company has approximately $3,213 in United States federal net operating loss carryforwards, all of which are limited by Section 382 of the Internal Revenue Code, that begin to expire in the year ending 2023. The Company has approximately $235,623 of net operating loss carryforwards at March 31, 2013 that relate to the Company's foreign subsidiaries. Some of these net operating loss carryforwards have an unlimited life, while others expire at various times over the next 20 years. In addition, the Company also had approximately $35,751 of net operating loss carryforwards for state tax purposes that expire at various times over the next 20 years.

During the current fiscal year, the Company reversed a valuation allowance against certain federal net operating losses that were limited by Section 382. The amount of the valuation allowance reversal was $793. The Company has also recorded a valuation allowance for net deferred tax assets in certain foreign and state tax jurisdictions, primarily related to net operating loss carryforwards, due to the significant losses incurred in these tax jurisdictions. As of March 31, 2013 and 2012 the valuation allowance associated with certain foreign tax jurisdictions was $52,781 and $53,206, respectively. As of March 31, 2013 and 2012 the valuation allowance associated with the state tax jurisdictions was $1,761 and $2,360, respectively. During the fiscal years ended March 31, 2013 and 2012, the Company recorded tax benefits of $1,866 and $2,940, respectively, due to the utilization of net operating loss carryforwards in certain foreign subsidiaries.

A reconciliation of income taxes at the statutory rate to the income tax provision is as follows:

	Fiscal year ended March 31,		
	2013	**2012**	**2011**
United States statutory income tax expense (at 35%)	$ 80,581	$ 66,962	$ 53,005
Increase (decrease) resulting from:			
State income taxes, net of federal effect	3,742	1,592	3,035
Nondeductible expenses, domestic manufacturing deduction and other	7,664	1,587	(1,848)
Effect of foreign operations	(27,883)	(20,028)	(14,841)
Valuation allowance	1,171	(2,821)	(1,333)
Income tax expense	$ 65,275	$ 47,292	$ 38,018

The effective income tax rate was 28.4% in fiscal 2013, compared to 24.7% in fiscal 2012 and 25.1% in fiscal 2011.

At March 31, 2013, the Company has not recorded United States income or foreign withholding taxes on approximately $598,500 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the United States because the Company currently plans to keep these amounts permanently invested overseas. It is not practical to calculate the income tax expense that would result upon repatriation of these earnings.

The Company recognizes and measures uncertain tax positions taken, or expected to be taken, in a tax return in accordance with FASB guidance on accounting for uncertainty in income taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits under FASB guidance is as follows:

March 31, 2010	$10,750
Increases related to current year tax positions	2,896
Increases related to prior year tax positions	324
Increases related to prior year tax positions due to foreign currency translation	122
Decreases related to prior year tax position settled	(3,145)
Lapse of statute of limitations	(302)
March 31, 2011	10,645
Increases related to current year tax positions	5,032
Increases related to prior year tax positions	182
Decreases related to prior year tax positions due to foreign currency translation	(28)
Lapse of statute of limitations	(2,886)
March 31, 2012	12,945
Increases related to current year tax positions	6,296
Increases related to prior year tax positions	969
Increases related to prior year tax positions due to foreign currency translation	245
Lapse of statute of limitations	(3,970)
March 31, 2013	$16,485

All of the balance of unrecognized tax benefits at March 31, 2013 and 2012, if recognized, would be included in the Company's Consolidated Statements of Income and have a favorable impact on both the Company's net earnings and effective tax rate.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2009.

The Company anticipates that it is reasonably possible that a portion of the March 31, 2013 balance of the unrecognized tax benefits could be recognized within the next twelve months due to the expiration of the relevant statutes of limitations. An estimate of the range of the adjustments cannot be made at this time.

The Company recognizes tax related interest and penalties in income tax expense in its Consolidated Statements of Income. As of March 31, 2013 and 2012, the Company had an accrual of $680 and $575, respectively, for interest and penalties.

14. Retirement Plans

Defined Benefit Plans

The Company provides retirement benefits to substantially all eligible salaried and hourly employees. The Company uses a measurement date of March 31 for its pension plans.

Net periodic pension cost for fiscal 2013, 2012 and 2011, includes the following components:

	United States Plans			International Plans		
	Fiscal year ended March 31,			Fiscal year ended March 31,		
	2013	2012	2011	2013	2012	2011
Service cost	$ 349	$ 285	$ 250	$ 679	$ 645	$ 603
Interest cost	649	668	646	2,377	2,504	2,503
Expected return on plan assets	(756)	(706)	(624)	(1,851)	(1,787)	(1,615)
Amortization and deferral	393	238	248	209	32	53
Net periodic benefit cost	$ 635	$ 485	$ 520	$ 1,414	$ 1,394	$ 1,544

The following table sets forth a reconciliation of the related benefit obligation, plan assets, and accrued benefit costs related to the pension benefits provided by the Company for those employees covered by defined benefit plans:

	United States Plans		International Plans	
	March 31,		March 31,	
	2013	2012	2013	2012
Change in projected benefit obligation				
Benefit obligation at the beginning of the period	$14,040	$11,903	$53,895	$48,881
Service cost	349	285	679	645
Interest cost	649	668	2,377	2,504
Benefits paid, inclusive of plan expenses	(664)	(615)	(1,667)	(1,709)
Plan settlements	—	—	—	(40)
Experience loss	1,537	1,799	7,099	5,442
Foreign currency translation adjustment	—	—	(2,507)	(1,828)
Benefit obligation at the end of the period	$15,911	$14,040	$59,876	$53,895

	United States Plans		International Plans	
	March 31,		March 31,	
	2013	2012	2013	2012
Change in plan assets				
Fair value of plan assets at the beginning of the period	$ 9,192	$ 8,746	$ 26,942	$ 25,779
Actual return on plan assets	843	420	4,024	1,555
Employer contributions	963	641	1,639	1,505
Benefits paid, inclusive of plan expenses	(664)	(615)	(1,667)	(1,709)
Plan settlements	—	—	—	(40)
Foreign currency translation adjustment	—	—	(1,470)	(148)
Fair value of plan assets at the end of the period	$10,334	$ 9,192	$ 29,468	$ 26,942
Funded status deficit	$ (5,577)	$(4,848)	$(30,408)	$(26,953)

	March 31,	
	2013	2012
Amounts recognized in the consolidated balance sheets consist of:		
Other assets	$ —	$ 260
Accrued expenses	(1,431)	(1,309)
Other liabilities	(34,554)	(30,752)
	$(35,985)	$(31,801)

The following table represents pension components (before tax) and related changes (before tax) recognized in AOCI for the Company's pension plans for the years ended March 31, 2013, 2012 and 2011:

	Fiscal year ended March 31,		
	2013	2012	2011
Amounts recorded in AOCI before taxes:			
Prior service cost	$ (816)	$ (922)	$(1,054)
Net loss	(16,645)	(11,176)	(3,712)
Net amount recognized	$(17,461)	$(12,098)	$(4,766)

	Fiscal year ended March 31,		
	2013	2012	2011
Changes in plan assets and benefit obligations:			
New prior service cost	$ —	$ —	$ 905
Net loss (gain) arising during the year	6,376	7,757	(3,505)
Effect of exchange rates on amounts included in AOCI	(392)	(176)	151
Amounts recognized as a component of net periodic benefit costs:			
Amortization of prior service cost	(79)	(83)	(62)
Amortization or settlement recognition of net loss	(523)	(187)	(250)
Total recognized in other comprehensive income	$5,382	$7,311	$(2,761)

The amounts included in AOCI as of March 31, 2013 that are expected to be recognized as components of net periodic pension cost during the fiscal year ended March 31, 2014 are as follows:

Net loss	$(866)
Prior service cost	(78)
Net amount expected to be recognized	$(944)

The accumulated benefit obligation related to all defined benefit pension plans and information related to unfunded and underfunded defined benefit pension plans at the end of each year are as follows:

	United States Plans		International Plans	
	March 31,		March 31,	
	2013	2012	2013	2012
All defined benefit plans:				
Accumulated benefit obligation	$15,911	$14,040	$56,135	$50,416
Unfunded defined benefit plans:				
Projected benefit obligation	—	—	28,444	26,892
Accumulated benefit obligation	—	—	27,032	25,508
Defined benefit plans with a projected benefit obligation in excess of the fair value of plan assets:				
Projected benefit obligation	$15,911	$14,040	$59,876	$28,003
Accumulated benefit obligation	15,911	14,040	56,135	26,445
Fair value of plan assets	10,334	9,192	29,468	789
Defined benefit plans with an accumulated benefit obligation in excess of the fair value of plan assets:				
Projected benefit obligation	$15,911	$14,040	$29,571	$28,003
Accumulated benefit obligation	15,911	14,040	27,985	26,445
Fair value of plan assets	10,334	9,192	777	789

Assumptions

Significant assumptions used to determine the net periodic benefit cost for the US and International plans were as follows:

	United States Plans			International Plans		
	Fiscal year ended March 31,			Fiscal year ended March 31,		
	2013	2012	2011	2013	2012	2011
Discount rate	4.8%	5.7%	6.0%	2.5-5.5%	4.0-5.5%	4.3-6.0%
Expected return on plan assets	8.0	8.0	8.0	5.5-7.0	5.5-7.0	5.5-7.0
Rate of compensation increase	N/A	N/A	N/A	2.0-4.0	2.0-4.0	2.0-3.5

Significant assumptions used to determine the projected benefit obligations for the US and International plans were as follows:

	United States Plans		International Plans	
	March 31,		March 31,	
	2013	2012	2013	2012
Discount rate	4.0%	4.8%	2.5-4.4%	2.5-5.5%
Expected return on plan assets	8.0	8.0	4.0-7.0	5.5-7.0
Rate of compensation increase	N/A	N/A	2.0-4.0	2.0-4.0

N/A = not applicable

The United States plans do not include compensation in the formula for determining the pension benefit as it is based solely on years of service.

The expected long-term rate of return for the Company's pension plan assets is based upon the target asset allocation and is determined using forward looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. The Company evaluates the rate of return assumptions for each of its plans on an annual basis.

Pension Plan Investment Strategy

The Company's investment policy emphasizes a balanced approach to investing in securities of high quality and ready marketability. Investment flexibility is encouraged so as not to exclude opportunities available through a diversified investment strategy.

Equity investments are maintained within a target range of 50%-70% of the total portfolio market value. Investments in debt securities include issues of various maturities, and the average quality rating of bonds should be investment grade with a minimum quality rating of "B" at the time of purchase.

The Company periodically reviews the asset allocation of its portfolio. The proportion committed to equities, debt securities and cash and cash equivalents is a function of the values available in each category and risk considerations. The plan's overall return will be compared to and expected to meet or exceed established benchmark funds and returns over a three to five year period.

The objectives of the Company's investment strategies are: (a) the achievement of a reasonable long-term rate of total return consistent with an emphasis on preservation of capital and purchasing power, (b) stability of annual returns through a portfolio risk level, which is appropriate to conservative accounts, and (c) reflective of the Company's willingness to forgo significantly above-average rewards in order to minimize above-average risks. These objectives may not be met each year but should be attained over a reasonable period of time.

The following table represents our pension plan investments measured at fair value as of March 31, 2013 and 2012 and the basis for that measurement:

	March 31, 2013							
	United States Plans				International Plans			
	Total Fair Value Measurement	Quoted Price In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurement	Quoted Price In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset category:								
Cash and cash equivalents	$ 1,454	$ 1,454	$—	$—	$ —	$ —	$—	$—
Equity securities								
US[(a)]	5,346	5,346	—	—	2,856	2,856	—	—
International[(b)]	905	905	—	—	15,617	15,617	—	—
Fixed income[(c)]	2,629	2,629	—	—	10,995	10,995	—	—
Total	$10,334	$10,334	$—	$—	$29,468	$29,468	$—	$—

	March 31, 2012							
	United States Plans				International Plans			
	Total Fair Value Measurement	Quoted Price In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurement	Quoted Price In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset category:								
Cash and cash equivalents	$ 868	$ 868	$—	$—	$ —	$ —	$—	$—
Equity securities								
US[(a)]	5,067	5,067	—	—	2,742	2,742	—	—
International[(b)]	837	837	—	—	14,728	14,728	—	—
Fixed income[(c)]	2,420	2,420	—	—	9,472	9,472	—	—
Total	$9,192	$9,192	$—	$—	$26,942	$26,942	$—	$—

The fair values presented above were determined based on valuation techniques categorized as follows:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

(a) US equities include companies that are well diversified by industry sector and equity style (i.e., growth and value strategies). Active and passive management strategies are employed. Investments are primarily in large capitalization stocks and, to a lesser extent, mid- and small-cap stocks.

(b) International equities are invested in companies that are traded on exchanges outside the U.S. and are well diversified by industry sector, country and equity style. Active and passive strategies are employed. The vast majority of the investments are made in companies in developed markets with a small percentage in emerging markets.

(c) Fixed income consists primarily of investment grade bonds from diversified industries.

The Company expects to make cash contributions of approximately $2,226 to its pension plans in fiscal year 2014.

Estimated future benefit payments under the Company's pension plans are as follows:

	Pension Benefits
2014	$ 2,486
2015	2,253
2016	2,464
2017	2,888
2018	2,872
Years 2019-2023	17,519

Defined Contribution Plan

The Company maintains defined contribution plans primarily in the U.S. and U.K. Eligible employees can contribute a portion of their pre-tax and /or after-tax income in accordance with plan guidelines and the Company will make contributions based on the employees' eligible pay and /or will match a percentage of the employee contributions up to certain limits. Matching contributions charged to expense for the fiscal years ended March 31, 2013, 2012 and 2011 were $5,191, $5,146 and $5,025, respectively.

15. Stockholders' Equity and Noncontrolling Interests

Preferred Stock and Common Stock

The Company's certificate of incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"). At March 31, 2013 and 2012, no shares of Preferred Stock were issued or outstanding. The Board of Directors of the Company has the authority to specify the terms of any Preferred Stock at the time of issuance.

The following demonstrates the change in the number of shares of common stock outstanding during fiscal years ended March 31, 2011, 2012 and 2013, respectively:

Shares outstanding as of March 31, 2010	48,581,832
Shares issued as part of equity-based compensation plans, net of equity awards surrendered for option price and taxes	1,452,521
Shares outstanding as of March 31, 2011	50,034,353
Purchase of treasury stock	(2,646,885)
Shares issued as part of equity-based compensation plans, net of equity awards surrendered for option price and taxes	412,661
Shares outstanding as of March 31, 2012	47,800,129
Purchase of treasury stock	(683,192)
Shares issued as part of equity-based compensation plans, net of equity awards surrendered for option price and taxes	723,267
Shares outstanding as of March 31, 2013	47,840,204

Treasury Stock

In fiscal 2013 and 2012, the Company purchased 683,192 shares of its common stock for $22,593 and 2,646,885 shares for $58,383, respectively. At March 31, 2013 and 2012, the Company held 5,130,077 and 4,446,885 shares as treasury stock.

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	Beginning Balance	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Ending Balance
March 31, 2013					
Pension funded status adjustment	$ (8,982)	$ (5,382)	$ 1,195	$ (4,187)	$ (13,169)
Net unrealized gain (loss) on derivative instruments	1,175	(3,141)	1,134	(2,007)	(832)
Foreign currency translation adjustment	81,900	(27,244)	—	(27,244)	54,656
Accumulated other comprehensive income	$ 74,093	$(35,767)	$ 2,329	$(33,438)	$ 40,655
March 31, 2012					
Pension funded status adjustment	$ (3,512)	$ (7,311)	$ 1,841	$ (5,470)	$ (8,982)
Net unrealized gain (loss) on derivative instruments	4,436	(5,170)	1,909	(3,261)	1,175
Foreign currency translation adjustment	114,256	(32,356)	—	(32,356)	81,900
Accumulated other comprehensive income	$115,180	$(44,837)	$ 3,750	$(41,087)	$ 74,093
March 31, 2011					
Pension funded status adjustment	$ (5,479)	$ 2,761	$ (794)	$ 1,967	$ (3,512)
Net unrealized gain (loss) on derivative instruments	(5,034)	14,721	(5,251)	9,470	4,436
Foreign currency translation adjustment	77,717	36,539	—	36,539	114,256
Accumulated other comprehensive income	$ 67,204	$ 54,021	$(6,045)	$ 47,976	$115,180

Noncontrolling Interests

During fiscal 2013, the Company acquired the remaining 40% of noncontrolling interest of EAS Germany GmbH previously owned by GAIA Akkumulatorenwerke GmbH ("GAIA"), a wholly owned subsidiary of Lithium Technology Corporation ("LTC") for $2,131. The noncontrolling interest related to the fiscal 2012 acquisition of EAS Germany GmbH.

Redeemable Noncontrolling Interests

During fiscal 2012, the Company acquired a controlling financial interest in Powertech Batteries and Energy Leader Batteries India Limited (Note 2). The minority partners of both Powertech Batteries and Energy Leader Batteries India Limited have options exercisable to require the redemption of the shares owned by them, which if exercised, would make the Company the sole owner of these entities. The noncontrolling interests in both of these entities are reported by the Company as redeemable noncontrolling interests and classified as mezzanine equity (temporary equity) on the Consolidated Balance Sheets. The redeemable noncontrolling interests are reported at their estimated redemption value.

The following demonstrates the change in redeemable noncontrolling interests during the fiscal years ended March 31, 2012 and 2013, respectively:

Balance as of March 31, 2011	$ —
Redeemable noncontrolling interests recognized in acquisitions of Powertech Batteries and Energy Leader Batteries India Limited	9,916
Net losses attributable to redeemable noncontrolling interests	(170)
Foreign currency translation adjustment	36
Balance as of March 31, 2012	$ 9,782
Net losses attributable to redeemable noncontrolling interests	(1,429)
Loan to equity conversion by redeemable noncontrolling interests	3,901
Foreign currency translation adjustment	(1,159)
Balance as of March 31, 2013	$11,095

16. Stock-Based Compensation

As of March 31, 2013, the Company maintains the EnerSys 2010 Equity Incentive Plan ("2010 EIP"). The 2010 EIP reserved 3,177,477 shares of common stock for the grant of various classes of nonqualified stock options, restricted stock units, market share units and other forms of equity-based compensation. Shares subject to any awards that expire without being exercised or that are forfeited or settled in cash shall again be available for future grants of awards under the 2010 EIP. Shares subject to awards that have been retained by the Company in payment or satisfaction of the exercise price and any applicable tax withholding obligation of an award shall not count against the limit described above.

As of March 31, 2013, 2,452,522 shares are available for future grants. The Company's management equity incentive plans are intended to provide an incentive to employees and non-employee directors of the Company to remain in the service of the Company and to increase their interest in the success of the Company in order to promote the long-term interests of the Company. The plans seek to promote the highest level of performance by providing an economic interest in the long-term performance of the Company. The Company settles employee share-based compensation awards with newly issued shares.

Stock Options

No non-qualified stock options were granted during the last three fiscal years. Options generally expire 10 years from the date of grant.

For fiscal 2013, 2012 and 2011, the Company recognized $97 ($69 net of taxes), $1,092 ($822 net of taxes) and $2,333 ($1,844 net of taxes), respectively, of stock-based compensation expense associated with stock option grants.

The following table summarizes the Company's stock option activity in the years indicated:

	Number of Options	Weighted-Average Remaining Contract Term (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Options outstanding as of March 31, 2010	2,431,233	4.0	$17.69	$19,191
Exercised	(1,415,391)		15.34	18,482
Canceled	(155,063)		29.32	9
Options outstanding as of March 31, 2011	860,779	6.2	$19.52	$17,129
Exercised	(227,116)		15.82	3,691
Options outstanding as of March 31, 2012	633,663	6.1	$20.85	$ 8,879
Exercised	(555,677)		21.70	8,860
Options outstanding and exercisable as of March 31, 2013	77,986	2.5	$14.76	$ 2,404

The following table summarizes information regarding stock options outstanding, all of which are also exercisable, as of March 31, 2013:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$10.01-$15.00	65,954	2.1	$14.12
$15.01-$30.19	12,032	4.1	18.29
	77,986	2.5	$14.76

A summary of the status of the Company's non-vested options as of March 31, 2013, and changes during fiscal 2013, is presented below:

	Number of Options	Weighted-Average Grant-Date Fair Value
Nonvested at March 31, 2012	110,037	$7.87
Vested	(110,037)	7.87
Nonvested at March 31, 2013	—	$—

Restricted Stock Units and Market Share Units

In fiscal 2013, the Company granted to non-employee directors 21,328 deferred restricted stock units at the fair value of $37.51 per restricted stock unit at the date of grant. In fiscal 2012, such grants amounted to 35,632 restricted stock units at the fair value of $22.45 per restricted stock unit at the date of grant. The fiscal 2012 and 2013 awards vested immediately upon the date of grant and the payment of shares of common stock under this grant are payable upon such director's termination of service as a director. In fiscal 2011, the Company granted to non-employee directors 21,248 restricted stock units at the market price of $22.59 per restricted stock unit at the date of grant. These restricted stock units vested in thirteen months following the date of grant.

In fiscal 2013, 2012 and 2011, the Company granted 9,412, 9,340 and 2,792 restricted stock units, respectively, at various fair values, under deferred compensation plans.

In fiscal 2013, the Company granted to management and other key employees 199,139 restricted stock units at the fair value of $31.76 per restricted stock unit and 303,942 market share units at a weighted average fair value of $41.36 per market share unit at the date of grant. The fair value of the market share units granted in fiscal 2013 was estimated at the date of grant using a binomial lattice model with the following assumptions: a risk-free interest rate of 0.37%, dividend yield of zero, time to maturity of 3 years and expected volatility of 39.08%.

In fiscal 2012, the Company granted to management and other key employees 95,026 restricted stock units at the fair value of $35.79 per restricted stock unit at the date of grant and 224,397 market share units at the fair value of $48.36 per market share unit at the date of grant. The fair value of the market share units granted in fiscal 2012 was estimated at the date of grant using a binomial lattice model with the following assumptions: a risk-free interest rate of 0.93%, dividend yield of zero, time to maturity of 3 years and expected volatility of 45.5%.

In fiscal 2011, the Company granted to management and other key employees 291,701 restricted stock units at the fair value of $25.67 per restricted stock unit at the date of grant and 124,091 market share units at the fair value of $34.45 per market share unit at the date of grant. The fair value of the market share units granted in fiscal 2011was estimated at the date of grant using a binomial lattice model with the following assumptions: a risk-free interest rate of 1.30%, dividend yield of zero, time to maturity of 3 years and expected volatility of 43.0%.

A summary of the changes in restricted stock units and market share units awarded to employees and directors that were outstanding under the Company's equity compensation plans during fiscal 2013 is presented below:

	Restricted Stock Units (RSU)		Market Share Units (MSU)	
	Number of RSU	Weighted-Average Grant Date Fair Value	Number of MSU	Weighted-Average Grant Date Fair Value
Non-vested awards as of March 31, 2012	617,240	$24.61	346,563	$43.38
Granted	229,879	31.23	303,942	41.36
Vested	(238,320)	23.99	—	—
Canceled	(6,693)	32.01	(20,466)	46.77
Non-vested awards as of March 31, 2013	602,106	$27.30	630,039	$42.29

The Company recognized stock-based compensation expense relating to restricted stock units and market share units of approximately $14,640, with a related tax benefit of $4,105 for fiscal 2013, $10,493, with a related tax benefit of $2,599 for fiscal 2012 and $6,723, with a related tax benefit of $1,659 for fiscal 2011.

All Award Plans

As of March 31, 2013, unrecognized compensation expense associated with the non-vested incentive awards outstanding was $22,941 and is expected to be recognized over a weighted-average period of nineteen months.

17. Earnings Per Share

The following table sets forth the reconciliation from basic to diluted weighted-average number of common shares outstanding and the calculations of net earnings per common share attributable to EnerSys stockholders.

	March 31,		
	2013	2012	2011
Net earnings attributable to EnerSys stockholders	$ 166,508	$ 144,003	$ 113,426
Weighted-average number of common shares outstanding:			
Basic	48,022,005	48,748,205	49,376,132
Dilutive effect of:			
Common shares from exercise and lapse of equity awards, net of shares assumed reacquired	593,422	467,830	668,114
Convertible Notes	20,022	—	—
Diluted weighted-average number of common shares outstanding	48,635,449	49,216,035	50,044,246
Basic earnings per common share attributable to EnerSys stockholders	$ 3.47	$ 2.95	$ 2.30
Diluted earnings per common share attributable to EnerSys stockholders	$ 3.42	$ 2.93	$ 2.27
Anti-dilutive equity awards not included in diluted weighted-average common shares	—	221,097	—

The aggregate number of shares that the Company could be obligated to issue upon conversion of its $172,500 Convertible Notes which the Company issued in May 2008, is approximately 4,248,761. It is the Company's current intent to settle the principal amount of any conversions in cash, and any additional conversion consideration in cash, shares of EnerSys common stock or a combination of cash and shares. During the fourth quarter of fiscal 2013, the average price of our common stock at $41.38 per share exceeded the conversion price of $40.60 per share on the Convertible Notes. 20,022 shares relating to the conversion premium ($41.38-$40.60) on the Convertible Notes were included in the diluted earnings per share using the treasury stock method. No contingent shares were included in diluted shares outstanding during fiscal 2012 and 2011 as the specified conversion price exceeded the average market price of the Company's common stock, and the inclusion of contingent shares would have been anti-dilutive. See Note 8 for more details on the Convertible Notes and their redemption.

18. Commitments, Contingencies and Litigation

Litigation and Other Legal Matters

The Company is involved in litigation incidental to the conduct of its business, the results of which, in the opinion of management, are not likely to be material to the Company's financial condition, results of operations, or cash flows.

In fiscal 2009, the Court of Commerce in Lyon, France ruled that the Company's French subsidiary, EnerSys Sarl, which was acquired by the Company in 2002, was partially responsible for a 1999 fire in a French hotel under construction. The Company's portion of damages was assessed at €2,700 or $4,200 which was duly recorded and paid by the Company, but the ruling was appealed. In a subsequent ruling by the Court of Appeal of Lyon, France, the portion of damages was reduced, entitling the Company to a refund of the monies paid of €671 or $900 which has been recorded and collected in the second quarter of fiscal 2012. The Company further appealed the ruling to the French Supreme Court, which on March 14, 2012, ruled in the Company's favor and ordered the case back to the Court of Appeal of Lyon to further review certain aspects of the original decision in the case, including the assessment of damages. The Court of Appeal of Lyon heard arguments on April 9, 2013 and a ruling is expected in the second quarter of fiscal 2014.

Environmental Issues

As a result of its operations, the Company is subject to various federal, state and local, as well as international environmental laws and regulations and is exposed to the costs and risks of registering, handling, processing, storing, transporting, and disposing of hazardous substances, especially lead and acid. The Company's operations are also subject to federal, state, local and international occupational safety and health regulations, including laws and regulations relating to exposure to lead in the workplace.

The Company is responsible for certain cleanup obligations at the former Yuasa battery facility in Sumter, South Carolina that predates its ownership of this facility. This manufacturing facility was closed in 2001 and is separate from the Company's current metal fabrication facility in Sumter. The Company has established a reserve for this facility. As of March 31, 2013 and 2012, the reserves related to this facility totaled $2,915 and $2,995, respectively. Based on current information, the Company's management believes these reserves are adequate to satisfy the Company's environmental liabilities at this facility.

Collective Bargaining

At March 31, 2013, the Company had approximately 9,000 employees. Of these employees, approximately 35% were covered by collective bargaining agreements. The average term of these agreements is two years, with the longest term being four years. Approximately 33% of these agreements expire over the next twelve months.

Lead Contracts

To stabilize its costs, the Company has entered into contracts with financial institutions to fix the price of lead. The vast majority of such contracts are for a period not extending beyond one year. Under these contracts, at March 31, 2013 and 2012, the Company hedged the price to purchase approximately 56.3 million pounds and 60.0 million pounds of lead, respectively, for a total purchase price of $56,601 and $56,610, respectively.

Foreign Currency Forward Contracts

The Company quantifies and monitors its global foreign currency exposures. On a selective basis the Company will enter into foreign currency forward and option contracts to reduce the volatility from currency movements that affect the Company. The vast majority of such contracts are for a period not extending beyond one year. The Company's largest exposure is from the purchase and conversion of U.S. dollar based lead costs into local currencies in Europe. Additionally, the Company has currency exposures from intercompany and third-party trade transactions. To hedge these exposures, the Company has entered into a total of $73,115 and $53,531, of foreign currency forward contracts with financial institutions as of March 31, 2013 and 2012, respectively.

Interest Rate Swap Agreements

The Company is exposed to changes in variable U.S. interest rates on borrowings under its credit agreements. On a selective basis, from time to time, the Company enters into interest rate swap agreements to reduce the negative impact that increases in interest rates could have on its outstanding variable rate debt. At March 31, 2013 and 2012, such agreements, which expired in May 2013, converted $65,000 and $85,000, respectively, of variable-rate debt to a fixed-rate basis utilizing the three-month LIBOR as a floating rate reference. Fluctuations in LIBOR and fixed rates affect both the Company's net financial investment position and the amount of cash to be paid or received under these agreements.

19. Restructuring Plans

The Company has acquisition related restructuring plans and non-acquisition related restructuring plans and bases its restructuring accounting and disclosures on the applicable accounting guidance. As a result, charges to net earnings were made in the periods in which restructuring plan liabilities were incurred.

Acquisition related restructuring plan

In fiscal 2010, the Company acquired the stock of OEB Traction Batteries and certain operating assets and liabilities of the reserve power battery business of Accu Holding AG and its Swedish sales subsidiary (all collectively referred to as "Oerlikon"). The Company completed the process of closing the two manufacturing facilities of Oerlikon during the third quarter of fiscal 2011, which resulted in the reduction of approximately 100 employees. The Company recorded restructuring charges related to this plan of $4,526 in fiscal 2010 through fiscal 2012. This plan has been completed as of March 31, 2012.

A roll-forward of the acquisition related restructuring reserve is as follows:

	Employee Severance	Plant Closure and Other	Total
Balance at March 31, 2010	$ 1,292	$ —	$ 1,292
Accrued	108	2,438	2,546
Costs incurred	(1,107)	(2,313)	(3,420)
Foreign currency impact and other	(36)	21	(15)
Balance at March 31, 2011	257	146	403
Accrued	81	630	711
Costs incurred	(338)	(776)	(1,114)
Foreign currency impact and other	—	—	—
Balance at March 31, 2012	$ —	$ —	$ —

Non-acquisition related restructuring plans

In February and May 2009, the Company announced a plan to restructure certain of its EMEA and American operations, which resulted in a reduction of approximately 470 employees upon completion across its operations. These actions were primarily in EMEA and included charges for employee-related severance payments and asset impairments, the most significant of which was the closure of its leased Italian manufacturing facility and the opening of a new Italian distribution center. The Company recorded restructuring charges of $31,753 in fiscal 2009 through fiscal 2012. This plan has been completed as of March 31, 2012.

During fiscal 2011, the Company announced a restructuring of its EMEA operations, which resulted in a reduction of approximately 60 employees upon completion across its operations. The Company recorded restructuring charges of $5,178 in fiscal 2011 through 2012, with no additional charges in fiscal 2013. These charges were primarily from cash expenses for employee severance-related payments. The Company incurred $4,579 of costs against the accrual during fiscal 2011 through 2012, with an additional $556 of costs incurred during fiscal 2013. This plan has been completed as of March 31, 2013.

During fiscal 2012, the Company announced restructuring plans related to its operations in EMEA, primarily consisting of the transfer of manufacturing of select products between certain of its manufacturing operations and restructuring of its selling, general and administrative operations, which is expected to result in the reduction of approximately 85 employees upon completion. The Company estimates that the total charges for these actions will amount to approximately $3,600, primarily from cash expenses for employee severance-related payments. The Company recorded restructuring charges of $3,070 in fiscal 2012 with an additional $475 of charges in fiscal 2013. The Company incurred $2,433 of costs against the accrual during fiscal 2012, with an additional $913 of costs incurred in fiscal 2013. As of March 31, 2013, the reserve balance associated with these actions is $185. The Company does not expect to be committed to significant additional restructuring charges in fiscal 2014 related to these actions and expects to complete the program during fiscal 2014.

During fiscal 2013, the Company announced further restructurings related to improving the efficiency of its manufacturing operations in EMEA. The Company estimates that the total charges for these actions will amount to approximately $8,100, primarily from cash expenses for employee severance-related payments and non-cash expenses associated with the write-off of certain fixed assets and inventory. The Company estimates that these actions will result in the reduction of approximately 130 employees upon completion. During fiscal 2013, the Company recorded restructuring charges of $3,998, consisting of non-cash charges of $1,399 related to the write-off of fixed assets and inventory, along with cash charges related to employee severance and other charges of $2,599. During fiscal 2013, the Company incurred $952 of costs against the accrual. As of March 31, 2013, the reserve balance associated with these actions is $1,594. The Company expects to be committed to an additional $3,000 of restructuring charges related to these actions during fiscal 2014, and expects to complete the program during fiscal 2015.

During fiscal 2013, the Company announced a restructuring related to the closure of its manufacturing facility located in Chaoan, People's Republic of China, in which the Company will transfer the manufacturing at that location to its other facilities in the People's Republic of China, to improve operational efficiencies. The Company estimates that the total charges related to this action will amount to approximately $3,400. During fiscal 2013, the Company recorded restructuring charges of $2,691, consisting of non-cash charges of $2,290 related to the write-off of fixed assets and inventory, along with cash charges related to employee severance and other charges of $401. During fiscal 2013, the Company incurred $221 in costs against the accrual. As of March 31, 2013, the reserve balance associated with this action is $180. The Company expects to be committed to an additional $700 of restructuring charges related to these actions. The Company expects to complete the restructuring during fiscal 2014.

A roll-forward of the non-acquisition related restructuring reserve is as follows:

	Employee Severance	Plant Closure and Other	Total
Balance at March 31, 2010	$ 7,482	$ —	$ 7,482
Accrued	4,267	—	4,267
Costs incurred	(6,945)	—	(6,945)
Foreign currency impact and other	116	—	116
Balance at March 31, 2011	$ 4,920	$ —	$ 4,920
Accrual adjustment	(681)	—	(681)
Accrued	4,958	—	4,958
Costs incurred	(7,966)	—	(7,966)
Foreign currency impact and other	(45)	—	(45)
Balance at March 31, 2012	$ 1,186	$ —	$ 1,186
Accrued	3,093	382	3,475
Costs incurred	(2,485)	(157)	(2,642)
Foreign currency impact and other	(56)	(4)	(60)
Balance at March 31, 2013	$ 1,738	$ 221	$ 1,959

20. Warranty

The Company provides for estimated product warranty expenses when the related products are sold and are included within accrued expenses and other liabilities. Because warranty estimates are forecasts that are based on the best available information, primarily historical claims experience, costs may differ from amounts provided. An analysis of changes in the liability for product warranties is as follows:

Balance at March 31, 2010	$ 31,739
Current year provisions	20,565
Costs incurred	(17,499)
Foreign exchange and other	1,201
Balance at March 31, 2011	36,006
Current year provisions	26,841
Costs incurred	(20,185)
Foreign exchange and other	(595)
Balance at March 31, 2012	42,067
Current year provisions	19,724
Costs incurred	(20,945)
Foreign exchange and other	1,745
Balance at March 31, 2013	$ 42,591

21. Other (Income) Expense, Net and Charges Related to Refinancing

Other (income) expense, net consists of the following:

	Fiscal Years Ended March 31,		
	2013	2012	2011
Foreign exchange transaction losses	$ 1,887	$1,483	$ 732
Insurance recoveries	(1,800)	—	—
Secondary offering fees	—	—	615
Other	829	1,585	830
Total	$ 916	$3,068	$2,177

Charges related to refinancing:

	Fiscal Years Ended March 31,		
	2013	2012	2011
Charges related to refinancing	$—	$—	$8,155

In fiscal 2011, the Company incurred charges of $8,155 in connection with the refinancing of the Company's previous credit facility. These charges included $2,308 in write-offs of deferred financing fees and $5,847 of losses from discontinuing hedge accounting for the interest rate swap agreements.

22. Operations by Industry Segment and Geographic Area

Summarized financial information related to the Company's reportable segments at March 31, 2013, 2012 and 2011 and for each of the fiscal years then ended is shown below.

	Fiscal Years Ended March 31,		
	2013	2012	2011
Net sales by segment to unaffiliated customers			
EMEA	$ 926,165	$ 995,431	$ 890,313
Americas	1,126,904	1,082,747	896,629
Asia	224,490	205,191	177,520
Total net sales	$2,277,559	$2,283,369	$1,964,462
Net sales by product line			
Reserve power	$1,118,965	$1,092,734	$ 970,480
Motive power	1,158,594	1,190,635	993,982
Total net sales	$2,277,559	$2,283,369	$1,964,462
Intersegment sales			
EMEA	$ 76,947	$ 75,652	$ 55,586
Americas	36,854	38,115	42,141
Asia	31,246	21,182	21,349
Total intersegment sales[1]	$ 145,047	$ 134,949	$ 119,076
Operating earnings			
EMEA	$ 64,032	$ 63,872	$ 55,643
Americas	171,854	138,894	124,515
Asia	21,146	12,133	10,469
Restructuring charges—EMEA	(4,473)	(4,988)	(6,813)
Restructuring charges—Asia	(2,691)	—	—
Legal proceedings settlement income—EMEA	—	900	—
Total operating earnings[2]	$ 249,868	$ 210,811	$ 183,814
Property, plant and equipment, net			
EMEA	$ 152,577	$ 161,854	$ 169,056
Americas	152,678	144,701	142,263
Asia	44,871	46,660	33,066
Total	$ 350,126	$ 353,215	$ 344,385
Capital Expenditures			
EMEA	$ 20,761	$ 21,631	$ 22,034
Americas	29,566	20,862	22,368
Asia	4,959	6,450	15,538
Total	$ 55,286	$ 48,943	$ 59,940
Depreciation and Amortization			
EMEA	$ 22,255	$ 25,451	$ 21,564
Americas	23,073	21,466	19,842
Asia	5,174	3,443	2,987
Total	$ 50,502	$ 50,360	$ 44,393

(1) Intersegment sales are presented on a cost-plus basis which takes into consideration the effect of transfer prices between legal entities.

(2) The Company does not allocate interest expense or other (income) expense to the reportable segments.

The Company markets its products and services in over 100 countries. Sales are attributed to countries based on the location of sales order approval and acceptance. Sales to customers in the United States were 43.0%, 42.6% and 41.3% for fiscal years ended March 31, 2013, 2012 and 2011, respectively. Property, plant and equipment, net, attributable to the United States as of March 31, 2013 and 2012, were $127,191 and $119,242, respectively. No single country, outside the United States, accounted for more than 10% of the consolidated net sales or net property, plant and equipment and therefore was deemed not material for separate disclosure.

23. Quarterly Financial Data (Unaudited)

The Company reports interim financial information for 13-week periods, except for the first quarter, which always begins on April 1, and the fourth quarter, which always ends on March 31. The four quarters in fiscal 2013 ended on July 1, 2012, September 30, 2012, December 30, 2012, and March 31, 2013, respectively. The four quarters in fiscal 2012 ended on July 3, 2011, October 2, 2011, January 1, 2012, and March 31, 2012, respectively.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal Year
Fiscal year ended March 31, 2013					
Net sales	$593,910	$554,212	$557,320	$572,117	$2,277,559
Gross profit	148,306	138,339	143,698	139,013	569,356
Operating earnings[(1)]	70,255	62,885	59,737	56,991	249,868
Net earnings	45,564	43,011	38,677	37,706	164,958
Net earnings attributable to EnerSys stockholders	45,804	43,790	39,184	37,730	166,508
Net earnings per common share attributable to EnerSys stockholders—basic	$ 0.96	$ 0.91	$ 0.81	$ 0.79	$ 3.47
Net earnings per common share attributable to EnerSys stockholders—diluted	$ 0.95	$ 0.90	$ 0.80	$ 0.77	$ 3.42
Fiscal year ended March 31, 2012					
Net sales	$569,229	$547,140	$574,246	$592,754	$2,283,369
Gross profit	121,971	114,395	130,876	145,463	512,705
Operating earnings[(2)]	48,715	42,440	53,777	65,879	210,811
Net earnings	33,496	28,289	36,859	45,323	143,967
Net earnings attributable to EnerSys stockholders	33,496	28,289	36,859	45,359	144,003
Net earnings per common share attributable to EnerSys stockholders—basic	$ 0.67	$ 0.57	$ 0.77	$ 0.95	$ 2.95
Net earnings per common share attributable to EnerSys stockholders—diluted	$ 0.66	$ 0.57	$ 0.77	$ 0.94	$ 2.93

(1) Included in Operating earnings were restructuring charges of $370, $1,295, $3,776 and $1,723 for the first, second, third and fourth quarters of fiscal 2013, respectively.

(2) Included in Operating earnings were restructuring charges of $410, $902, $1,440 and $2,236 for the first, second, third and fourth quarters of fiscal 2012, respectively. Operating earnings also included a legal proceedings settlement income of $900, in the second quarter of fiscal 2012.

24. Subsequent Events

On May 28, 2013, the Company announced the payment of a quarterly cash dividend of $0.125 per share of common stock to be paid on June 28, 2013, to stockholders of record as of June 14, 2013.

EnerSys
Valuation and Qualifying Accounts
(In Thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Charge-Offs	Purchase accounting adjustments	Other(1)	Balance at End of Period
Allowance for doubtful accounts:						
Fiscal year ended March 31, 2011	$ 9,879	$1,513	$(1,673)	$ —	$ 828	$10,547
Fiscal year ended March 31, 2012	10,547	1,395	(2,012)	—	92	10,022
Fiscal year ended March 31, 2013	10,022	998	(1,568)	—	(160)	9,292
Allowance for inventory valuation:						
Fiscal year ended March 31, 2011	$11,678	$8,329	$(5,361)	$ —	$ 406	$15,052
Fiscal year ended March 31, 2012	15,052	7,659	(7,657)	—	(223)	14,831
Fiscal year ended March 31, 2013	14,831	7,337	(4,584)	—	(212)	17,372
Deferred tax asset—valuation allowance:						
Fiscal year ended March 31, 2011	$58,382	$ 825	$(2,444)	$5,340	$ 1,514	$63,617
Fiscal year ended March 31, 2012	63,617	2,457	(7,528)	1,124	(3,311)	56,359
Fiscal year ended March 31, 2013	56,359	3,829	(3,259)	—	(2,387)	54,542

(1) Primarily the impact of currency changes.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Disclosure Controls and Procedures. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

(b) Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The report called for by Item 308(a) of Regulation S-K is included herein as "Management's Report on Internal Control Over Financial Reporting."

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. The scope of management's assessment of the effectiveness of internal control over financial reporting includes substantially all of our businesses. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2013.

The attestation report called for by Item 308(b) of Registration S-K is included herein as "Report of Independent Registered Public Accounting Firm," which appears in Item 8 in this Annual Report on Form 10-K.

/s/ JOHN D. CRAIG	/s/ MICHAEL J. SCHMIDTLEIN
John D. Craig **Chairman, President and CEO**	**Michael J. Schmidtlein** **Senior Vice President, Finance and CFO**

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item is incorporated by reference from the sections entitled "Board of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance—Independence of Directors," "Corporate Governance—Process for Selection of Director Nominee Candidates," "Audit Committee Report," and "Certain Relationships and Related Transactions—Employment of Related Parties" of the Company's definitive proxy statement for its 2013 Annual Meeting of Stockholders (the "Proxy Statement") to be filed no later than 120 days after the fiscal year end.

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees (including our Chief Executive Officer, Chief Financial Officer, and Controller) and have posted the Code on our website at www.enersys.com, and a copy is available in print to any stockholder who requires a copy. If we waive any provision of the Code applicable to any director, our Chief Executive Officer, Chief Financial Officer, and Controller, such waiver will be promptly disclosed to the Company's stockholders through the Company's website.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference from the sections entitled "Corporate Governance—Compensation Committee" and "Executive Compensation" of the Proxy Statement") to be filed no later than 120 days after the fiscal year end.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement to be filed no later than 120 days after the fiscal year end.

	Equity Compensation Plan Information		
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by security holders	1,940,170[1]	$14.76[2]	2,452,522
Equity compensation plans not approved by security holders	—	—	—
Total	1,940,170	$14.76	2,452,522

(1) Assumes a 200% payout of market share units.

(2) Awards of restricted stock units, market share units and deferred stock units and stock units held in both the EnerSys Voluntary Deferred Compensation Plan for Non-Employee Directors and the EnerSys Voluntary Deferred Compensation Plan for Executives were not included in calculating the weighted-average exercise price as they will be settled in shares of common stock for no consideration.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference from the sections entitled "Corporate Governance," and "Certain Relationships and Related Transactions" of the Proxy Statement to be filed no later than 120 days after the fiscal year end.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required by this item is incorporated by reference from the section entitled "Audit Committee Report" of the Proxy Statement to be filed no later than 120 days after the fiscal year end.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Report:

(1) Consolidated Financial Statements

See Index to Consolidated Financial Statements.

(2) Financial Statement Schedule

The following consolidated financial statement schedule should be read in conjunction with the consolidated financial statements (see Item 8. "Financial Statements and Supplementary Data:"): Schedule II—Valuation and Qualifying Accounts.

All other schedules are omitted because they are not applicable or the required information is contained in the consolidated financial statements or notes thereto.

(b) The following documents are filed herewith as exhibits:

Exhibit Number	Description of Exhibit
3.1	Fifth Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
3.2	Bylaws (incorporated by reference to Exhibits 3.2 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
4.1	Indenture, dated as of May 28, 2008, between EnerSys and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 28, 2008).
4.2	First Supplemental Indenture, dated as of May 28, 2008, between EnerSys and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 28, 2008).
10.1	Credit Agreement, dated as of June 27, 2008, among EnerSys, Bank of America, N.A., as Administrative Agent, Wachovia Capital Markets, LLC, as Syndication Agent, Goldman Sachs Credit Partners L.P., RZB Finance LLC and PNC Bank, National Association, as Co-Documentation Agent, and the various lending institutions party thereto (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on June 30, 2008).
10.2	Credit Agreement, dated as of March 29, 2011, among EnerSys, Bank of America, N.A., as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, RB International Finance (USA) LLC and PNC Bank, National Association, as Co-Documentation Agents and Co-Managers and the various lending institutions party thereto (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on March 29, 2011).
10.3	Euro Credit Agreement, dated June 15, 2005, among EnerSys S.p.A., Banca Intesa S.p.A., Sanpaolo IMI S.p.A., et al. (incorporated by reference to Exhibit 10.2 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on June 20, 2005).
10.4	Amendment to Euro 25,000,000 Credit Agreement (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on January 16, 2007).

Exhibit Number	Description of Exhibit
10.5	Waiver and Amendment Agreement to Euro 25,000,000 Credit Agreement, among EnerSys Holdings (Luxembourg) S.a.r.l., EnerSys, EnerSys Capital, Inc. and Intesa Sanpaolo S.p.A., as Facility Agent and lender (incorporated by reference to Exhibit 10.2 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 19, 2008).
10.6	Amendment and Supplemental Facility Agreement to the Company's Euro 25 Million Credit Facility Agreement, dated October 16, 2008 (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on February 4, 2009).
10.7	Pledge Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.10 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.8	Security Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.11 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.9	Subsidiaries Guaranty, dated March 17, 2004, among various subsidiaries of EnerSys, in favor of Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.12 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.10	Pledge over the Participation in EnerSys S.p.A., dated June 15, 2005, among EnerSys Holdings (Luxembourg) S.à r.l., Banca Intesa S.p.A., Sanpaolo IMI S.p.A., et al. (incorporated by reference to Exhibit 10.3 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on June 20, 2005).
10.11	Guaranty, dated June 15, 2005, of EnerSys Capital Inc. in favor of Sanpaolo IMI S.p.A. (incorporated by reference to Exhibit 10.4 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on June 20, 2005).
10.12	Stock Subscription Agreement, dated March 22, 2002, among EnerSys Holdings Inc., Morgan Stanley Dean Witter Capital Partners IV, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. and Morgan Stanley Global Emerging Markets Private Investors, L.P. (incorporated by reference to Exhibit 10.27 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.13	Form of Indemnification Agreement between EnerSys and each of its Directors and Officers (incorporated by reference to Exhibit 10.18 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.14	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and John D. Craig and letter of amendment thereto (incorporated by reference to Exhibit 10.2 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.15	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and Richard W. Zuidema and letter of amendment thereto (incorporated by reference to Exhibit 10.6 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.16	Employment Agreement, dated as of July 1, 2007 between EH Europe GmbH and Raymond R. Kubis (incorporated by reference to Exhibit 10.1 to EnerSys' Quarterly Report on Form 10-Q (File No. 001-32253) filed on August 8, 2007).
10.17	Severance Agreement, dated as of May 26, 2011 between EnerSys and Michael J. Schmidtlein (incorporated by reference to Exhibit 10.17 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on May 25, 2012).

Exhibit Number	Description of Exhibit
10.18	Form of 2000 Management Equity Plan (incorporated by reference as Exhibit 10.1 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.19	Form of 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.24 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.20	EnerSys Amended and Restated 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to EnerSys Annual Report on Form 10-K (File No. 001-32253) filed on June 11, 2008).
10.21	EnerSys Management Incentive Plan for fiscal year 2007 (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on July 6, 2006).
10.22	EnerSys Management Incentive Plan for fiscal year 2008 (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on April 2, 2007).
10.23	Form of 2010 Equity Incentive Plan (incorporated by reference to Appendix A to EnerSys' Definitive Proxy Statement on Schedule 14A (File No. 001-32253) filed on June 16, 2010).
10.24	EnerSys Voluntary Deferred Compensation Plan for Executives as amended August 5, 2010, and May 26, 2011 (incorporated by reference to Exhibit 10.23 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on May 31, 2011).
10.25	Form of Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.26 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.26	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on December 9, 2005).
10.27	Form of Stock Option Agreement (four-year vesting) (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 23, 2007).
10.28	Form of Stock Option Agreement (three-year vesting) (incorporated by reference to Exhibit 10.2 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 6, 2008).
10.29	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 23, 2007).
10.30	Form of Restricted Stock Unit Agreement – Non-Employee Directors (incorporated by reference to Exhibit 10.29 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on June 1, 2009).
10.31	Form of Restricted Stock Unit Agreement – Employees – 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.30 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on June 1, 2010).
10.32	Form of Market Share Restricted Stock Unit Agreement – Employees (incorporated by reference to Exhibit 10.31 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on June 1, 2010).
10.33	Form of Market Share Restricted Stock Unit Agreement – Employees – 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.32 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on May 31, 2011).
10.34	Form of Restricted Stock Unit Agreement – Employees and Senior Executives – 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.33 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on May 31, 2011).

Exhibit Number	Description of Exhibit
10.35	Form of Restricted Stock Unit Agreement – Employees – 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.31 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on May 31, 2011).
10.36	Form of Deferred Stock Unit Agreement – Non-Employee Directors – 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.35 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on May 31, 2011).
10.37	Form of Severance Agreement (filed herewith).
10.38	Form of Stock Option Agreement (six-month vesting) (incorporated by reference to Exhibit 10.31 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on June 1, 2009).
10.39	Form of Restricted Stock Unit Agreement – Employees – 2010 Equity Incentive Plan (filed herewith).
10.40	Form of Market Share Restricted Stock Unit Agreement – Employees – 2010 Equity Incentive Plan (filed herewith).
10.41	Severance Agreement and Release dated April 1, 2013, between EnerSys and Raymond R. Kubis (filed herewith).
10.42	Consulting Agreement, dated April 1, 2013, between NKF Investments, LLC and EnerSys Delaware Inc. (filed herewith).
11.1	Statement regarding Computation of Per Share Earnings.*
12.1	Computation of Ratio of Earnings to Fixed Charges (filed herewith).
21.1	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Ernst & Young LLP (filed herewith).
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) Under the Securities Exchange Act of 1934 (filed herewith).
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) Under the Securities Exchange Act of 1934 (filed herewith).
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Document
101.LAB	XBRL Taxonomy Extension Label Document
101.PRE	XBRL Taxonomy Extension Presentation Document

* Information required to be presented in Exhibit 11 is provided in Note 17 of Notes to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K in accordance with FASB guidance for calculating earnings per share.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSYS

By /s/ JOHN D. CRAIG

John D. Craig
Chairman, President and Chief Executive Officer

Date: May 28, 2013

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose name appears below hereby appoints John D. Craig and Michael J. Schmidtlein and each of them, as his true and lawful agent, with full power of substitution and resubstitution, for him and in his, place or stead, in any and all capacities, to execute any and all amendments to the within annual report, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this annual report has been signed below by the following persons in the capacities and on the dates indicated

Name	Title	Date
/s/ JOHN D. CRAIG **John D. Craig**	Chairman, President, and Chief Executive Officer and Director (Principal Executive Officer)	May 28, 2013
/s/ MICHAEL J. SCHMIDTLEIN **Michael J. Schmidtlein**	Senior Vice President Finance and Chief Financial Officer (Principal Financial Officer)	May 28, 2013
/s/ KERRY M. KANE **Kerry M. Kane**	Vice President and Corporate Controller (Principal Accounting Officer)	May 28, 2013
/s/ HWAN-YOON F. CHUNG **Hwan-yoon F. Chung**	Director	May 28, 2013
/s/ SEIFI GHASEMI **Seifi Ghasemi**	Director	May 28, 2013
/s/ HOWARD I. HOFFEN **Howard I. Hoffen**	Director	May 28, 2013
/s/ ARTHUR T. KATSAROS **Arthur T. Katsaros**	Director	May 28, 2013

Name	Title	Date
/s/ JOHN F. LEHMAN **John F. Lehman**	Director	May 28, 2013
/s/ GENERAL ROBERT MAGNUS, USMC (RETIRED) **General Robert Magnus, USMC (Retired)**	Director	May 28, 2013
/s/ DENNIS S. MARLO **Dennis S. Marlo**	Director	May 28, 2013
/s/ JOSEPH C. MUSCARI **Joseph C. Muscari**	Director	May 28, 2013


EnerSys
Power/Full Solutions

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week.

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Eastern Time, on August 1, 2013.



Vote by Internet

- Go to **www.investorvote.com/ENS**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. 
X

Annual Meeting Proxy Card



▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the director nominees listed in Proposal 1 and FOR Proposals 2, 3 and 4.

1. Election of Directors*:

Nominee	For	Against	Abstain
01 - John D. Craig*	☐	☐	☐
02 - Howard I. Hoffen*	☐	☐	☐
03 - Joseph C. Muscari*	☐	☐	☐

+

*To elect the three (3) Class III director nominees of the Board of Directors of EnerSys, each to serve until the 2016 annual meeting of stockholders or until the earlier of their resignation or their respective successors shall have been elected and qualified.

Proposal	For	Against	Abstain
2. To ratify the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm for fiscal year ending March 31, 2014.	☐	☐	☐
3. An advisory vote to approve EnerSys' named executive officer compensation.	☐	☐	☐
4. Approval of the EnerSys 2013 Management Incentive Plan.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		



1 U P X ENS1



01N4WC

163122_Company_Blanks_Proxy_All_Holders/000005/000005/i

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼


EnerSys
Power/Full Solutions

Proxy — EnerSys

Notice of 2013 Annual Meeting of Stockholders

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ENERSYS

Richard W. Zuidema and Joseph G. Lewis, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of EnerSys to be held on August 1, 2013 at the Company's corporate offices located at 2366 Bernville Rd., Reading PA 19605 at 10:00 a.m., local time and at any and all postponements or adjournments thereof. This proxy may be revoked any time before it is exercised.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR all of the director nominees listed in Proposal 1, FOR Proposal 2, FOR Proposal 3 and FOR Proposal 4.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)


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